As filed with the Securities and Exchange Commission on June 25, 2004

Registration Number 333-114702

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Active Network, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	33-0884962
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1020 Prospect Street, Suite 250

La Jolla, California 92037

(858) 551-9916

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Alberga

Chief Executive Officer

The Active Network, Inc.

1020 Prospect Street, Suite 250

La Jolla, California 92037

(858) 551-9916

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kourosh Vossoughi

General Counsel, Vice President of Corporate Development

The Active Network, Inc.

1020 Prospect Street, Suite 250

La Jolla, California 92037

(858) 551-9916

Additional copies to:

Frederick T. Muto, Esq. Steven M. Przesmicki, Esq. Thomas Owen, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Nora L. Gibson, Esq. Mark Baudler, Esq. Michelle Kley, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market, Spear Street Tower San Francisco, CA 94105 (415) 947-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2004

         Shares

Common Stock

We are offering          shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “ACTN”. We estimate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares of common stock to purchasers on             , 2004. We have granted the underwriters an option to purchase up to an additional              shares of common stock from us solely to cover over-allotments.

Jefferies & Company, Inc.

The date of this prospectus is             , 2004

the active NETWORK

An Application and Marketing Services company
focused on the participatory sports and activities industry

individual sports

team sports

camps

park activities

ENTER

marketing services

features:

event registration   event search   fitness tips   online training plans   event management

team websites   roster management   e-mail tools   team registration   MessageCast   tips and drills

marketing activation   product sampling   field marketing   athlete sponsorships   event production

recreation automation   activity registration   facility reservation   financial reporting   point-of-sale

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the terms “The Active Network”, “we”, “us”, and “our” refer to The Active Network, Inc., a Delaware corporation.

SUMMARY

The following prospectus summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including our consolidated financial statements and notes thereto, appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the Risk Factors beginning on page 7.

The Active Network, Inc.

Overview

We are the leading provider of application services that reduce the cost and complexity of managing, organizing and promoting participatory sports and activities, and a leading provider of marketing services to reach active lifestyle consumers.

Our application services, encompassed in the Active Technology Suite™, are used by event organizers, park and recreation department administrators and amateur sports league administrators to provide online registration transaction processing and data management, enhance marketing and promotion capabilities, and improve the management of facilities and membership. We believe we have the largest customer base in our industry, a customer base that includes organizers of over 7,000 events, 600 park and recreation departments, and 2,500 leagues and camps. In 2003, the event, park and recreation department, league organization and camp that generated the largest amount of our revenues were, respectively, the PF Chang Rock ‘n’ Roll Arizona Marathon, the District of Columbia Park and Recreation Department, NFL Youth Football, and the Stanford Soccer Academy. We also operate eteamz.com, our team and league web-portal, on which approximately 1.5 million teams have been registered since 2000.

Our marketing services group creates integrated online and field marketing campaigns to reach active lifestyle consumers. Our industry access and relationships enable us to target consumers by activity, age, gender and geography as well as other detailed demographics. Our online marketing services include online advertising and targeted e-mail newsletter promotions. Our field marketing services include event promotions, sponsorships and sample placements. In 2003, the marketing services customers that generated the largest amount of revenues for us were Unilever, Schering-Plough, Con Agra, Timex, and the U.S. Army.

We generate application services revenues from a combination of online registration convenience fees and license and maintenance fees for our fully-hosted, partially-hosted or client-server applications. For our marketing services, we generate revenues from fees charged for customized marketing campaigns.

From 2000 to 2003, our total revenues have grown at a compound annual growth rate of 131% from $1.2 million to $15.1 million. We believe that we have been able to compete successfully and grow revenues as a result of our ability to deliver comprehensive solutions that produce meaningful results for our customers. Our focus on the participatory sports and activities market has allowed us to create services specifically tailored for this industry. We incurred net losses of $33.9 million, $7.2 million and $1.3 million in 2001, 2002 and 2003, respectively, and expect to continue to incur operating losses through at least the end of 2004. As of March 31, 2004, our accumulated deficit was $76.2 million.

Market Opportunity

Based on an April 2004 study by the Leisure Intelligence Group, which encompassed the 12 months ended March 2004, 62% of American households registered for a community activity requiring a fee. The study reported that Americans paid fees for over 110 million registrations for individual and team-based sports leagues and events, over 115 million registrations for park and recreation activities and memberships, over 20 million registrations for camps and over 115 million registrations for continuing education classes. The Leisure Intelligence Group study estimates total registration fees associated with these sports and activities to be over $33 billion. Currently, most of these organized activities use paper-based processing for registration, data collection and data management. The study also estimates that less than 2% of registration fees collected for participatory sports and activities are currently collected through online transaction processing.

We expect participatory sports and activities organizers to increasingly adopt online services due to the cost-efficiency, convenience, improved accuracy and enhanced management flexibility of such services. Further, participants are expecting and demanding that organizers provide online registration. A 2002 National Sports Network Survey reported that 80% of all athletes surveyed would use online registration, if offered.

The market for promotional marketing services, such as event marketing and online advertising, is growing, and marketers are increasingly migrating from traditional media to non-traditional media advertising. According to a 2004 survey published in Promo Magazine, event marketing spending grew 32% from $115 billion in 2001 to $152 billion in 2003. The survey also reported that, from 2001 to 2003, spending on event marketing grew from 25.7% to 32.6% of total annual spending for marketing activities, representing the largest gain in market share of any segment. According to a 2002 Jupiter Research report, online advertising is expected to increase from $5.6 billion in 2002 to $14.0 billion in 2007.

Growth Strategy

We seek to capitalize on and promote the migration towards online management of participatory sports and activities, and strengthen our position as the leading provider of application services to this industry. Further, we intend to capitalize on our industry access and relationships to provide targeted marketing services directed at active lifestyle consumers. To achieve our goal, we intend to:

Expand our Application Services Customer Base

We believe the low penetration of online solutions in our market provides a large potential customer base for our application services. We intend to capitalize on this opportunity to grow our customer base by increasing our sales staff and marketing efforts. We have demonstrated an ability to grow our customer base. As evidence, from 2000 to 2003, our customers under contract grew at a compound annual growth rate of over 30%.

Increase Online Registration by Event and Activity Participants

We seek to increase the percentage of our customers’ participants using online registration to enroll in events and activities. We believe there is significant opportunity for growth within our existing customer base to increase online registration by their participants. In 2003, only approximately 15% of our customers’ participants registered online for events and activities. To increase participant usage of online registration services, we provide our customers with training, relevant content to attract participants to their websites, and an array of tools aimed at promoting online registration. Online registration use by participants in our customers’ events and activities has increased as organizers continue to use our application services over a sustained period of time. On average, 10% of participants use online registration in the first year that an organizer uses our services. By the fourth year, this online registration use typically grows to 30%. Certain events and activities have achieved online registration usage as high as 80% in year four.

Increase Breadth of Application Services Sold to Our Existing Customer Base

We intend to continue to sell additional revenue generating application services to our existing customers to help enable them to streamline their management processes. These additional services include membership management, activity registration, facility reservation, website publishing tools and communication services. We believe meaningful opportunities exist to sell these additional services to that portion of our customer base that is not currently utilizing the full range of services that we offer. For example, currently less than 10% of the approximately 20,000 leagues on our eteamz.com web-portal use additional services beyond website publishing.

Continue to Enhance our Comprehensive Application Services Offerings

We intend to strengthen our market position by continuing to develop comprehensive, tailored solutions with increased functionality and features for our customers. Over the past three years, we have developed and introduced application services for activity registration, facility reservation, and membership to serve our park and recreation customers. We have also added modules for fundraising, real-time event tracking and merchandising to our application services offerings. In addition, we have created customized desktop roster management, registration and advanced website publishing for league administrators, and have developed multiple applications to automate, streamline and scale back-office operations.

Expand our Marketing Services Business

We intend to continue to leverage our participatory sports and activities industry access and relationships to grow our marketing services business. From 2000 to 2003, our marketing services revenues grew at a compound annual growth rate of 136% from $0.4 million to $5.6 million. We believe we offer consumer brand companies a valuable set of resources to reach active lifestyle consumers. These resources include a registered user base of over four million active lifestyle consumers, a database of 30,000 participatory sports and activities organizers, a searchable participatory sports calendar containing over 50,000 events and activities, and a team and league web-portal with 165 million page views and 7 million unique visitors in the first quarter of 2004. As we grow our customer base of events, park and recreation departments, and amateur sports leagues and the usage of our web-portal, we continue to enhance our ability to offer extensive and targeted online and field marketing campaigns.

Pursue Strategic Acquisitions

We will pursue acquisitions that further strengthen our market position, broaden our customer base and enhance our capabilities. Since 2000, we have completed six acquisitions. We believe we have a successful track record of integrating operations, enhancing revenues and streamlining the cost structure of the businesses we have acquired.

Recent Developments

In April 2004, we purchased substantially all of the assets of Do It Sports, a provider of online registration services and technology for real-time, race-day data services and results, for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, we are obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million. In the event of any such payment, we may pay this in cash or, at our election, shares of our common stock. The results of Do It Sports will be included in our consolidated financial statements beginning on April 9, 2004.

Corporate Information

We were originally incorporated in California in October 1998 as Racegate.com, Inc. and became a Delaware corporation through a stock exchange agreement in July 1999. In May 2001, we changed our name to The Active Network, Inc. Our principal executive offices are located at 1020 Prospect Street, Suite 250, La Jolla, California 92037, and our telephone number is (858) 551-9916. Our corporate website address is theactivenetwork.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

The Active Network, The Active Network logo, eteamz, MessageCast, myteam, active.com, and RecWare Safari are all registered trademarks of The Active Network, Inc. The Active Technology Suite, active, Active Marketing Group and Do It Sports are unregistered trademarks of The Active Network, Inc. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners.

The Offering

Common stock offered by us	shares.
Common stock to be outstanding immediately after this offering	shares.
Use of proceeds

We currently plan to use the net proceeds of this offering for general corporate purposes, including the expansion of our sales and marketing staff, to fund the development of additional application services functionality and features, and to fund potential acquisitions of complementary services, technologies and companies.

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares, solely to cover over-allotments.
Proposed Nasdaq symbol	ACTN.

The number of shares of common stock to be outstanding immediately after this offering is based on 183,067,664 common shares outstanding as of March 31, 2004.

Except as otherwise indicated, all information in this prospectus assumes:

•	The automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering;

•	The exercise, on a cash basis, of warrants to purchase an aggregate of 607,797 shares of common stock at a weighted average exercise price of $0.03 that would otherwise expire upon the effectiveness of this offering; and

•	No exercise of the underwriters’ over-allotment option.

The number of outstanding shares of common stock as of March 31, 2004 excludes:

•	25,567,189 shares of our common stock subject to outstanding options at a weighted average exercise price of $0.04 of which 2,537,900 represent shares of our common stock subject to vesting requirements pursuant to the early exercise of stock options;

•	879,103 shares of our common stock available for future grants or issuance under our 2002 Stock Option Stock Issuance Plan;

•	21,861,000 shares of our common stock available for future grant or issuance under our 2004 Equity Incentive Plan and our 2004 Employee Stock Purchase Plan; and

•	1,211,121 shares of our common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.02, including warrants previously exercisable for shares of preferred stock, which will become exercisable for shares of common stock upon the completion of this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations and Selected Consolidated Financial Data included elsewhere in this prospectus. Unless otherwise noted, the following information does not give effect to the conversion of our outstanding preferred stock into common stock.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Application services	$3,455	$6,150	$9,512	$2,293	$2,805
Marketing services	943	2,274	5,624	738	1,610

Total revenues	4,398	8,424	15,136	3,031	4,415
Cost of revenues:
Cost of application services	772	1,262	2,022	458	650
Cost of marketing services	56	180	1,130	259	278

Total cost of revenues	828	1,442	3,152	717	928

Gross profit	3,570	6,982	11,984	2,314	3,487
Loss from operations	(34,218)	(7,272)	(1,371)	(1,096)	(252)
Net loss	$(33,928)	$(7,151)	$(1,317)	$(1,082)	$(234)

Net loss per share:
Basic and diluted	$(2.00)	$(0.41)	$(0.17)	$(0.09)	$(0.01)

Pro forma(1)			$(0.01)		$(0.00)

Weighted average number of shares used in per share amounts:
Basic and diluted	16,979,452	17,575,643	7,874,087	11,902,548	25,776,623
Pro forma(1)			162,426,534		180,579,784

	As of March 31, 2004
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,165	$8,183	$
Total assets	25,525	25,543
Long-term obligation and promissory note	228	228
Stockholders’ equity	$14,445	$14,463	$

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.
(2)	The pro forma information contained in the balance sheet gives effect to (i) the automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering, and (ii) the exercise on a cash basis of outstanding warrants to purchase an aggregate of 607,797 shares of common stock at a weighted average exercise price of $0.03 that would otherwise expire upon the effectiveness of this offering. The pro forma balance sheet data does not give effect to the consummation of our acquisition of substantially all of the assets of Do It Sports. In April 2004, we purchased these assets for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, we are obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million. The pro forma balance sheet data does not give effect to the offering proceeds—see the pro forma as adjusted column.
(3)	The pro forma as adjusted information above gives effect to our receipt of the estimated net proceeds from the sale of shares of common stock in this offering by us at the assumed initial public offering price of $ per share after deducting $ million in underwriting discounts and commissions and $ million in estimated offering expenses.

RISK FACTORS

The text below discusses the material risks faced by us of which we are aware. Before making an investment in our common stock, you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including the information contained in our consolidated financial statements and the related notes. If any of the risks or uncertainties described below were to occur, our business, financial condition, results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.

Risks Related To Our Business

We have a limited operating history and an unproven business model that makes it difficult to evaluate our business and prospects.

Our limited operating history makes it difficult to evaluate our business and prospects. We were originally incorporated in 1998 and launched our application services in 1999. As a result, we have only limited historical financial data upon which to predict our future operating results. In addition, the business of providing application services to the participatory sports and activities industry is relatively new and unproven. You must consider our business and prospects in light of the risks and uncertainties we will continue to encounter as a company with an unproven business model. These risks and uncertainties include those risks disclosed throughout this Risk Factors section. Any failure to address these risks and uncertainties successfully would seriously harm our business and prospects.

We have a history of significant operating losses and expect to continue to have significant operating losses in the future. If we do not achieve or sustain profitability, our business, results of operation, financial condition and prospects will suffer.

If we are unable to achieve and sustain annual profitability within a short period of time, or at all, or if we are unable to sustain annual profitability at satisfactory levels, our business, prospects and financial condition will be adversely affected. We expect to continue to incur operating losses on an annual basis through at least the end of 2004. We incurred net losses of $33.9 million, $7.2 million and $1.3 million in 2001, 2002 and 2003, respectively. As of March 31, 2004, our accumulated deficit was $76.2 million. We plan to increase our operating expenses as we continue to grow our sales staff and fund the development of additional application services functionality and features. Our increased operating expenses could also impair our ability to achieve and maintain annual profitability. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, we may never be able to achieve profitability on an annual basis. Even if we do achieve profitability, we may not be able to sustain or increase our level of profitability.

Event organizers, park and recreation department administrators, and league administrators may not widely adopt application services such as ours to manage important aspects of their businesses, which would cause our revenues to decline.

If demand for and market acceptance of application services for the participatory sports and activities industry does not grow, our ability to grow our business will be adversely affected. Application services for managing important aspects of participatory sports and activities are relatively new and have not been widely adopted by event organizers, park and recreation department administrators, or league administrators. A market for application services such as ours for the sports and activities industry may not continue to develop and grow. Participatory sports and activities organizers who have already invested substantial resources in other registration methods may be reluctant to adopt a new approach like ours to supplement or replace their existing systems or methods. In addition, concerns about fraud, privacy, security, reliability and other issues may cause participatory sports and activities organizers not to adopt application services for managing important aspects of their business, including participant registrations. If event organizers, park and recreation department administrators, and league administrators do not widely adopt application services such as ours for managing aspects of their businesses, this will materially and adversely affect our business, operating results, financial condition and prospects.

Our ability to generate increased revenues depends significantly on the efforts of participatory sports and activities organizers to promote the use of our services by event and activity participants. If participatory sports and activities organizers do not successfully promote the use of our services, or if participants are unwilling to conduct commerce on the Internet, our revenues could decline.

If participatory sports and activities organizers fail to successfully promote the use of our application services by participants to register online for events and activities, our business, results of operations, financial condition and prospects will be impaired. A significant portion of our ability to generate revenues depends on event and activity participants registering online using our application services. One of the principle ways we generate application services revenues is through convenience fees charged at the time a participant registers online for an event or activity. Consequently, our ability to generate increased application services revenues depends in large part upon the ability and willingness of participatory sports and activities organizers who use our application services to increase awareness of our services to their participants. We cannot control the level of effort these organizers expend or the extent to which any of them will be successful in increasing awareness of our services among their participants. We may not be able to prevent these organizers from devoting greater resources to support other registration methods developed by them or other third parties.

In addition, if event and activity participants are unwilling to use the Internet to register for events and purchase products, our business, operating results, financial condition and prospects will be harmed. In 2003, 30% of our total revenues were generated through convenience fees collected through online registration by event and activity participants, and our business and prospects are dependent upon increased online registration by such participants. Online registration and commerce is a relatively new concept, and online registrations may decline or fail to increase as projected. The future of online registration and commerce is highly uncertain. For example, only approximately 15% of the participants involved in our customers’ events and activities currently use our application services to register. Many online registration and commerce companies have ceased operations in recent years, and most existing online commerce companies have only a relatively short operating history. Our long-term prospects depend upon the general public’s willingness to use the Internet as a means to purchase goods and services and for event and activities participants to increase their usage of our online, transaction-based application services. Moreover, our business model is predicated on the willingness of consumers to pay a convenience fee of between 5% and 10% of their registration fee to use our online services.

If we are unsuccessful in developing, maintaining and expanding our relationships with participatory sports and activities organizers and participants, our revenues will suffer.

If we fail to maintain and strengthen our existing relationships with participatory sports and activities organizers and participants or develop new relationships, our business, results of operations, financial condition and prospects would be impaired. Our application services business and our marketing services business are each dependent on our ability to develop, maintain and expand our relationships with various event organizers, park and recreation department administrators, league administrators, participants, advertisers and other third parties. Our arrangements with event organizers, park and recreation department administrators, league administrators, advertisers and other third parties are complex and can require substantial personnel and resource commitments. These relationships are critical to our ability to create significant positive referrals and to establish broadly recognized brands in the participatory sports and activities industry.

Our ability to establish, maintain and strengthen the active.com, RecWare Safari and eteamz brands as leaders for application services in the participatory sports and activities industry is critical to our growth strategy. Our ability to establish and maintain the Active Marketing Group brand as a leader for marketing services targeting active lifestyle consumers is also critical to our growth strategy.

If we are unable to establish and maintain the active.com, RecWare Safari and eteamz brands as leaders for application services in the participatory sports and activities industry, or the Active Marketing Group brand as a leader for marketing services focused on active lifestyle consumers, our business and prospects could be materially and adversely affected. Promoting and maintaining our brands is critical to our efforts to attract and retain application services and marketing services customers. We also believe the importance of brand recognition will increase due to the growing number of Internet sites and relatively low barriers to entry to our markets.

Our ability to grow our marketing service business is substantially dependent on participatory sports and event organizers adopting our application services and sports and activities participants using our services. If our application services business does not grow as we expect, this would adversely affect our ability to grow our marketing services business, and thereby impair our ability to generate revenue.

If participatory sports and activities organizers do not adopt our application services or participants do not use our services, our ability to grow our marketing services business will be materially adversely affected. Demand for our marketing services depends significantly on the value of assets we build though our application services business such as our registered user base, our database of participatory sports and activities organizers and professionals, our searchable calendar and our team and league web-portal. Our ability to maintain and strengthen the value of these assets is critical to our ability to grow our marketing services business. In addition, our ability to increase traffic to our websites is important to our ability to generate increased marketing services revenues. Online advertising, which is one component of our marketing business, is driven primarily by the amount of traffic on our websites. Accordingly, any shortfall in website traffic would result in lower impression-based advertising revenues.

We may experience difficulty in developing marketing services that are attractive to advertisers and promoters, and if we do experience such difficulty, our revenues could be harmed.

If we fail to develop compelling marketing services for advertisers and promoters, our ability to sustain and grow our marketing services business would be adversely affected. Any such failure could materially and adversely affect our business, results of operations, financial condition and prospects. The market for marketing services such as ours is relatively new. We cannot be certain this market will continue to grow. Our marketing services customers may determine that it is in their best interest to spend their marketing budgets through other forms of promotional or advertising activities.

If we fail to collect accurate and useful data about participatory sports and activities participants, potential consumer brand companies may not utilize our marketing services, which may result in reduced revenues.

We use a wide range of data to expand, refine and target our marketing services on behalf of our customers. We collect most of this data from participants as they register online for participatory sports and activities using our application services. We generally ask organizers and participants to “opt-in” to receive special offers and other direct marketing opportunities from our marketing services customers and us. If privacy or other concerns cause a large portion of participants to decline to share data or if they falsify their data, our marketing services would be less effective since consumer brand companies generally require detailed and accurate demographic data on their target audiences. In addition, laws relating to privacy and use of the Internet to collect personal information, including strict laws relating to collecting information from children, could limit our ability to collect data and utilize our database, or heighten privacy concerns. These laws and regulations could limit our ability to collect and utilize data for our marketing services. If we become unable to collect data from a sufficient number of participatory sports and activities organizers and participants, we may lose significant marketing services revenues.

Both our application services and marketing services businesses are dependent on the participatory sports and activities industry and negative factors affecting this industry could have a material adverse effect on our business and revenues.

Any factors negatively affecting the participatory sports and activities industry could adversely affect our business, results of operations, financial condition and prospects. Pursuant to contracts we enter into with event organizers, park and recreation department administrators, and league administrators, our application services enable individuals to register online for participatory sports and activities. Consequently, our application services business is directly affected by factors affecting such events and activities, including general economic conditions, consumer trends and work stoppages. In addition, since our marketing services are also directed at the participatory sports and activities industry, any downturn in that market could adversely affect our marketing services business and prospects.

Demand from our current and potential marketing services clients for online advertising may be difficult to predict accurately, which could impair our ability to accurately forecast revenues.

It may be difficult to forecast our marketing services revenues accurately. A substantial portion of our marketing services revenues is derived from online advertising. Our agreements with marketing services customers who advertise on our website generally have terms of two years or less and, in many cases, the terms are one year or less or may be immediately terminated by the customer. Moreover, the agreements often have payments contingent on usage or impression levels. Our ability to continue to achieve substantial marketing services revenues depends upon a number of factors, including:

•	Growth of our application services customer base;

•	Broadening our relationships with consumer brand companies;

•	Our participant database remaining attractive to consumer brand companies;

•	Our ability to generate significant traffic to our websites;

•	Our ability to derive accurate and useful information from our customers and their participants;

•	Overall economic conditions as well as budgeting patterns of consumer brand companies; and

•	Continued acceptance and adoption of online advertising by consumer brand companies.

Our marketing services revenues in any given period may be significantly dependent on one or more customers, which could lead to instability in our revenues.

Our results of operation for our marketing services business may be significantly dependent on one or more of our marketing services customers. In the past, two marketing services customers have each represented more than 10% of our marketing services revenues on both a quarterly and annual basis. In 2002 and 2003, we had different customers who each accounted for more than 10% of our marketing services revenues. Our marketing services group creates custom, comprehensive solutions for our customers, often for a particular event or activity. As a result, a significant portion of our marketing services revenues generated from a marketing services customer may not recur and may only be recognized during the particular period an event or activity is held. Furthermore, our marketing services customers are generally under no obligation to renew their relationships with us or to increase their advertising commitments with us. We have only a limited ability to predict what portion of our marketing services revenues in consecutive periods will come from sales to any one or small number of our customers. It is possible that if we do not continue to develop significant additional sources of marketing services revenues, the loss of a single marketing services customer could have a material adverse affect on our marketing services revenues and the results of our operations.

If we do not successfully enhance and improve the functionality and features of our application services, this could adversely affect our ability to attract and retain application services customers and therefore harm our revenues.

If we do not successfully enhance and improve the functionality and features of our application services, our business and prospects may be materially adversely affected. To grow our business, we must continue to improve the functionality and features of our application services, including developing additional services that generate revenues for our customers. Past examples of added features include fundraising, real-time event tracking and merchandising for events to complement our registration services. We must continue to develop similar services in the future to maintain the attractiveness of our application services to our customers and expand our ability to generate revenues and grow our business. We cannot assure you that we will be able to continue to develop additional functionality or features at a pace necessary to satisfy the demands of our customers. We also cannot assure you the functionality or features we develop will achieve a level of acceptance sufficient for us to generate additional revenues or grow our business.

Our ability to grow our application services and marketing services revenues depends significantly on successfully expanding the percentage of event and activities participants within our existing customer base, and selling additional application services to our existing customers. If we fail to so expand and sell, our revenues may be harmed.

If we fail to generate additional registration revenues from our current customer base of event and activities organizers, through increased online registration by our customers’ participants, our business, results of operations, financial condition and prospects would be harmed. Historically, our event and activity customers have achieved online registration use of 10% in the first year during which they use our registration services and 30% by the fourth year. In addition, we have found that certain of our customers achieve online registration usage as high as 80% for their events or activities. If our existing customers do not continue to use our applications services over a sustained period of time, with annual improvements in online registration by their participants, our applications services revenues may fail to increase. This failure could adversely impact our profitability and our ability to generate positive net cash flows. Because the success of our marketing services business is predicated on our ability to effectively sell registration and application services, any decrease in online participation rates would have a material adverse effect on our marketing services business, our operating results and our prospects.

In addition, our business model is highly dependent on the success of our efforts to increase sales to our existing application services customers. Many of our application services customers initially make a purchase of only one or a limited number of our services. Our customers might choose not to expand their use of or make additional purchases of our services. Or, as we deploy new applications and features for our existing application services or introduce new functionality and features to our application services, our customers may choose not to purchase these new offerings. If we fail to sell additional application services to our existing customers, our ability to increase our revenues will be limited.

If our application services customers do not renew their annual software maintenance agreements or their subscription agreements for our applications services, our operating results will suffer.

If a significant number of our application services customers discontinue their annual maintenance agreements for our application services or their agreements for subscription services, our business and operating results would suffer. Most of our maintenance and subscription agreements have only a one year term. Our application services customers are under no obligation to renew these contracts. Even if an application services customer perceives a maintenance or subscription contract to be of value, budgetary pressures can prevent such customer from renewing these contracts.

Any failure to accurately process online registrations and participants’ fees and data could adversely affect our business and prospects.

Any failure to accurately process online registrations and participants’ fees and data could severely diminish the willingness of event and activities organizers and participants to use our services. Any such failures would materially adversely affect our business and prospects. Our ability to accurately process online registration fees and data requires a high level of internal controls. We have a limited operating history in maintaining these internal controls. As our business continues to grow, we must strengthen our internal controls accordingly. Our success requires customer and user confidence in our ability to handle large and growing registration volume.

Our ability to grow our business will be impaired if we do not expand the size and maintain the quality of our customer support organization.

If we do not provide high quality service and support to our application services customers, our ability to grow our business will be impaired. Complaints or negative publicity about our service and support could severely diminish confidence in and use of our services. Our ability to grow our application services revenues depends significantly on our ability to provide a significant and high quality level of service and support to our customers. In addition, new services personnel will require training and education and take time to reach full productivity. We are in a relatively new market and only a limited number of individuals have the skills needed to provide the service and support that our application services customers require. We may not be able to recruit necessary service and support personnel nor retain our current service personnel because competition for qualified service personnel is intense.

Any failure to compete successfully against current or future competitors would materially adversely affect our business and prospects.

If we fail to compete successfully against current or future competitors in either of our application services or marketing services segments, our business, operating results, financial condition and prospects will be materially and adversely affected. The market for our application services and marketing services targeted at the participatory, sports and activities industry is fragmented, competitive and rapidly evolving. As a result, we expect to encounter new and evolving competition as this market becomes aware of the advantages of online application services and marketing services. In addition, there are limited barriers to entry for new competitors to enter these markets.

For our application services, we face competition from many sources, including:

•	Traditional processing methods, to which administrators and organizers of participatory sports and activities are accustom, such as paper-based registration submitted by mail or on a walk-in basis;

•	Custom-developed solutions for online processing and other solutions created by an event or activity’s technical staff or outside custom service providers;

•	Companies that offer generalized functional software designed to address the needs of businesses across a variety of industries, such as content or contact management software programs, e-commerce solutions enterprise resource planning software, and other products having separate software modules, which compete with our application services offering;

•	Companies specialized in other vertical markets that enter our market and offer services similar to ours; and

•	Companies that offer integrated software solutions designed to address the needs of participatory sports and activities.

Larger, better capitalized companies with greater operational, strategic, financial, personnel and other resources than we have may enter our market and attempt to compete with us. In addition, it may be difficult to displace a competitor once they have established a relationship with an event or activity. Competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. For example, companies that currently are not our significant competitors could acquire one or more of the various companies in our fragmented industry and, over a short period of time, become a significant competitor in the markets we service. If any of these competitors were to aggressively price their competing services in our market, we may be required to reduce our prices, which could adversely affect our operating results and financial condition.

For our marketing services business, we face competition from traditional advertising agencies, promotional marketing companies, sports marketing companies, media companies, internal promotions and sports marketing departments, and other providers of online advertising services. Many of our competitors in the marketing services business are larger and better capitalized than us and have existing relationships with our target customers that may preclude us from doing business with our target customers. In light of the intense competition for the sale of online advertisements and the need to maintain competitive pricing, we may be required to reduce our prices, which could adversely affect our operating results and financial condition.

If we fail to successfully manage our growth, our business could be disrupted and our management and employees could be distracted from their primary responsibilities, which could increase our costs and possibly reduce our revenues.

If we are unable to manage our growth successfully, our business, results of operations, financial condition and prospects would be materially and adversely affected. We have rapidly and significantly expanded our operations over the past several years and expect to continue to rapidly expand our operations in the future. Our growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Many of our officers or senior management personnel have no, or limited prior, senior management experience at public companies. Difficulties with managing growth could disrupt our business, distract our management and employees, increase our costs and possibly reduce our revenues.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

As a previously private company with no prior public reporting obligations, and as a relatively young company that has grown rapidly over the past few years, we had committed limited personnel and resources to the development of our internal financial and managerial controls. Recently, we have taken measures to improve our financial reporting and management capabilities and we are in the process of instituting changes to our internal controls in order to satisfy our obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002, when and as such requirements become applicable to us. Prior to taking these measures, we do not believe we had the resources and capabilities to do so. We recently hired a new Chief Financial Officer with prior public company reporting experience and we are also actively recruiting additional financial and accounting personnel to support our continued growth and the requirements of being a public company. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and documentation thereof, and we will need to continue to expand, train and manage our workforce company-wide. In addition, our anticipated growth in future operations will continue to place a strain on our management systems, controls and resources. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

We might not be able to attract and retain employees, which could impede our ability to grow our business.

Any failure to attract and retain qualified, experienced employees could adversely affect our ability to grow our business. To execute our continuing growth plans, we need to increase the size and maintain the quality of our staff of direct sales and business development representatives and software development staff. To be successful, we must attract and retain highly qualified sales and other personnel with specialized skill sets focused on the participatory sports and activities industry. Competition for qualified and experienced sales and other personnel can be intense, and we might not be successful in attracting and retaining such individuals. The pool of qualified and experienced personnel is limited. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications for our business.

Our business and prospects could be harmed if we lose members of our senior management team or if our senior management team does not work well together.

The loss of the services of our executive officers or other key employees for any reason could harm our ability to grow our business. Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly David Alberga, our Chief Executive Officer, Matthew Landa, our President, John Creelman, our Chief Financial Officer, and Jon Belmonte, our Chief Operating Officer. Our performance also depends on our ability to retain and motivate other officers and key employees. We do not have long-term employment agreements with any of our key personnel. In addition, our success depends in large part upon the reputation and influence within the industry of Messrs. Alberga, Landa and Belmonte who have, along with our other senior managers, over their years in the industry, developed long standing and favorable relationships with events organizers, park and recreation department administrators, and league administrators.

Our ability to execute our business plan and to grow our business will be heavily dependent on our management team’s ability to work effectively together and any failure to do so would hurt our business and prospects. Certain members of our senior management team are relatively new to us and have not previously worked with other members of our management team. For example, Mr. Creelman joined us as our Chief Financial Officer in March 2004 and, as a result, has had a limited opportunity to become integrated with our management team. The process of integrating new key executives into our business may detract from the operation of, and have an adverse effect on, our business.

Sales cycles can be long and revenues may not be recognized until completion of the entire sale, which makes it difficult to forecast our operating results.

It is difficult to predict when particular sales will occur or be completed and to forecast our operating results. Any delay or failure to complete sales in a particular period could reduce our revenues in that period, as well as subsequent periods over which revenues for the sale may be recognized as well as associated maintenance revenues. It typically takes us between three and nine months to complete a sale to an application services customer, and at times it can also take us up to one year or longer. In addition, with respect to certain software installation projects, none of the revenues are recognized until the completion of such projects. Any delays in the completion of application installations may cause material fluctuations in our operating results for a particular period. These fluctuations are difficult to accurately forecast since the completion date of such projects can often vary over a period of weeks or months. In addition, a sale to a marketing services customer can also take one year or longer. If our application services or marketing services sales cycle unexpectedly lengthens, for one or more large orders, it would adversely affect the timing of our revenues and our operating results. The period between our initial contact with a potential customer and their purchase of our application services or marketing services is relatively long due to several factors, including:

•	Many events and activities that may use our application services occur only annually;

•	Our need to educate potential customers about the uses and benefits of our application services;

•	Our need to educate potential marketing services customers about our position in the market and capabilities of our marketing services group;

•	Both our application services and marketing services customers have budget cycles which can affect the timing of purchases;

•	Park and recreation department administrators often have lengthy internal approval processes before purchasing our application services; and

•	Consumer brand companies often have lengthy internal approval processes before purchasing our marketing services.

In addition, both our application services and marketing services customers may demand customization of the services we provide. As a result, these sales opportunities may require us to devote greater resources to individual customers, driving up costs and time required to complete sales and diverting resources to a fewer number of transactions. Moreover, if our sales people, including any sales people we hire in connection with our planned growth, do not develop the necessary skills or reach productivity more slowly than anticipated, our sales cycles could lengthen and adversely affect our operating results.

Our quarterly operating results are volatile, subject to seasonal fluctuations and difficult to predict, all of which may adversely affect our stock price.

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Fluctuations in our quarterly operating results may cause our stock price to decline. Factors that could cause our operating results to fluctuate include those discussed throughout Risk Factors. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of one quarter as an indication of our future performance. In addition, we experience seasonal fluctuations in our business, with a higher amount of our registration convenience fee revenues being recognized in the second and third quarters when weather is generally more conducive to participation in outdoor sports and activities. Consequently, our operating results may vary significantly from one quarter to the next as part of our normal business cycle.

Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions have been an important part of our growth to date as we have completed six acquisitions since 2000. As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. Acquisitions and investments involve numerous risks, including:

•	Difficulties in integrating operations, technologies, services, accounting and personnel;

•	Difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;

•	Diversion of financial and management resources from existing operations;

•	Potential loss of key employees;

•	Inability to generate sufficient revenues to offset acquisition or investment costs; and

•	Potential write-offs of acquired assets.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted. Such dilution could adversely affect the market price of our stock. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.

We may not realize the anticipated benefits of our acquisition of Do It Sports, including any increase in our revenues and profitability.

In April 2004, we purchased substantially all of the assets of Do It Sports, a provider of online registration services and technology for real-time, race-day data services and results. If we fail to successfully integrate Do It Sports’ assets, we may not achieve the intended benefits of this acquisition, including any increase in our revenues and profitability. If we do not successfully integrate Do It Sports’ sales professionals into our organization we may not maintain Do It Sports’ customer contracts, which would adversely impact the intended benefits of this transaction and could result in a future impairment of the goodwill and other intangible assets recorded in conjunction with this purchase. In addition, if one or more of Do It Sports’ key employees were to leave us, this would likely have a material adverse effect on our ability to realize the benefits from our acquisition of Do It Sports. Further, the integration of Do It Sports’ assets and customers will require substantial attention from management and operations personnel, which could divert their attention from our existing operations. If we become obligated to make an earnout payment to Do It Sports as a result of the achievement of performance milestones, this could adversely affect our cash position if we make such payment in cash or could have a dilutive effect if we make such payment in shares of our common stock.

If the protection of our trademarks and other proprietary rights is inadequate, our brand and reputation could be harmed.

If we are unable to adequately protect our trademarks, including active.com, RecWare Safari, eteamz, Active Marketing Group and the Active Technology Suite, and other proprietary rights, our business and prospects would be impaired. Our ability to grow our application services business and marketing services business is dependent, to a significant extent, on our ability to establish and maintain the active.com, RecWare Safari and eteamz brands as leaders in the participatory sports and activities industry. Our ability to execute our business plan requires that we protect our trademarks, trade dress, service marks and other proprietary information. We regard our trademarks, trade dress, service marks, trade secrets and similar intellectual property as critical to our success and to our ability to strengthen our brand. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, partners, suppliers and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate.

In addition, the domain names that we maintain are important to our business. The regulation of domain names in the United States and in foreign countries is unclear and subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we cannot assure you that we will be able to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is also unclear. As a result, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations, financial condition and prospects.

Any failure to adequately protect our trademarks and other proprietary rights could also adversely affect our application services business, as well as our marketing services business, as advertisers and promoters may not want to use our services if our brand or reputation has been impaired.

If we fail to upgrade our website, data management and transaction capabilities to accommodate higher volumes of traffic or successfully develop or implement new technologies that enable us to meet evolving industry standards, our ability to generate revenues may suffer.

If we fail to upgrade our website, data management and transaction capabilities to accommodate higher traffic or fail to successfully develop or implement new technologies that enable us to meet evolving industry standards and remain competitive, our business and prospects would be seriously harmed and our operating results could decline. Additionally, the application services industry is subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing websites and systems may become obsolete or unattractive. Developing our websites and data management and transaction systems entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our websites, data management, transaction systems, and our computer network to meet customer requirements and emerging industry standards.

Our computer and communications hardware and software systems are vulnerable to damage, interruption, failure and security breaches, any of which could harm our reputation and thereby lead to a reduction in customers and lower revenues.

Any significant interruption in the availability or functioning of our websites, or related processing or communications systems for any reason, could seriously harm our business. Our ability to receive and process transactions through our websites is critical to our success and depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer equipment failures, software problems, network equipment difficulties and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and customers. We have experienced temporary system interruptions in the past, which may also occur in the future. Our computing servers are located at the hosting facility of a third party service provider in Burbank, California. The hosting facility is subject to damage from acts of God, terrorism and failures in the physical, power and telecommunications infrastructure in the facility as well as the surrounding geographic area. The continued operation of the hosting facility is also subject to the hosting provider’s business environment and practices. Any event that degrades, interrupts or stops the operations of the hosting facility could have a material adverse impact on our business. We would be forced to find an acceptable hosting facility elsewhere or possibly be required to provide replacement equipment. In the event it becomes necessary to switch hosting facilities, we might not be successful in either finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves.

We may face liability for violating privacy or data protection laws, which could increase liabilities on our balance sheet and harm our stock price.

Growing public concern about privacy, and the collection, distribution and use of information about individuals, may subject us to increased regulatory scrutiny and litigation. Any violation of the applicable privacy or data protection laws and regulations, including our own internal privacy policies, may subject us to fines, penalties and damages and may otherwise have a material adverse effect on our business, results of operations and financial condition. We may be subject to the privacy provisions of the Gramm-Leach-Bliley Act and related regulations. In addition, legislation at the state and federal levels may also further restrict our information gathering and disclosure practices. In particular, under state financial privacy laws and regulations, we must provide notice to our customers of our policies on sharing non-public information with third parties, and we must provide advance notice of any changes to our privacy policies. In addition, we must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. The Federal

Trade Commission and state agencies have investigated various companies regarding their use of personal information. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our services. In addition, if we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts of monetary and human resources to defend against these accusations. We also may be required to make changes to our present and planned products or services.

The Child Online Privacy Protection Act, or COPPA, was enacted in October 1998. COPPA imposes civil and criminal penalties on persons collecting personal information from children under the age of 13. In addition, there are pending “COPPA-like” state laws, such as California’s SB 1633, that prohibit acquisition of identifying information about a minor without the parent’s consent. We collect and disclose personal information from minors, but utilize systems and techniques that are intended to be compliant with the requirements of COPPA. The manner in which COPPA should be interpreted and enforced, however, cannot be fully determined, and future state and federal legislation similar to COPPA or any action against us for allegedly violating COPPA or legislation like COPPA could subject us to potential liability and remedial actions, which in turn could materially harm our business.

We may face liability for the unauthorized disclosure or theft of private information, which could increase liabilities on our balance sheet and harm our stock price.

Unauthorized disclosure of personal information regarding an activity organizer or participant, whether through breach of our computer systems or otherwise, could adversely affect our business and prospects. We collect and store data about activity organizers and participants, including names, telephone numbers, e-mails and addresses. In addition, we maintain a database of participant information relating to specific transactions, including credit card numbers and cardholder addresses, in order to process transactions and for fraud prevention and other internal processes. The basis of our business is sharing the personal information we collect with event organizers, park and recreation department administrators and league administrators. If there were to be an inadvertent disclosure of personal information by one of our employees, or if one of our customers were to use the personal information we provide to that customer in a manner that was wrongful or otherwise suspect or if a third party gains unauthorized access to the personal information of participants, our operations could be seriously disrupted and our reputation could be harmed. We cannot assure you that we will be able to prevent the unauthorized disclosure of personal information or data regarding an activity organizer or participant.

In addition, if a person penetrates our network security or otherwise misappropriates merchant or cardholder data, we could be subject to liability or business interruption. We do, however, implement commercially reasonable security practices and technology to protect our confidential and sensitive information, including using encryption for the transmission of financial information. There have been a number of instances reported in the press of people penetrating computer systems of payment processors. We cannot guarantee that our systems will not be penetrated in the future. If a breach of our system occurs, we may be subject to liability, including claims for unauthorized purchases with misappropriated credit card information, impersonation or other similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation.

We may face potential public relations problems as a result of violations of our privacy policies, and such public relations problems may harm our reputation and thereby lead to a reduction in customers and lower revenues.

Any violation of privacy or data protection laws and regulations may subject us to public criticism. Existing and potential future privacy laws may further aggravate negative public reactions related to any violations of our privacy policies. We could experience an adverse public relations reaction as a result of an unauthorized disclosure of personal information. Because of the increasing sensitivity of consumers to unauthorized disclosures of personal information, companies that experience such a breach often suffer damage to their reputation. In addition, any such unauthorized disclosure of personal information could adversely affect our marketing services business, as well as our application services business, as advertisers and promoters may not want to use our services if our reputation has been impaired.

Existing or future government regulation could harm our business by prohibiting some or all of our activities, or by making such activities cost prohibitive.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet, including consumer protection laws and regulations prohibiting unfair and deceptive trade practices. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the CAN-SPAM Act, are only beginning to be interpreted by the courts, and therefore their applicability and reach are uncertain. Similarly, pending state legislation could hinder our ability to acquire customer information (such as California’s SB 1633 that prohibits acquisition of identifying information about a minor without the parent’s consent). The restrictions imposed by, and the costs of complying with, current and possible future laws and regulations related to our business could harm our business, operating results and financial condition.

Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes, which could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

In addition, because our website is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. We are qualified to do business only in California at present. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business.

We may be subject to liability for Internet content that we publish, which could increase liabilities on our balance sheet and harm our stock price.

As a publisher of online content, we face potential liability for defamation, negligence, intellectual property infringement and other claims based on the information and other content contained on our website. In the past, parties have pursued these types of claims and sometimes successfully litigated them against online services. If we incur legal liability for our online content, our financial condition could be affected adversely and our reputation could suffer.

We may face significant chargeback liability if our customers refuse or cannot reimburse chargebacks resolved in favor of participants who register through our transaction processing systems, which could increase liabilities on our balance sheet and harm our stock price.

Significant or recurring chargeback amounts could adversely affect our business, operating results and financial condition. We may have potential liability for chargebacks associated with the transactions we process. If a billing dispute between an event or activity organizer and a participant is not ultimately resolved in favor of the organizer, the disputed transaction is charged back to our bank and credited to the credit card account of the participant. If we or our processing banks are unable to collect the chargeback from the organizer’s account, or if the organizer refuses or is financially unable to reimburse us for the chargeback amount, we bear the risk of loss for the amount of the refund paid to the participant’s credit card account. We have in the past experienced chargebacks related to cancelled events.

We face potential liability for fraudulent activities of participatory sports and activities industry participants and organizers, which could increase liabilities on our balance sheet and harm our stock price.

We face potential liability for fraudulent activities of participatory sports and activity industry participants and organizers. We have potential liability for losses caused by fraudulent credit card transactions with event or activity participants. Credit card fraud occurs when a participant uses a stolen credit card, or a stolen credit card number in a credit card-not-present transaction, to purchase merchandise or services. In a traditional credit card-present transaction, if the merchant uses the credit card, receives authorization for the transaction from the credit card issuing bank and verifies the signature on the back of the credit card against the paper receipt signed by the individual using the credit card, the credit card issuing bank remains liable for any loss. In a fraudulent credit card-not-present transaction, such as the type of transaction we process for our customers, we are liable to the credit card issuing bank for any loss arising from the transaction, even if we receive authorization for the transaction from the same credit card issuing bank.

We also face potential liability from event and activity organizers. Organizer fraud occurs when an organizer, rather than a participant, knowingly uses a stolen or counterfeit credit card or credit card number to record a false sales transaction, or intentionally fails to deliver the merchandise, events, activities or services sold in an otherwise valid transaction. We have implemented systems and procedures designed to detect and reduce the impact of organizer fraud, but we cannot guarantee that these measures are or will be effective.

It is possible that incidents of fraud could increase in the future, and they may remain undetected for extended periods of time if our systems and procedures are not effective. Significant or recurring credit card fraud could adversely affect our business, financial condition and operating results.

If credit card payment processors and service providers fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business and revenues.

Our credit card processors and service providers could terminate their arrangements with us or fail to perform their services efficiently and this could materially and adversely affect our relationships with customers we serve and may cause those customers to discontinue using our application services, which could materially adversely affect our business. We rely on agreements with large payment processing organizations to enable us to provide credit card authorization, data capture, settlement and merchant accounting services, and access to various reporting tools for the customers we serve.

If we fail to adhere to the standards of various credit card associations, our registrations with these associations could be terminated, and we could be required to stop providing transaction processing services.

If we fail to comply with the applicable requirements of the major credit card associations, these associations could suspend or terminate our registration with them. Substantially all of the transactions we process involve major credit card associations. The termination of our registration or any changes in the credit card association rules that would impair our registration could require us to stop providing transaction processing services.

Our income could suffer from changes in the rates we are charged to process credit cards.

If the rates we currently pay to our credit card processing vendors increase significantly, our business, results of operations and financial condition would be harmed. We pay a transaction fee to credit card companies for each registration we process. We cannot guarantee that our current transaction fees will not increase in the future.

If we were found subject to or in violation of any laws or regulations regarding electronic fund transfers, we could be subject to liability or forced to change our business practices, which could increase liabilities on our balance sheet and harm our revenue and stock price.

The laws relating to the liability of providers of online payment services is currently unsettled. It may ultimately be determined that the transaction processing component of our services is subject to various governmental regulations. The provisions of these laws and related regulations are complicated. Although we have outsourced the processing of our online payments to a third party, who we believe complies with all applicable laws and regulations, we do not have extensive experience with these laws and related regulations. Even technical violations of these laws can result in penalties that are assessed for each non-compliant transaction. Given the high volumes of transactions we process, if we were found to be subject to and in violation of any of these laws or regulations, we would likely have to change our business practices and our business would be adversely affected. In addition, we are aware that governmental agencies have investigated the provision of online payment services and could require changes in the way this business is conducted. Any new laws and regulations could impose significant costs on us and make it more difficult for our customers and events and activities participants to utilize online registrations.

Intellectual property claims against us could add additional liabilities to our balance sheet and thereby harm our stock price.

Intellectual property claims against us could be costly and could hurt our business, operating results, financial condition and prospects. Other parties may assert infringement or unfair competition claims against us. In the past, we received a notice from a third party alleging that our Internet fundraising program and related website operations infringe patents published by such third party. In the future, we may receive other notices from, or have lawsuits filed against us by, third parties alleging infringement. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from operating our business as planned. If we are forced to defend against third party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time consuming litigation, which could distract technical and management personnel. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims either against us or against those who license technology to us, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

If we do not own the intellectual property that we believed we purchased through certain acquisitions, we may face lawsuits over use of such intellectual property or be unable to use such intellectual property.

Since 2000, we have acquired six companies or their operating assets, including intellectual property. We cannot be certain that the companies from whom we purchased such intellectual property owned such intellectual property because, in some cases, there was not adequate documentation to demonstrate chain of title. If we do not own such intellectual property, such lack of ownership could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be able to realize the tax benefits associated with the net operating losses we have recorded to date.

As of December 31, 2003, we had federal and California tax net operating loss carryforwards of approximately $27.9 million and $12.8 million, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively. If we do not become profitable prior to the expiration of these net operating losses, then we will not be able to use these to our benefit. Additional limitations on the annual use of these net operating losses may also apply due to subsequent issuances of our stock.

Being a public company will increase our administrative costs, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, The Nasdaq Stock Market revised its rules for companies that are listed on The Nasdaq Stock Market. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming or costly. In connection with becoming a public company we created several board committees, must implement disclosure controls and procedures, must augment our internal controls, retain a transfer agent, a bank note company and a financial printer, and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under applicable laws and regulations for public companies. These additional administrative costs could adversely affect our operating results.

Risks Relating To This Offering

Our stock price may be volatile and you may lose all or a part of your investment.

The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	Changes in securities analysts’ recommendations or estimates of our financial performance;

•	Publication of research reports by analysts;

•	Changes in market valuations of similar companies;

•	Actual or anticipated fluctuations in our operating results;

•	General market conditions or other economic factors unrelated to our performance; and

•	Announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments.

In addition, The Nasdaq Stock Market in general has experienced significant price and trading volume fluctuations, and the market prices of Internet services and software companies have generally been extremely volatile and have experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock. You may not receive a positive return on your investment when you sell your shares and may lose the entire amount of your investment.

There has been no prior public market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the initial public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

New investors in our common stock will experience immediate and substantial dilution of approximately $         per share.

The initial public offering price will be substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $         in net tangible book value per share of common stock, based on an assumed initial offering price of $         per share. This dilution figure deducts the estimated $         million in underwriting discounts and commissions and estimated offering expenses payable by us from the public offering proceeds. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

We cannot guarantee that securities analysts will cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could become less visible in the financial market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003 will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our stock after this offering, which may lead to conflicts of interest with other stockholders over corporate transactions and other corporate matters.

Following the completion of this offering, our directors, executive officers and current beneficial holders of 5% or more of our outstanding common stock will beneficially own approximately         % of our outstanding common stock, including warrants and stock options exercisable within 60 days after             , 2004. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the closing of this offering,          shares of common stock will be outstanding, assuming conversion of our preferred stock into shares of common stock, exercise on a cash basis of outstanding warrants that otherwise expire upon the effectiveness of this offering, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after December 31, 2003. All of the shares sold in this offering will be freely tradable, except for shares purchased by holders subject to lock-up agreements or by any of our existing “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which generally includes officers, directors and 10% or greater stockholders. A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws, market stand-off agreements with us or lock-up agreements with Jefferies & Company, Inc. The market stand-off and lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the effective date of the registration statement of which this prospectus forms a part. Of the outstanding shares,          will be available for sale in the public market on the date of this offering, an additional          will be available for sale in the public market 180 days after the date that the registration statement of which this prospectus forms a part is declared effective and the remaining          shares will be available for sale in the public market in         , in each case subject to the requirements of Rule 144. Jefferies & Company, Inc. may, however, waive the lock-up period at any time for any stockholder. In considering any request to release shares subject to a lock-up agreement, Jefferies & Company, Inc. will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Jefferies & Company, Inc. does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods. Sales of a substantial number of shares of our common stock within a short period of time after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

Our future capital needs are uncertain, and we may need to raise additional funds in the future, which may not be available on acceptable terms or at all.

Our capital requirements will depend on many factors, including:

•	Acceptance of, and demand for, our application services and marketing services;

•	The costs of developing new services or technology;

•	The number and timing of acquisitions and other strategic transactions; and

•	The costs associated with the growth of our business.

The proceeds from this offering together with our existing sources of cash and cash flows may not be sufficient to fund our activities. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those or our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products and services, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	Dividing our Board of Directors into three classes serving staggered three-year terms;

•	Prohibiting our stockholders from calling a special meeting of stockholders;

•	Permitting the issuance of additional shares of our preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other changes in control;

•	Prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	Requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our Board of Directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including in Management’s Discussion and Analysis of Financial Condition and Results of Operations, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. You should not put undue reliance on any forward-looking statements. You should understand that many important factors discussed in the Risk Factors section and elsewhere in this prospectus could cause our results to differ materially from those expressed in forward-looking statements. We do not have any obligation or intention, except as provided by law, to update forward-looking statements after the underwriters cease to distribute this prospectus.

THIRD PARTY SOURCES

This prospectus contains statistical data that we obtained from industry publications, reports and other industry sources, including those generated by American Sports Data, Jupiter Research, the Leisure Intelligence Group, the National Sports Network and Promo Magazine. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that these publications are reliable, we have not independently verified their data.

We requested the Leisure Intelligence Group conduct a survey of the participatory sports and activities industry and certain other related areas. We did not pay the Leisure Intelligence Group to conduct the study, but we did pay a customary fee to obtain a copy of the report generated as a result of the survey. We also participated in the survey, and responded to requests for information from the Leisure Intelligence Group in connection with its survey.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our          shares of common stock in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, or $         million if the underwriters’ over-allotment option is exercised in full. The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets, and to obtain additional capital.

We plan to use the net proceeds from this offering for general corporate purposes, including the expansion of our sales and marketing staff, and to fund the development of additional application services functionality and features. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, or services or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisitions or investments. We have not yet identified the amounts we plan to spend on each of these areas or the timing of the expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds in this offering. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our earnings, if any, and cash to fund working capital and for general corporate purposes and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations and capital requirements.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2004, on an actual basis. The following table also sets forth our capitalization on a pro forma basis after giving effect to the automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering, and the exercise on a cash basis of outstanding warrants to purchase an aggregate of 607,797 shares of common stock at a weighted average exercise price of $0.03 that would otherwise expire upon the effectiveness of this offering. In addition, the following table sets forth our capitalization on a pro forma as adjusted basis to reflect receipt of the estimated net proceeds from the sale of          shares of common stock in this offering by us at the assumed initial public offering price of $          per share after deducting $         million in underwriting discounts and commissions and $         million in estimated offering expenses. The pro forma balance sheet data does not give effect to the consummation of our acquisition of substantially all of the assets of Do It Sports. In April 2004, we purchased these assets for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, we are obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million.

This table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share data)
Cash and cash equivalents	$8,165	$8,183	$

Long-term obligation and promissory note	228	228
Stockholders’ equity:
Convertible preferred stock, $0.001 par value, 147,748,321 shares authorized actual and pro forma, shares authorized pro forma as adjusted, 146,856,382 shares issued and outstanding actual, no shares issued and outstanding pro forma and pro forma as adjusted	147	–
Common stock, $0.001 par value, 250,000,000 shares authorized actual and pro forma shares authorized pro forma as adjusted, 28,338,947 shares issued and outstanding actual, 183,067,664 pro forma shares issued and outstanding, and shares issued and outstanding pro forma as adjusted; excludes 2,537,900 shares of unvested stock options which were exercised prior to their vesting	28	183
Additional paid-in capital	92,690	92,700
Subscription receivable	(12)	(12)
Deferred stock-based compensation	(2,223)	(2,223)
Accumulated deficit	(76,185)	(76,185)

Total stockholders’ equity	14,445	14,463

Total capitalization	$14,673	$14,691	$

Outstanding shares excludes:

•	25,567,189 shares of our common stock subject to outstanding options at a weighted average exercise price of $0.04 of which 2,537,900 represent shares of our common stock subject to vesting requirements pursuant to the early exercise of stock options;

•	879,103 shares of our common stock available for future grants or issuance under our 2002 Stock Option Stock Issuance Plan;

•	21,861,000 shares of our common stock available for future grant or issuance under our 2004 Equity Incentive Plan and our 2004 Employee Stock Purchase Plan; and

•	1,211,121 shares of our common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.02, including warrants previously exercisable for shares of preferred stock, which will become exercisable for shares of common stock upon the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Our net tangible book value at March 31, 2004, was approximately $1.5 million, or $0.01 per share of our common stock, after giving effect to the automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering, and the exercise of outstanding warrants to purchase an aggregate of 607,797 shares of common stock at a weighted average exercise price of $0.03 that would otherwise expire upon the effectiveness of this offering.

After giving effect to the sale of          shares of our common stock in this offering at the assumed initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2004, would have been approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of approximately $         per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2004	$0.01
Increase in net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after offering
Dilution per share to new investors in this offering		$

Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the assumed initial public offering price per share. Net tangible book value per share is equal to our total assets less our total liabilities, divided by the total number of shares of our common stock outstanding (and after giving consideration to the events noted above). If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to $         per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $         to new investors.

The following table compares the assumed initial public offering price of the shares of common stock to the cost to our existing stockholders of shares of common stock that they acquired within the past five years, or which they have the right to acquire upon conversion of preferred stock or exercise of warrants or outstanding stock options. As the table shows, new investors purchasing shares in this offering will pay an average price per share that is substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent(1)	Amount	Percent(2)
(In thousands, except share and per share data)
Existing stockholders	209,845,974	(3)%	$96,401%		$0.46	(4)
New investors

Total		%	$	%

(1)	The number of shares purchased as a percent of the total number of shares of our common stock outstanding, including conversion of preferred stock and exercise of outstanding warrants and stock options, on March 31, 2004.
(2)	The amount paid for the shares purchased as a percent of total price paid for the shares of our common stock since inception.

(3)	Includes all shares of our common stock purchased since inception and assumes the exercise of all stock options and warrants outstanding as of March 31, 2004.
(4)	Based on the average exercise price of all stock options and warrants exercised since inception, as well as all stock options and warrants outstanding as of March 31, 2004.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the notes to the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

The table below shows selected consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data at December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2003 and 2004, and the consolidated balance sheet data as of March 31, 2004, are derived from our unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Application services:
Registration	$63	$645	$1,730	$2,834	$4,535	$1,017	$1,676
Software licensing	–	154	1,219	1,893	3,335	896	767
Software maintenance	–	–	506	1,423	1,642	380	362

Total application services	63	799	3,455	6,150	9,512	2,293	2,805
Marketing services	11	426	943	2,274	5,624	738	1,610

Total revenues	74	1,225	4,398	8,424	15,136	3,031	4,415
Total cost of revenues	47	704	828	1,442	3,152	717	928

Gross profit	27	521	3,570	6,982	11,984	2,314	3,487
Operating expenses:
Sales and marketing	1,032	8,003	4,917	4,314	4,869	1,517	1,385
General and administrative	4,436	20,773	24,732	9,878	8,221	1,854	2,232
Stock-based compensation(1)	7	299	240	62	265	39	122
Goodwill impairment	–	–	7,899	–	–	–	–

Total operating expenses	5,475	29,075	37,788	14,254	13,355	3,410	3,739

Loss from operations	(5,448)	(28,554)	(34,218)	(7,272)	(1,371)	(1,096)	(252)
Interest income, net	95	550	256	120	47	12	15
Other income (expense), net	(25)	5	34	1	7	2	3

Net loss	$(5,378)	$(27,999)	$(33,928)	$(7,151)	$(1,317)	$(1,082)	$(234)

Net loss per share:
Basic and diluted	$(1.28)	$(1.91)	$(2.00)	$(0.41)	$(0.17)	$(0.09)	$(0.01)

Pro forma(2)					$(0.01)		$(0.00)

Weighted average number of shares used in per share amounts:
Basic and diluted	4,205,358	14,654,879	16,979,452	17,575,643	7,874,087	11,902,548	25,776,623
Pro forma(2)					162,426,534		180,579,784

(1)	Amounts include stock-based expenses, as follows:

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Sales and marketing	$1	$39	$31	$8	$34	$5	$16
General and administrative	6	260	209	54	231	34	106

Total stock-based expenses	$7	$299	$240	$62	$265	$39	$122

(2)	The pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effect of the automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering, and the exercise of outstanding warrants to purchase an aggregate of 607,797 shares of common stock at a weighted average exercise price of $0.03 that would otherwise expire upon the effectiveness of this offering.

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,821	$9,185	$10,408	$4,467	$5,779	$8,165
Total assets	17,296	42,919	28,280	20,697	21,649	25,525
Capital lease obligations, long-term	71	57	23	–	–	–
Long-term obligation and promissory note	–	–	220	331	227	228
Stockholders’ equity	$11,030	$33,411	$21,342	$14,767	$14,246	$14,445

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under Special Note Regarding Forward-Looking Statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under Risk Factors, Business and elsewhere in this prospectus.

Overview

We are the leading provider of application services that reduce the cost and complexity of managing, organizing and promoting participatory sports and activities, and a leading provider of marketing services to reach active lifestyle consumers.

We operate two distinct businesses: application services and marketing services. While we have derived the substantial majority of our historical revenues through the sale of our application services and, in particular, our registration services, we have seen a tremendous growth in our marketing services revenues, particularly in 2003, as we have achieved greater levels of access, expertise and industry knowledge in targeting active lifestyle consumers on behalf of consumer brand companies.

We market our registration and software application services to three distinct sets of customers: organizers of participatory events such as marathons and triathlons, park and recreation administrators and team and league administrators each of whom is trying to either automate the process of enrolling participants into events and activities or attempting to manage the data and communications associated with their base of participants. The market for these services is relatively new and fragmented with industry growth being driven by the emergence of Internet-based commerce for purchasing goods and services and the availability of customized software for a growing number of different industries. In recent years, the general trend of businesses toward outsourcing and the budgetary constraints of municipal park and recreation departments associated with the economic downturn in 2000 and 2001 have enhanced the market for our application services. The key performance indicators for this business are the number of organizations for whom we have hosted registration services in a given period, the number of registrations processed in a given period, the year over year growth rate of organizations served and registrations processed in a particular period and the conversion rate or the percentage of total registrations completed using our online registration services for those organizations that utilize our registration services in a given period. Overall, we view the breadth and quality of our registration services to be a key differentiator in our industry and feel that our reputation for these services is unmatched.

We derive our application services revenues from hosted, convenience-based registration fees, the sale of client-server software and ongoing software maintenance fees associated with customers who have deployed our client-server software. We recognize these revenues as registration services are performed, as the software services or products are performed or deployed and in the case of maintenance, as the services are performed. We generally receive payment for our registration services at the time they are delivered as we collect the entire amount of the participation fees, retain our convenience-based fee and then remit the balance to the organization utilizing our services. In some cases, we receive payment for our registration services from our customers who collect the entire participant fee using our hosted software and then remit a convenience fee to us. We derive a substantial amount of our operating cash flows from the payment of upfront fees, which are deferred and recognized as revenues over the term of the contracts or as the services are delivered. As of December 31, 2002 and 2003, and March 31, 2004 our deferred revenue balance was $2.5 million, $4.3 million and $4.6 million, respectively.

While the market for our application services is growing, we believe we will need to invest in additional direct sales and marketing personnel to continue to add new customers in this market. Additionally, we believe that our ability to grow this business will depend on the ability of our existing customers to drive higher online conversion rates among their participants, our ability to maintain and grow our existing relationships with event organizers, park and recreation organizers, and team and league organizers and our ability to develop the software and registration functionality that our customers require. The main challenges associated with achieving future growth in our application services revenues are hiring and training sales and marketing staff and driving the continued adoption of online registration for the events and activities industry. As a result, we believe we will need to continue to hire the staff required to provide extensive levels of customer support and to develop the software and website functionality which will be required to adequately support our existing customer base. We expect our customers to continue the transition away from paper-based processing methods, increasing the migration of our customers’ participants to online registration. We further expect that as our application services customer base grows and as our customers’ participants increase their use of online registration, our registration revenues will grow more rapidly than our software licensing and maintenance revenues. Despite the presence of favorable recent trends, the market for the use of online registrations is relatively new and under-developed, and there remains some uncertainty as to the overall level of market acceptance, which can be obtained in the longer term.

Our marketing services group seeks to capitalize on our participatory sports and activities industry access and relationships to create integrated online and field marketing campaigns, which consist of online advertising, targeted e-mail newsletter promotions, event promotions, sponsorships, and sample placements. We market these services to consumer brand companies who are attempting to target active lifestyle consumers. Historically, these consumer brand companies employed traditional print, television or radio-based media to reach their target audience. More recently, however, a trend has emerged where large companies have begun to allocate greater amounts of their promotional budgets toward non-traditional, event-based media. Our marketing services business has grown due to this trend and due to our ability to continue to grow our base of organizations for whom we provide registration services and, more specifically, due to our ability to increase the number of registrants that we process in any period using our online systems and software. The market for our marketing services is relatively new, is subject to fluctuations in the marketing budgets of consumer brand companies and from a competitive standpoint, tends to be dominated by larger, more traditional advertising companies. To date, we have competed favorably with the traditional advertising agencies due to our direct relationships in the events and activities industry. However, as these agencies develop additional relationships and capabilities in the future, we expect competition to be strong in this market. The key performance indicators for this business are the year-over-year growth rate in total marketing services in a particular period and the relationship in any given period of total marketing services revenues to total registration revenues.

We derive our marketing services revenues from customized online and field marketing campaigns. We recognize these revenues as the online marketing campaigns are delivered via Internet or email and, in the case of field campaigns, based upon the level of effort in relation to the total expected level of effort over the term of the contract. We usually receive payment for our online campaigns after the services are delivered and, in the case of field campaigns, we receive a substantial amount of our payments in the form of upfront fees which are deferred and recognized as revenues over the term of the contract or as the services are delivered. The payment of upfront payments on the part our customers also contributes to our deferred revenue balance.

Our success to date is a result of focusing on the active lifestyle population and its activities, expanding our application services customer base, increasing online registration usage by our application services customers’ participants, retaining highly specialized sales and marketing personnel, and developing expertise and domain knowledge to successfully build our marketing services business. Our ability to grow our marketing services business will be primarily dependent on our ability to hire additional specialized sales and marketing personnel. Any failure to identify and recruit these resources would adversely impact our ability to continue to grow this business and compete successfully against traditional advertising agencies. We anticipate that our marketing services revenues will continue to increase as a percentage of total revenues, on an annual basis, as we allocate more sales resources to our marketing services group and continue to capitalize on our access and relationships within the participatory sports and activities industry.

Overall, from an expense perspective, we expect our sales and marketing expenses to continue to increase as we expand our marketing efforts, sales staff and website and application services development capabilities. We also anticipate that our general and administrative expenses will continue to grow in the future as we add human resources, information technology, administrative and accounting personnel and as we incur additional ongoing costs associated with being a public company. We also expect that, unlike in recent fiscal years, our operating expenses will not increase at the same rate as our revenues.

Significant Financial Events in 2003

During 2003, we experienced substantial events and changes in our business including:

•	The recapitalization of our capital stock in February 2003, which included a reduction in the number of outstanding shares of our common and preferred stock, a reduction in the aggregate liquidation preference of all outstanding shares of preferred stock from $145.7 million to $26.2 million, and the modification of our 2002 Option Plan. For additional information regarding the recapitalization, see Note 5 to our consolidated financial statements included elsewhere in this prospectus.

•	A 79.7% increase in total revenues, from $8.4 million in 2002 to $15.1 million in 2003.

•	A reduction in our net loss from $7.2 million in 2002 to $1.3 million in 2003.

•	An improvement in our cash flow from operations from net cash used of $5.5 million in 2002 to net cash generated of $1.7 million in 2003.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies, as set forth below, reflect areas which entail the use of subjective judgment and the use of estimates.

Revenue recognition.    Registration revenues are recognized in accordance with Emerging Issues Task Force, or EITF, consensus on Issue 99-19, Reporting Revenues Gross as a Principal versus Net as an Agent. Under EITF 99-19, registration revenues are recognized net of the portion of the registration fees paid to the event organizers, park and recreation department administrators, and league administrators and net of reserves for chargebacks. We recognize registration revenues when the services are performed.

With respect to software licensing revenues, we follow Statement of Position, or SOP 97-2, Software Revenue Recognition. Consistent with SOP 97-2, software licensing revenues are recognized upon delivery of the software to a customer if a signed contract exists, the fee is fixed or determinable, the collection of resulting receivables is probable and after the software installation and training have been completed.

Subscription revenues, included in software licensing revenues, are derived from contracts for our hosted application services users. We invoice the customer for the full term of the agreement and the contracts are renewed annually thereafter. We recognize revenues on a straight-line basis over the term of the contract.

Software maintenance revenues are derived from annual maintenance contracts. We invoice the customer for the full term of the contract upon delivery of the software and the maintenance contracts are renewed annually thereafter. We recognize revenues on a straight-line basis over the term of the maintenance contract.

Marketing services revenues consist of online and field marketing campaigns. Online revenues are recognized as online impressions, which are displayed on our website or as electronic content is delivered by e-mail to the intended addressee. Our field marketing services include event promotions, sponsorships and sample placements, which are defined contractually with individual customers. Field advertising revenues are recognized based upon the level of effort in relation to the total expected level of effort over the term of the contract. Revenue is recognized based on costs incurred over a period of time compared to the total expected costs or for contracts that call for the performance of services associated with a series of events, revenue is recognized proportionately based on the delivery of services at the specified events.

Registration revenues are largely transactional based but are subject to credit card cancellations or refund requests from event participants. We have retained the contractual right to charge these amounts back to event organizers and thus far have not required an allowance for such activities. If an event is cancelled, we could be forced to pursue recovery from the event organizer or credit card processor and ultimately experience reduced revenues. To date, event cancellations have been limited and have not affected our revenues materially.

Software subscription licensing and software maintenance revenues consist of annual contracts for hosted services or post contract support or maintenance for which we invoice the customer for the full term of the agreement and the contracts are renewed annually. Our contracts require advance notice of cancellation. Based on our historical experience with contract renewal, we estimate customer renewal and recognize revenues on a straight-line basis over the term of the contract.

Marketing services consist of various online and field marketing campaigns. The variability of the services associated with such campaigns creates the potential for disagreement with customers regarding completion of contractual obligations. As a result, the Company uses a fixed price structure and specific campaign deliverables to reduce the risk of customer credits.

Valuation of long-lived and intangible assets and goodwill.    Intangible assets with finite lives are amortized on a straight-line basis over their useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable under Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Events or changes in circumstances that indicate that the carrying amount may not be recoverable include, but are not limited to, a significant decrease in the market value of the business or asset acquired, a significant adverse change in the extent or manner in which the business or asset is used or significant adverse change in the business climate. If such events or changes in circumstances are present, we review the carrying value of the asset and apply the undiscounted cash flow method to determine whether the asset is impaired. To the extent that the carrying value of the asset exceeds the undiscounted cash flows over the estimated remaining life of the asset, the impairment is measured using the discounted cash flows. The discount rate utilized would be based on our best estimate of the related risks and return at the time the impairment assessment is made. Prior to 2002, we amortized goodwill over a three-year useful life and evaluated its recoverability in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. Under this standard, if circumstances indicate that recoverability may be in doubt, we are required to state an asset at its fair value if the sum of its undiscounted cash flows is less than its carrying value. Beginning in 2002, we began testing goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired in accordance with SFAS No. 142 Goodwill and Other Intangible Assets. The impairment test compares the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, which could materially adversely impact our financial position and results of operations. In 2001, we recorded a charge of $7.9 million for an impairment to the goodwill assigned to several reporting units.

Stock-based compensation.    We issue common stock options to employees under our 2002 Stock Option/Stock Issuance Plan and previously we issued stock options under our 1999 plan. Prior to 2002, we accounted for those stock options granted under those plans under the recognition provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Effective on January 1, 2002, we adopted fair value based method of accounting for stock-based employee compensation of SFAS No. 123, Accounting for Stock-Based Compensation. We have also adopted disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123, and have elected to follow the modified prospective method of adoption described in SFAS No. 148. Under this method, compensation expense equal to the fair value of the stock-based award at the date of grant is recognized over the course of its vesting period. Compensation cost recognized in 2002 and 2003 is the same as that which would have been recognized had the minimum value method of SFAS No. 123 been applied from its original effective date. Consistent with the modified prospective method of adoption, results for years prior to 2002 have not been restated. Because there has been no public market for our stock, our Board of Directors determined the fair value of our common stock by considering a number of factors including, but not limited to, our operating performance, significant events in our history, trends in the broad market and comparable companies, and the expected valuation we would obtain in an initial public offering.

On January 1, 2002, the Company cancelled 5,309,506 stock options issued under our 1999 Plan and reissued the same number of stock options to employees under our 2002 Plan. In February 2003, in connection with the recapitalization of our capital stock, we modified our 2002 option plan to allow option holders to retain the same percentage of our capital stock on a fully diluted basis before and after the restructuring. This modification resulted in vested options being exercisable for 82% of a pre-restructuring common share, rather than the 25% they were entitled to prior to such modification. In both instances, we determined the difference between fair value of options granted and the fair value of the options received in exchange, as of the date of such exchange, and recorded such amount to deferred compensation. We then amortize this amount to expense over the vesting period of the new or modified options.

Taxes.    Significant management judgment is required in determining the valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2002 and 2003 and March 31, 2004, due to uncertainties associated with our ability to utilize our deferred tax assets. As of December 31, 2003, we had federal and California tax net operating loss carryforwards of approximately $27.9 million and $12.8 million, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively. The difference between the retained deficit and net operating losses included in the deferred tax asset is primarily due to the limitations on the usage of the net operating losses pursuant to Section 382 and 383 of the Internal Revenue Code. Section 382 limits the use of the net operating loss in the event of a cumulative change in ownership of more than 50% within a three-year period. We have experienced multiple ownership changes since inception. The net operating losses included in the deferred tax asset are the maximum amount allowed under Section 382. Additional limitations on the annual use of these net operating losses may apply if we subsequently issue stock.

Acquisitions

In November 2001, we purchased myteam.com, a provider of online services for teams and leagues, in a transaction accounted for as a purchase. The acquisition was consummated principally to expand and enhance the software and services offering for the amateur team and league markets. The results of operations of myteam.com have been included in the accompanying consolidated statements of operations since November 29, 2001.

In May 2003, we acquired substantially all of the assets of Onjibe, a provider of online services for teams and leagues. The acquisition was consummated principally to expand our application services business.

The results of operations of Onjibe have been included in the accompanying consolidated statements of operations since May 23, 2003.

In April 2004, we purchased substantially all of the assets of Do It Sports, a provider of online registration services and technology for real-time, race-day data services and results, for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, we are obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million. In the event of any such payment, we may pay this in cash or, at our election, shares of our common stock. The results of Do It Sports will be included in our consolidated financial statements beginning on April 9, 2004.

Segment Reporting

We have two reportable operating segments: applications services and marketing services. Our application services are used by event organizers, park and recreation department administrators, and league administrators to provide online registration, and transaction processing and data management, enhance marketing and promotion capabilities and improve the management of all facilities and membership. Our marketing services group capitalizes on our participatory sports and activities industry access and relationships to create targeted online and field marketing campaigns to reach active lifestyle consumers on behalf of consumer brand companies.

Segment reporting expenses include only direct costs such as salaries, payroll taxes, benefits and commissions attributable to each segment. All other operating expenses, depreciation, stock-based compensation and goodwill impairment are captured in the operating expense line item titled “Corporate” in the table below. We do not allocate fixed assets on the basis of reportable operating segments.

The following table sets forth summary financial information for our two operating segments.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands)
Revenues:
Application services	$3,455	$6,150	$9,512	$2,293	$2,805
Marketing services	943	2,274	5,624	738	1,610

Total revenues	4,398	8,424	15,136	3,031	4,415
Cost of revenues:
Application services	772	1,262	2,022	458	650
Marketing services	56	180	1,130	259	278

Total cost of revenues	828	1,442	3,152	717	928
Gross profit:
Application services	2,683	4,888	7,490	1,835	2,155
Marketing services	887	2,094	4,494	479	1,332

Total gross profit	3,570	6,982	11,984	2,314	3,487
Operating expenses:
Application services	7,855	6,413	7,180	1,814	2,091
Marketing services	1,168	1,089	1,847	356	516
Corporate	28,765	6,752	4,328	1,240	1,132

Total operating expenses	37,788	14,254	13,355	3,410	3,739
Segment income (loss):
Application services	(5,172)	(1,525)	310	21	64
Marketing services	(281)	1,005	2,647	123	816
Corporate	(28,765)	(6,752)	(4,328)	(1,240)	(1,132)

Total loss from operations	$(34,218)	$(7,272)	$(1,371)	$(1,096)	$(252)

Sources of Revenues

We derive our total revenues from our two segments: application services and marketing services.

Application services.    Our application services revenues consist of transaction-based registration revenues, which typically represent 5% to 10% of the total registration fee paid by event and activity participants, software licensing revenues, which consist of license fees for our proprietary software and subscription fees for our hosted software applications, and software maintenance fees for post-warranty software support. Our total application services revenues represented 78.6%, 73.0% and 62.8% of our total revenues for 2001, 2002 and 2003, respectively. No single application services customer accounted for more than 10.0% of our total revenues in any year.

Marketing services.    Our marketing services revenues are generated through online and field marketing campaigns offered to our customers seeking to reach active lifestyle consumers. Our online marketing services include online advertising, and targeted e-mail newsletter promotions. Online banner, button, e-mail advertisements and newsletters are impression-based, with revenues based on the number of times the advertisement is displayed on our website or delivered by e-mail during a specified period. Our field marketing campaigns include event promotions, sponsorships and sample placements, and are defined contractually with each customer. Our marketing services revenues accounted for 21.4%, 27.0% and 37.2% of our total revenues for 2001, 2002 and 2003, respectively. In 2002 and 2003, we had different customers who each accounted for more than 10% of our marketing services revenues. As we add more personnel and resources to our marketing services segment, we hope to add new customers and generate follow-on contracts with existing customers. Due to lead times associated with selling and performing these services, we may see significant fluctuations in marketing services revenues.

Cost of Revenues

Application services cost of revenues.    Application services cost of revenues consists primarily of credit card processing fees paid by us in conjunction with processing event and activity registration fees on behalf of our customers. Also included in application services cost of revenues are customer program expenses such as fees paid to event and activity organizers for whom we provide registration services for certain marketing benefits. To a lesser extent, application services also includes cost of revenues for software licensing, which consists of media duplication and software documentation costs.

Marketing services cost of revenues.    Marketing services cost of revenues consist of customer program expenses associated with the execution of online and field marketing services and programs. Customer program expenses include contracted labor, travel, promotion-related materials and shipping costs associated with the performance of our marketing services.

Segment Operating Expenses

Application services and marketing services operating expenses.    We allocate segment operating expenses based on a detailed classification of all of our employees and assign the following personnel-related expenses to the respective segment: salaries, payroll taxes, benefits and commissions.

Results of Operations

The following table sets forth our consolidated statements of operations data, expressed as a percentage of total revenues for the periods indicated. The following discussion concerning results of operations should be read in conjunction with our Selected Consolidated Financial Data, the consolidated financial statements and accompanying notes and the other consolidated financial data included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Consolidated Statements of Operations Data:
Revenues:
Application services:
Registration	39.3%	33.6%	30.0%	33.6%	37.9%
Software licensing	27.7	22.5	22.0	29.6	17.4
Software maintenance	11.5	16.9	10.8	12.5	8.2

Total application services	78.6	73.0	62.8	75.7	63.5
Marketing services	21.4	27.0	37.2	24.3	36.5

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Cost of application services	17.6	15.0	13.4	15.1	14.7
Cost of marketing services	1.3	2.1	7.5	8.5	6.3

Total cost of revenues	18.8	17.1	20.8	23.6	21.0

Gross profit	81.2	82.9	79.2	76.4	79.0

Operating expenses:
Sales and marketing	111.8	51.2	32.2	50.0	31.4
General and administrative	562.3	117.3	54.3	61.2	50.6
Stock-based compensation expense	5.5	0.7	1.8	1.3	2.8
Goodwill impairment	179.6	–	–	–	–

Total operating expenses	859.2	169.2	88.2	112.5	84.8

Loss from operations	(778.0)	(86.3)	(9.1)	(36.1)	(5.8)
Interest income, net	5.8	1.4	0.3	0.4	0.3
Other income, net	0.8	–	–	–	0.2

Net loss	(771.4)%	(84.9)%	(8.7)%	(35.7)%	(5.3)%

Comparison of three months ended March 31, 2003 and 2004

Revenues

Total revenues increased from $3.0 million in the first quarter of 2003 to $4.4 million in the first quarter of 2004, an increase of $1.4 million or 45.7%. Total revenues by segment for these periods are detailed in the table below:

	Three Months Ended March 31,
Total Revenues:	2003	2004
Application services:
Registration	$1,017	$1,676
Software licensing	896	767
Software maintenance	380	362

Total application services	2,293	2,805
Marketing services	738	1,610

Total revenues	$3,031	$4,415

Application services revenues.    Total application services revenues increased from $2.3 million for the three months ended March 31, 2003 to $2.8 million for the three months ended March 31, 2004 an increase of $0.5 million, or 22.3%. Registration revenues increased $0.7 million driven by a 46% increase in registrations processed. Software licensing revenues decreased by $0.1 million over the March 31, 2003 quarter as some of our customers transitioned to our hosted, convenience fee-based services.

Marketing services revenues.    Marketing services revenues increased from $0.7 million to $1.6 million, an increase of $0.9 million, or 118.1%. This increase was driven by an increase in new marketing services contracts of 46% on a period-over-period basis and the recognition of revenue associated with a field marketing campaign that called for the performance of services associated with a series of events that occurred during the later part of 2003 and the 2004 time periods.

Cost of Revenues

Application services cost of revenues.    Application services cost of revenues increased from $0.5 million for the three months ended March 31, 2003 to $0.7 million for the three months ended March 31, 2004. All of this increase was associated with a 33.0% increase, on a period-over-period basis, in the number organizations for whom we processed registrations.

Marketing services cost of revenues.    Marketing services cost of revenues remained relatively dollar constant for each of the periods ended March 31, 2003 and 2004.

Sales and Marketing Expenses

Sales and marketing expenses decreased slightly from $1.5 million for the three months ended March 31, 2003 to $1.4 million for the three months ended March 31, 2004. This decrease was due to a slight reduction in advertising and outside services expenses.

General and Administrative Expenses

General and administrative expenses increased by 20.4% from $1.9 million, for the three months ended March 31, 2003 to $2.2 million for the three months ended March 31, 2004. The increase was due primarily to an increase in outside services for accounting and legal services.

Comparison of years ended December 31, 2001, 2002 and 2003

Revenues

Total revenues increased from $4.4 million in 2001 to $8.4 million in 2002, an increase of $4.0 million, or 91.5%. Total revenues increased from $8.4 million in 2002 to $15.1 million in 2003, an increase of $6.7 million, or 79.7%. The revenues by segment for these periods are detailed in the table below:

	Year Ended December 31,
Total Revenues:	2001	2002	2003
Application services:	(In thousands)
Registration	$1,730	$2,834	$4,535
Software licensing	1,219	1,893	3,335
Software maintenance	506	1,423	1,642

Total application services	3,455	6,150	9,512
Marketing services	943	2,274	5,624

Total revenues	$4,398	$8,424	$15,136

Application services revenues.    Application services revenues totaled $3.5 million in 2001 and $6.2 million in 2002, an increase of $2.7 million, or 78.0%. The year-over-year increase was due to an increase in registration revenues of $1.1 million associated with an increase in our customer base in events, an increase of $0.7 million in software revenues, primarily related to our park and recreation business, and an increase in our park and recreation maintenance revenues of $0.9 million. Applications services revenues grew from $6.2 million in 2002 to $9.5 million in 2003, an increase of $3.3 million, or 54.7%. This increase was comprised of an increase of $1.7 million associated with increased registrations processed for events, park and recreation and team and leagues, an increase of $1.4 million in software revenues driven by the growth in our eteamz.com software and an increase in of $0.2 million in maintenance revenues from our park and recreation customers. We expect that, over time, our new and existing customers will continue to move to our online transaction convenience fee-based model to streamline their registration processes. Application services revenues represented 78.6%, 73.0% and 62.8% of total revenues in 2001, 2002 and 2003, respectively.

Marketing services revenues.    Marketing services revenues grew from $0.9 million in 2001 to $2.3 million in 2002, an increase of $1.4 million, or 141.1%. The year-over-year increase was due to an increase in marketing services sold to our eteamz.com customers of $0.4 and an increase of $1.0 million in banner advertisements and online marketing programs. The marketing services revenues grew from $2.3 million in 2002 to $5.6 million in 2003, an increase of $3.3 million, or 147.3%. The year-over-year increase was due to an increase of $1.5 million in our online marketing programs and an increase in field marketing campaigns of $1.8 million. This growth in 2003 revenues was a result of an increase of over 40% in the sales and marketing services staffing from 12 at the end of 2002 to 17 at the end of 2003. Marketing services revenues represented 21.4%, 27.0% and 37.2% of total revenues in 2001, 2002 and 2003, respectively. The continued growth of our marketing services revenues, both in terms of absolute dollar amounts and as a percentage of total revenues, is dependent upon our retention and additional hiring of specialized sales and marketing personnel.

Cost of Revenues

Application services cost of revenues.    Application services cost of revenues increased from $0.8 million in 2001 to $1.3 million in 2002, an increase of $0.5 million, or 63.5%. Credit card transaction processing fees, driven by a 55% increase in registration volume, increased by $0.3 million and event promotion costs increased by $0.2 million. Application services cost of revenues increased from $1.3 million in 2002 to $2.0 million in 2003, an increase of $0.7 million, or 60.2%. This increase was a result of higher credit card processing costs associated with a 45% increase in the total number of registrations processed of $0.6 million and higher event promotion costs of $0.1 million. In 2001, 2002 and 2003, application services cost of revenues represented 22.3%, 20.5% and 21.3% of total application services revenues, respectively.

Marketing services cost of revenues.    The marketing services cost of revenues increased from $0.1 million in 2001 to $0.2 million in 2002, an increase of $0.1 million, or 221.4%, due to an increase in the costs associated with online programs. Marketing services cost of revenues increased from $0.2 million in 2002 to $1.1 million in 2003, an increase of $0.9 million, or 527.8%. The growth was due to an increase in the number of new marketing services customers we serviced in 2003 and due to increased costs for sample placements. Marketing services cost of revenues represented 5.9%, 7.9% and 20.1% of total marketing services revenues in 2001, 2002 and 2003, respectively.

Sales and Marketing Expenses

Sales and marketing expenses, which consist primarily of salary, commissions, travel, marketing materials and promotional costs, decreased from $4.9 million in 2001 to $4.3 million in 2002, a decrease of $0.6 million, or 12.3%. This decrease was comprised of a $0.2 million reduction in salaries due to a reduction in staffing, a reduction of $0.4 million for promotional and advertising expenses and a reduction of $40,000 in trade show expense. Sales and marketing expenses increased from $4.3 million in 2002 to $4.9 million in 2003, an increase of $0.6 million, or 12.9%. The increase was comprised of an increase of $1.3 million salaries and commissions associated with additional sales personnel which offset a decrease of $0.7 million in advertising and promotional expenses. In 2004, we expect to make a significant investment in the additional direct sales personnel across all of our businesses to help us acquire new customers in future periods. Sales and marketing expenses represented 111.8%, 51.2% and 32.2% of total revenues in 2001, 2002 and 2003, respectively.

General and Administrative Expenses

General and administrative expenses, consisting of salary, outside service, depreciation, amortization and overhead costs, decreased from $24.7 million in 2001 to $9.9 million in 2002, a decrease of $14.8 million, or 60.1%. This decrease was principally due to our adoption of SFAS No. 142 in 2002, which changed our treatment of goodwill. As a result, our year-over-year amortization expense decreased by $11.9 million. In addition, 2002 general and administrative expenses decreased, on a year-over-year basis, by $0.9 for a reduction in bad debt expense and $0.7 for outside services. General and administrative expenses decreased from $9.9 million in 2002 to $8.2 million in 2003, a decrease of $1.7 million, or 16.8%. The decrease in general and administrative expenses was comprised of a reduction of $1.1 million in expenses associated with the closure of our Boston facility in 2002 and a $0.6 million reduction in depreciation expense as certain of our fixed assets were fully depreciated by 2003. General and administrative expenses represented 562.3%, 117.3% and 54.3% of total revenues in 2001, 2002 and 2003, respectively. In the future, we expect that our general and administrative expenses will increase in absolute dollars as we add personnel and incur additional professional fees and other costs related to the growth of our business and to our operations as a public company.

Goodwill Impairment

During the year ended December 31, 2001, in an effort to conserve cash, we restructured or discontinued several of our operations which also resulted in the abandonment of businesses associated with some of our prior acquisitions. As a direct result of these actions, we determined that our goodwill had been impaired and accordingly recorded a charge for the impairment of goodwill of $7.9 million in 2001. The goodwill impairment charge was comprised of the following components:

•	In 2001, we recorded an impairment charge of $3.8 million, or the entire carrying amount, for our acquisition of LeagueLink, Inc. This impairment charge was recorded when we determined that the technology and registration services platform we received in our acquisition of LeagueLink, Inc. would not be the basis for our next generation registration system for the team and league segment.

•	In 2001, we reduced the carrying value of the goodwill associated with our acquisition of eTeamz from $7.0 million to $3.2 million which resulted in a goodwill impairment charge of $3.8 million. This reduction in the carrying value of eTeamz was based on the undiscounted cash flows of the asset.

•	In 2001, we recorded an impairment charge of $0.2 million, or the entire carrying amount, associated with our acquisition of GetSetGo. When we decided to close the East Coast office of GetSetGo in 2001, we determined that there would no longer be any economic value associated with this acquisition.

•	In 2001, we recorded an impairment charge of $0.2 million, or the entire carrying amount, associated with EnterOnline. When we decided not to use any of the technology developed by EnterOnline for our next generation of registration systems, we determined that there would no longer be any economic value associated with this acquisition.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly results of operations data for the nine most recent quarters ended March 31, 2004, both in dollars and expressed as a percentage of total revenues. The information in the table below should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the consolidated financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Application services:
Registration revenues	$588	$848	$810	$588	$1,017	$1,292	$1,247	$979	$1,676
Software licensing	252	299	594	748	896	823	1,093	523	767
Software maintenance	329	349	369	376	380	385	400	477	362

Total application services	1,169	1,496	1,773	1,712	2,293	2,500	2,740	1,979	2,805
Marketing services	641	481	593	559	738	1,171	1,746	1,969	1,610

Total revenues	1,810	1,977	2,366	2,271	3,031	3,671	4,486	3,948	4,415

Cost of revenues:
Cost of application services	265	364	360	273	458	575	529	460	650
Cost of marketing services	59	33	70	18	259	230	306	335	278

Total cost of revenues	324	397	430	291	717	805	835	795	928

Gross profit	1,486	1,580	1,936	1,980	2,314	2,866	3,651	3,153	3,487
Operating expenses:
Sales and marketing	1,086	1,186	1,162	880	1,517	1,123	1,098	1,131	1,385
General and administrative	2,951	2,789	2,778	1,360	1,854	2,194	2,065	2,108	2,232
Stock-based compensation	44	6	6	6	39	48	56	122	122

Total operating expenses	4,081	3,981	3,946	2,246	3,410	3,365	3,219	3,361	3,739

Income (loss) from operations	(2,595)	(2,401)	(2,010)	(266)	(1,096)	(499)	432	(208)	(252)
Interest income, net	42	33	26	19	12	14	10	11	15
Other income, net	1	–	–	–	2	2	–	3	3

Net income (loss)	$(2,552)	$(2,368)	$(1,984)	$(247)	$(1,082)	$(483)	$442	$(194)	$(234)

Net income (loss) per share:
Basic	$(0.15)	$(0.13)	$(0.11)	$(0.01)	$(0.09)	$(0.08)	$0.07	$(0.03)	$(0.01)

Diluted	$0.15	$(0.13)	$(0.11)	$(0.01)	$(0.09)	$(0.08)	$0.00	$(0.03)	$(0.01)

Weighted average number of shares used in per share Amounts:
Basic	17,235,461	17,649,828	17,677,530	17,733,165	11,902,548	6,391,888	6,505,682	6,767,697	25,776,623
Diluted	17,235,461	17,649,828	17,677,530	17,733,165	11,902,548	6,391,888	192,329,235	6,767,697	25,776,623

	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004
Consolidated Statements of Operations Data:
Revenues:
Application services:
Registration revenues	32.5%	42.9%	34.2%	25.9%	33.6%	35.2%	27.8%	24.8%	37.9%
Software licensing	13.9	15.1	25.1	32.9	29.6	22.4	24.4	13.2	17.4
Software maintenance	18.2	17.7	15.6	16.6	12.5	10.5	8.9	12.1	8.2

Total application services	64.6	75.7	74.9	75.4	75.7	68.1	61.1	50.1	63.5
Marketing services	35.4	24.3	25.1	24.6	24.3	31.9	38.9	49.9	36.5

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Cost of application services	14.6	18.4	15.2	12.0	15.1	15.7	11.8	11.7	14.7
Cost of marketing services	3.3	1.7	3.0	0.8	8.5	6.3	6.8	8.5	6.3

Total cost of revenues	17.9	20.1	18.2	12.8	23.7	21.9	18.6	20.1	21.0

Gross profit	82.1	79.9	81.8	87.2	76.3	78.1	81.4	79.9	79.0

Operating expenses:
Sales and marketing	60.0	60.0	49.1	38.7	50.0	30.6	24.5	28.6	31.4
General and administrative	163.0	141.1	117.4	59.9	61.2	59.8	46.0	53.4	50.6
Stock-based compensation	2.4	0.3	0.3	0.3	1.3	1.3	1.2	3.1	2.8

Total operating expenses	225.5	201.4	166.8	98.9	112.5	91.7	71.8	85.1	84.8

Income (loss) from operations	(143.4)	(121.4)	(85.0)	(11.7)	(36.2)	(13.6)	9.6	(5.3)	(5.8)
Interest income, net	2.3	1.7	1.1	0.8	0.4	0.4	0.2	0.3	0.3
Other income, net	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.2

Net income (loss)	(141.0)%	(119.8)%	(83.9)%	(10.9)%	(35.7)%	(13.2)%	9.9%	(4.9)%	(5.3)%

In the past, we have experienced seasonal increases in our total revenues in the second and third quarters of each year. This seasonal pattern relates to fluctuations in our application services revenues, specifically registration and software licensing and maintenance revenues, which tend to rise in the second and third quarters of each year due to peak participation periods for the events and leagues managed by our application services customers. To date, we have not experienced any seasonal pattern in our marketing services revenues. In each of the last five quarters, our total revenues have increased as compared to the same period in the prior year. Both application services and marketing services revenues contributed to this year-over-year increase. In particular, the growth in application services revenues, on a year-over-year basis, was due to increases in the number of events, teams and park and recreation departments using our online registration services, the convenience fee generated per registration, the number of software customers and the acquisition of larger customers with the introduction of our new application services. The growth in marketing services revenues, on a year-over-year basis, was due to an increase in the number of sales and marketing professionals, the execution of contracts with new customers, and extension or renewal of contracts with existing customers.

Total operating expenses as a percentage of total revenues have decreased on a sequential basis for the last nine quarters, except for the fourth quarter of 2003. The decrease in operating expenses as a percentage of total revenues for 2002 and the first three quarters of 2003 is a result of consolidation of excess facilities, the elimination of redundant positions and a reduction of general and administrative expenses associated with the acquisition of myteam.com. With respect to the fourth quarter of 2003, operating expenses increased, as a percentage of total revenues, due to an increase in personnel-related sales and marketing, and general and administrative expenses, and the seasonal drop in fourth quarter total revenues.

Liquidity and Capital Resources

At December 31, 2003, our principal sources of liquidity were cash totaling $5.8 million and accounts receivable of $2.3 million.

From our inception in 1998 through the end of fiscal 2002, we funded our operations primarily through issuances of approximately $57.8 million of our convertible preferred securities. For the past five quarters, we have funded our operations through cash flow generated by the operating activities of our business.

Net cash flow used by operating activities was $12.3 million in 2001 and $5.5 million in 2002, while we generated $1.7 million in cash flow from operating activities in 2003. In 2001 and 2002, cash used for operating activities was related to our net losses, increases in our accounts receivable associated with the growth in our revenues and decreases in accrued payroll and operating expenses as the Company discontinued certain of its acquired businesses. In 2003, net cash flow from operating activities improved due to a decrease in the net loss and an increase in advanced payments recorded as deferred revenue. The increase in deferred revenues in 2003 was due to increases in advanced payments for our marketing services contracts, advanced payments for software subscription services associated with our team and league customers and advanced payments for our software maintenance contracts primarily from our park and recreation customers.

Net cash flow used for investing activities was $0.3 million in each of 2001, 2002 and 2003. Cash used for investing activities related primarily to capital expenditures for property and equipment and for certain acquisition related costs.

Net cash flow provided by financing activities was approximately $13.7 million in 2001, related to the issuance of Series B-6 convertible preferred stock. Net cash flow used in financing activities was $0.1 million in each of 2002 and 2003, and related to payments on promissory notes and capital leases.

At March 31, 2004, our principal sources of liquidity were cash of $8.2 million and accounts receivable of $3.5 million.

For the three months ended March 31, 2004, cash provided by operations was $2.1 million. During the quarter, our net loss and the increase in our accounts receivable associated with our revenue growth were offset by substantial increases in our deferred revenue and liabilities and, in particular, by an increase of $2.8 million in registration fees payable. Our registration fees payable relate to fees collected on behalf of our customers for participant fees that have not yet been remitted to these customers.

Net cash flow used for investing activities for the three months ended March 31, 2004, was $0.1 million and relates to our purchase of equipment.

Net cash flow provided by financing activities for the three months ended March 31, 2004, was $0.3 million and relates to the exercise of stock options and warrants.

In April 2004, we purchased substantially all of the assets of Do It Sports, a provider of online registration services and technology for real-time, race-day data services and results, for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, we are obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million. In the event of any such payment, we may pay this in cash or, at our election, shares of our common stock. The results of Do It Sports will be included in our consolidated financial statements beginning on April 9, 2004.

We do not have any special purpose entities, and we do not engage in any off-balance sheet financing arrangements. Our principal commitments consist of obligations under leases for office space and certain other business contracts which require us to pay the amounts listed below by fiscal 2007.

Contractual Obligations

At December 31, 2003, our outstanding commitments included:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 years
	(In thousands)
Operating lease obligations(1)	$615	$380	$235	$–	$–
Promissory note(2)	100	50	50	–	–
Long-term obligation(3)	240	60	120	60	–

Total	$955	$490	$405	$60	$–

(1)	We lease our facility located in La Jolla, California under an operating lease that expires in July 2005.
(2)	Our promissory note obligation relates to our domain name transfer agreement whereby we are obligated to pay $50,000 annually through 2005.
(3)	Long-term obligation consists of a contract with National Intramural-Recreational Sports Association whereby we are obligated to pay $60,000 per year through 2007.

We believe that our existing cash, cash equivalents and cash provided by our operating activities will be sufficient to meet our working capital needs for the next 12 months. Our future capital requirements will depend on many factors, including the rate of our revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support the development of additional functionality of our software, the timing of the introduction of new services and enhancements to existing services, and the continuing market acceptance of our services. To the extent that funds generated by this public offering, together with existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

We conduct our business with for-profit organizations, primarily in North America and receive payment for our services primarily in United States dollars. Certain of our registration revenues are derived from events held in Asia, Australia, New Zealand and Canada, and we receive payment for such services in local currencies. Our foreign currency exposure is limited and, as a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

All of our cash investments are held in money market, treasury securities or obligations issued by the United States government, certificates of deposit and checking funds. We do not hold derivative financial or commodity instruments.

Recent Accounting Pronouncements

Effective on January 1, 2002, we adopted the fair value based method of accounting for stock-based employee compensation of SFAS No. 123 and the disclosure requirements of SFAS No. 148. Under this method, compensation expense equal to the fair value of the stock based award at grant is recognized over the course of its vesting period. We elected to follow the modified prospective method of adoption described in SFAS No. 148. Compensation cost recognized in 2003 and 2002 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2002 have not been restated.

BUSINESS

Overview

We are the leading provider of application services that reduce the cost and complexity of managing, organizing and promoting participatory sports and activities, and a leading provider of marketing services to reach active lifestyle consumers.

Our application services, encompassed in the Active Technology Suite, are used by event organizers, park and recreation department administrators and amateur sports league administrators to provide online registration transaction processing and data management, enhance marketing and promotion capabilities, and improve the management of facilities and membership. We believe we have the largest customer base in our industry, a customer base that includes organizers of over 7,000 events, 600 park and recreation departments, and 2,500 leagues and camps. In 2003, the event, park and recreation department, league organization and camp that generated the largest amount of revenues were, respectively, the PF Chang Rock ‘n’ Roll Arizona Marathon, the District of Columbia Park and Recreation Department, NFL Youth Football, and the Stanford Soccer Academy. We also operate eteamz.com, our team and league web-portal, on which approximately 1.5 million teams have been registered since 2000.

Our marketing services group creates integrated online and field marketing campaigns to reach active lifestyle consumers. Our industry access and relationships enable us to target consumers by activity, age, gender and geography as well as other detailed demographics. Our online marketing services include online advertising and targeted e-mail newsletter promotions. Our field marketing services include event promotions, sponsorships and sample placements. In 2003, the marketing services customers that generated the largest amount of revenues for us were Unilever, Schering-Plough, Con Agra, Timex, and the U.S. Army.

Participatory Sports and Activities Market

Overview

The participatory sports and activities market consists of consumers who actively engage in sports, hobbies, recreational activities and classes. These include three main categories:

•	Events: Includes a variety of sports and outdoor activities for individuals, such as marathons, triathlons, mountain biking, cycling and tennis tournaments;

•	Parks and recreation activities: Includes activities such as camping, arts and crafts, continuing education courses, driver’s education, and adult and youth sports leagues, which are organized and managed by municipal park and recreation departments, community centers or public school systems; and

•	Team sports leagues and camps: Includes independently managed amateur and intramural leagues such as Little League Baseball, NFL Youth Football programs and Sport & Social Clubs, and camps hosted by organizations such as Stanford University and Duke University.

Based on an April 2004 study by the Leisure Intelligence Group, which encompassed the 12 months ended March 2004, 62% of American households registered for a community activity requiring a fee. The study reported that Americans paid fees for over 110 million registrations for individual and team-based sports leagues and events, over 115 million registrations for parks and recreation activities and memberships, over 20 million registrations for camps and over 115 million registrations for continuing education classes. The Leisure Intelligence Group study estimates total registration fees associated with these sports and activities to be over $33 billion. Currently, most of these organized activities use paper-based processing for registration, data collection and data management. The study also estimates that less than 2% of registration fees collected for participatory sports and activities are currently collected through online transaction processing.

Limitations of Paper-Based Processing Model

The walk-up and mail-based paper processing model can be costly, inefficient and prone to errors. For a participant, event registration involves finding and completing a paper registration form and mailing it to the event or activity organizer or traveling to the registration office and completing a registration form in person.

For the event or activities organizer, processing paper-based registration forms is time consuming and costly, and involves the following:

•	Receiving and handling of mail-in entry forms;

•	Staffing for walk-up registration;

•	Ensuring completion and accuracy of registration information and payment amount;

•	Processing check and credit card payments;

•	Entering participants’ personal data, which can be difficult to read or illegible;

•	Maintaining a database of participant information, for example, checking for residency, reporting results, assigning bib numbers and recognizing membership;

•	Communicating with participants; and

•	Promoting upcoming events to past and potential participants.

Managing an event or activity with a walk-up or mail-based paper processing method can lead to incomplete or lost registration forms requiring follow-up, a lack of secure control of sensitive participant information caused by the mail system or insufficient process controls, and mistakes created by subsequently incorrectly entering participant information into the database. These common errors can add incremental costs for organizers, delay registration for participants and cause the improper reporting of race results.

The alternative to in-house processing is to contract with a third party for handling and data entry services, which we believe typically takes two to five business days to complete and does not provide database, participant communication or promotion capabilities for the organizer.

Emergence of Online Registration

Growing recognition of the benefits associated with online systems is driving organizer and participant demand and increasing the use of online registration.

Specific benefits of online registration for the organizer include:

•	Real-time payment and enrollment data;

•	Reduced administrative time and expenses incurred to process data;

•	Fewer processing errors;

•	The ability to provide up-to-date event and activity content to participants;

•	The ability to build e-commerce opportunities into the registration process; and

•	Outsourced telephone and e-mail customer support for participants.

Specific benefits of online registration for participants include:

•	A more convenient process where there is no need to locate paper registration forms or show up in person to register;

•	Real-time registration confirmation;

•	The ability to receive up-to-date event and activity content; and

•	The ability to have registration questions answered promptly online, by e-mail or by telephone.

The April 2004 Leisure Intelligence Group study estimates that less than 2% of registration fees associated with participatory sports and activities were collected using online services in 2003. The vast majority of registrations are still executed using either walk-up or mail-based paper processing methods. Although the online market is underdeveloped, participatory sports and activities organizers are demonstrating an increasing desire to use Internet-based services to streamline registration and enhance data management. Additionally, increasing participant acceptance and demand is expected to further accelerate this trend. In a 2002 National Sports Network survey, 80% of all athletes surveyed said they would use online registration, if offered, to register for their next sports activity. General acceptance among consumers of online registration has been demonstrated across other verticals. For example, recent growth in online ticket sales for the fan-based sports and entertainment industry worldwide reached approximately 50% in 2003, according to InterActiveCorp.

Attractive Demographic for Advertisers

We believe the active lifestyle population has become a heavily targeted demographic by consumer brand companies because of its size and its attractive characteristics, including income. For example, according to a 2002 study by American Sports Data, 38% of highly active individuals have household income over $75,000 per year compared to approximately 14% of sedentary individuals who have such levels of income.

The market for promotional marketing services, such as event marketing and online advertising, is growing, and marketers are increasingly migrating from traditional media to non-traditional media advertising. According to a 2004 survey published in Promo Magazine, event marketing spending grew 32% from $115 billion in 2001 to $152 billion in 2003. The survey reported that, from 2001 to 2003, spending on event marketing grew 25.7% to 32.6% of total annual spending for marketing activities, representing the largest gain in market share of any segment. The survey also projects that event marketing budgets will grow 15% to 20% in 2004, and it reports that 80% of all respondents said that their event marketing budget will either grow or remain unchanged. According to a 2002 Jupiter Research report, online advertising is expected to increase from $5.6 billion in 2002 to $14.0 billion in 2007, and spending on e-mail marketing is expected to rise from $2.1 billion in 2003 to $6.1 billion in 2008.

The Active Solution

Comprehensive Service Offering

Solutions for Organizers.    Our application services customers include event organizers, park and recreation department administrators, and league administrators. We offer application services that replace the inefficient walk-up and mail-based paper registration and communication processes. Our application services also simplify the administrative tasks associated with the management of participatory sports and activities. We present data in an easy-to-use manner for these organizations, eliminate the majority of required data entry and much of the printing and postage costs associated with attracting and communicating with current and potential participants. Specific functionality includes facility reservation, activity registration, bib number assignment to race participants, roster management for leagues, results publishing, financial reporting, tournament bracketing and membership management.

Solutions for Participants.    Our application services provide a user-friendly interface for participants. Our network of websites provides participants with the convenience of a one-stop shop where they can use our calendar to locate an event, activity, class or league, review all pertinent information about that event or activity, register online, receive immediate confirmation of acceptance, check for schedule changes and updates, review event or activity results and take advantage of other helpful features.

Solutions for Consumer Brand Companies.    Our marketing services effort is focused on the creation of promotional marketing campaigns to target active lifestyle consumers. We use our industry access and relationships to categorize consumers by event, activity, income, education, age, gender and geography as well as other detailed segmentation criteria. We provide numerous marketing services to develop and implement a wide range of online and field marketing campaigns so as to make our marketing services customers’ brands a part of each active lifestyle consumer’s experience. Our marketing service employees have experience with established advertising and marketing services companies, major consumer brand companies, public relations firms, professional sports organizations and media companies. In 2002, Promo Magazine listed us as the fifth fastest growing promotional agency in the United States and in 2003 named us as one of the Top 50 Promotional Marketing Companies in the United States, based on total revenues, growth of revenues and other qualitative factors.

Compelling Financial Benefits for Our Application Services Customers

We believe that our application services reduce the cost and complexity of managing, organizing and promoting participatory sports and activities. We believe our customers realize meaningful financial benefits as a result of utilizing our services. These benefits include:

•	Elimination of Paper-Based Processing: Our application services help reduce internal staffing requirements or eliminate third party costs associated with data entry and check processing from paper-based registration forms.

•	Decrease in Customer Service Costs: We provide e-mail and telephone support for participants. Our customer support group handles most inquiries from online registrants, including basic event related questions which save our customers the costs associated with handling each inquiry.

•	Decrease in Marketing Costs: Our application services enable our customers to avoid having to include a registration form within marketing mailers or on advertising circulars, reducing printing and postage costs.

•	Increase in Participant Capture Rate: The ease of use and convenience of our application services enable our customers to capture potential participants who may not otherwise register for an event or activity due to the limitations of paper-based processing. Rather than having to locate a paper registration form, complete it and mail it along with payment, our online application service allows participants to visit the event website, click directly through to our online registration form for that event, and input their personal and credit card information. We then process the information and fees, and the registrant receives immediate e-mail confirmation that they are registered for the event or activity.

•	Increase in Year-to-Year Retention: Our communication tools, including e-mails and mailings, provide our customers with an effective means of communicating frequently with past participants.

•

Increase in Event Promotion: Our searchable event and activity calendar is a tool for participants to find events and activities thereby providing free marketing for our customers. Additionally, we currently send a bi-weekly local events newsletter to approximately 650,000 sports enthusiasts that is customized to highlight upcoming events in the potential participant’s local area.

•	Increase in Merchandise Sales: Our customers have access to ActiveMerchandiser, our integrated e-commerce feature. The ActiveMerchandiser highlights event and activity promotional items available for sale during the participant’s online registration process.

Growth Strategy

We seek to capitalize on and promote the migration towards online management of participatory sports and activities, and strengthen our position as the leading provider of application services to this industry. Further, we intend to capitalize on our industry access and relationships to provide targeted marketing services directed at active lifestyle consumers. To achieve our goal, we intend to:

Expand our Application Services Customer Base

We believe the low penetration of online solutions in our market provides a large potential customer base for our application services. We intend to capitalize on this opportunity to grow our customer base by increasing our sales staff and marketing efforts. We have demonstrated an ability to grow our customer base. As evidence, from 2000 to 2003, our customers under contract grew at a compound annual growth rate of over 30%. To continue to grow this base, we will aggressively target event and activity organizers who currently use the traditional paper-based processing model. Our efforts will primarily consist of direct sales force communication and new marketing initiatives. We plan to increase the number of direct sales professionals we employ and expand our efforts to develop marketing campaigns directed specifically at core segments of the participatory sports and activities market.

Increase Online Registration by Event and Activity Participants

We seek to increase the percentage of our customers’ participants using online registration to enroll in events and activities. We believe there is significant opportunity for growth within our existing customer base to increase online registration by their participants. In 2003, only approximately 15% of our customers’ participants registered online for events and activities. To increase participant usage of online registration services, we provide our customers with training, relevant content to attract participants to their websites, and an array of tools aimed at promoting online registration. Online registration use by participants in our customers’ events and activities has increased as organizers continue to use our application services over a sustained period of time. On average, 10% of participants use online registration in the first year that an organizer uses our services. By the fourth year, this online registration use typically grows to 30%. Certain events and activities have achieved online registration usage as high as 80% in year four.

Increase Breadth of Application Services Sold to Our Existing Customer Base

We intend to continue to sell additional revenue generating application services to our existing customers to help enable them to streamline their management processes. These additional services include membership management, activity registration, facility reservation, website publishing tools and communication services. We believe meaningful opportunities exist to sell these additional services to that portion of our customer base that is not currently utilizing the full range of services that we offer. For example, currently less than 10% of the approximately 20,000 leagues on our eteamz.com web-portal use additional services beyond website publishing. Further, we intend to continue to sell park and recreation department administrators our complete suite of application services that provides multiple functions including online reservation management, scheduling, website management, financial reporting and marketing management.

Continue to Enhance our Comprehensive Application Services Offerings

We intend to strengthen our market position by continuing to develop comprehensive, tailored solutions with increased functionality and features for our customers. Over the past three years, we have developed and introduced application services for activity registration, facility reservation, and membership to serve our park and recreation customers. We have also added modules for fundraising, real-time event tracking and merchandising to our application services offerings. In addition, we have created customized desktop roster management, registration and advanced website publishing for league administrators, and have developed multiple applications to automate, streamline and scale back-office operations. By our continuously enhancing the functionality of our application services, we believe our customers will find more applications to help manage their events and activities, and, as a result, purchase additional upgrades to our newer, more fully featured offerings.

Expand our Marketing Services Business

We intend to continue to leverage our participatory sports and activities industry access and relationships to grow our marketing services business. From 2000 to 2003, our marketing services revenues grew at a compound annual growth rate of 136% from $0.4 million to $5.6 million. We believe we offer consumer brand companies a valuable set of resources to reach active lifestyle consumers. These resources include a registered user base of over four million active lifestyle consumers, a database of 30,000 participatory sports and activities organizers, a searchable participatory sports calendar containing over 50,000 events and activities, and a team and league web-portal with 165 million page views and 7 million unique visitors in the first quarter of 2004. As we grow our customer base of events, park and recreation departments, and amateur sports leagues and the usage of our web-portal, we continue to enhance our ability to offer extensive and targeted online and field marketing campaigns.

Pursue Strategic Acquisitions

We will pursue acquisitions that further strengthen our market position, broaden our customer base and enhance our capabilities. Since 2000, we have completed six acquisitions. The most significant of these acquisitions were our acquisitions of Sierra Digital, Inc. in November 2000, eteamz.com, Inc. in December 2000 and myteam.com, Inc. in November 2001. Our acquisition of Sierra Digital, Inc. expanded our service offerings for our parks and recreation customers. Our acquisitions of eteamz.com, Inc. and myteam.com, Inc. expanded our service offerings for our team and league customers. We believe we have a successful track record of integrating operations, enhancing revenues and streamlining the cost structure of the businesses we have acquired.

Our Revenue Sources

We derive our total revenues from our two segments: application services and marketing services. Our application services revenues consist of transaction-based registration revenues, which typically represent 5% to 10% of the total registration fee paid by event and activity participants, software licensing revenues, which consist of license fees for our proprietary software and subscription fees for our hosted software applications, and software maintenance fees for post-warranty software support. Our total application services revenues represented 78.6%, 73.0% and 62.8% of our total revenues for 2001, 2002 and 2003, respectively. No single application services customer accounted for more than 10.0% of our total revenues in any year. Our marketing services revenues are generated through online and field marketing campaigns offered to our customers seeking to reach active lifestyle consumers. Our online marketing services include online advertising and targeted e-mail newsletter promotions. Online banner, button, e-mail advertisements and newsletters are impression-based, with revenues based on the number of times the advertisement is displayed on our website or delivered by e-mail during a specified period. Our field marketing campaigns include event promotions, sponsorships and sample placements, and are defined contractually with each customer. Our marketing services revenues accounted for 21.4%, 27.0% and 37.2% of our total revenues for 2001, 2002 and 2003, respectively. No single marketing services customer accounted for more than 10.0% of our total revenues in any year.

Our Services

Our service offerings are separated into two segments: application services and marketing services.

Application Services Offerings

Our application services offerings, encompassed in the Active Technology Suite, help our customers reduce administration and marketing costs and improve operating efficiency. We market our services under three distinct brands: active.com for individual sports, RecWare Safari for park and recreation departments, and eteamz for team sports.

The Active Technology Suite.    Our suite of application services provides organizers the ability to comprehensively manage their events and activities from pre-registration to post-event data usage over our online and offline automated systems. Examples of our functionality include:

Registration

•	Event and Activity Registration: Enables participants to review the details of and register for events and activities, and purchase merchandise over the Internet. It is also used by events and park and recreation department employees to input walk-up registrations.

•	Facility Reservation: Enables participants to reserve and pay for facilities during time periods defined by the organizer. For example, participants can reserve tennis courts for one hour, picnic grounds for a day, or classrooms for a morning.

•	Membership and Recreation Pass Management: Enables organizers to sell or issue membership directly online. For example, individuals can use our services to register online for golf, pool or tennis membership, and organizers can process resident and non-resident membership cards.

•	Fundraising: Enables participants to use the Internet for fundraising, including the ability to send e-mail invitations to visit donation websites.

•	Day Camp Registration: Enables participants to register for specific classes and pay registration fees for a multi-week day camp or clinic online. For example, a participant can register for two weeks at a camp and then sign up for swimming instruction.

•	Touch Screen Point of Sale: Provides a touch screen user interface alternative to our web browser or client server interfaces.

Administration and Data Management

•	Financial Reporting: Provides formatted reports on all revenues generated by the event or activity and integrates with the organizer’s accounting software system.

•	Participant Management: Enables organizers to input walk-up or mailed registrations directly into our hosted application service, and modify data associated with their event and activity such as assigning bib numbers, publishing results and issuing refunds.

•	Roster Management: Enables league administrators to place participants on teams and communicate rosters to coaches over the Internet.

•	Tournament Builder: Develops tournament brackets and posts results on the Internet for viewing by participants.

•	League Scheduling: Automates league and referee scheduling.

•	League Chartering and Roster Submission: Enables league administrators to submit team rosters and league charter applications directly to their national organizations over the Internet.

Website Management and Communication

•	Website Management: Provides custom design, maintenance and hosting of the event, park and recreation department, and league websites.

•	Website Self-Publishing Tools: Enables our event, park and recreation department, and league customers to build and manage their own websites and become part of our eteamz.com web-portal.

•	MessageCast: Automates one-to-many communication by fax, phone or e-mail from event and activity organizers to their participants.

•	E-mail Communication Tools: Enables event and activity organizers to easily organize and segment their participant database to send e-mail.

•	Central Marketing: Enables event and activity organizers to download formatted information into third party publishing software for use in the development and printing of catalogs and other marketing materials.

•	Organization Online Network: Provides a customized network of websites for national or regional organizations such as the Little League Network and the NFL Youth Football Network.

Marketing Services

Our marketing services group provides our customers with promotional marketing services that target active lifestyle consumers. We sell our marketing services under the Active Marketing Group brand. We specialize in integrated programs that include online and field marketing services. Examples include:

•	Online Marketing: We sell online advertising on our websites. We create custom online advertising, including online banners and buttons, and targeted e-mail newsletter promotions designed to reach active lifestyle consumers.

•	Market Research: We conduct product and market research for our customers, including online surveys, field research and focus group recruiting.

•	Event and Activity Sponsorships: We work with consumer brand companies to create custom opportunities to promote their products through sponsorships of events or activities. We seek to enable consumer brand companies to reach their desired target demographic and help create or strengthen their desired brand image.

•	Sample Placement: We coordinate and implement targeted product sampling initiatives for consumer brand companies wishing to reach active lifestyle consumers. Our product sampling initiatives are designed to reach active lifestyle consumers at the most opportune times, such as providing fluid replenishment drinks on-course at a marathon.

•	Event Production and Promotion: We create customized events and activities such as soccer clinics, coaching programs and skills tests to introduce our customers’ products to active lifestyle consumers.

•	Peer-to-Peer Marketing: We have enlisted over 1,000 locally recognized amateur athletes to catalyze word-of-mouth marketing at specific events and activities. Our sponsored athlete representatives promote our customers’ products to their fellow participants.

•	Activation: We provide our customers who seek to leverage their traditional mass market advertising campaigns with specific initiatives to reach active lifestyle consumers.

Customers

Our customer base is separated into two segments: application services and marketing services.

Application Services Customers

We have contracts with over 7,000 events, 600 park and recreation departments and 2,500 leagues and camps. The table below highlights in alphabetical order those customers who contributed the greatest amount of revenue in 2003 by customer segment.

EVENTS	PARKS	LEAGUES
Accenture Chicago Triathlon, IL	Austin, TX Parks and Recreation	Hillsborough Little League
Albertson’s Bay to Breakers, San Francisco, CA	Chesapeake, VA Parks and Recreation	Pennsbury Regional Basketball League
Army Ten Miler, Washington, DC	Clark County Parks and Recreation	Tassajara Little League
Arizona Rock ‘n’ Roll Marathon, AZ	College Station, TX Parks and Recreation	Western Hills Baseball
Baltimore Running Festival, MD	Fontana, CA Parks and Recreation	Wm. S. Hart Baseball & Softball
Bike New York, NY	Henrico County, VA Parks and Recreation	Yorkville Sports Softball
Cincinnati Flying Pig Marathon, OH	Honolulu, HI Parks and Recreation
City of Los Angeles Triathlon, CA	Howard County, MD Parks and Recreation	CAMPS
Cooper River Bridge Run, CS	Maui County Dept. of Parks and Recreation	Duke Soccer Overnight Camps, Durham, NC
Dallas White Rock Marathon, TX	Oakland, CA Parks and Recreation	Manning Passing Academy, New Orleans, LA
Harris Direct Seattle Marathon, WA	Orange County, FL Parks and Recreation	Outdoor Adventure Camps, Gresham, OR
Ironman World Championship, Kona, HI	San Diego County, Parks and Recreation	Stanford Soccer Academy, CA
Seattle to Portland Bicycle Classic, WA	Vancouver, BC Parks and Recreation	USD Boys Basketball Camp, CA
St. George Marathon, UT	Washington, DC Parks and Recreation	Virginia Soccer Camp of Champions for Boys, VA
Twin Cities Marathon, MN	Winston Salem, NC Parks and Recreation	Vlade Divac Basketball Camp, Sacramento, CA

No single application services customer accounted for more than 10% of our total revenues in any year.

Marketing Services Customers

Our marketing services group has worked with over 80 consumer brand companies to develop and deliver numerous online and field marketing programs. Our customers include some of the leading consumer brand companies. In 2003, the marketing services customers that generated the largest amount of revenue for us were Unilever, Schering-Plough, Con Agra, Timex, and the U.S. Army. In 2002 and 2003, we had different customers who each accounted for more than 10% of our marketing services revenues.

Sales and Marketing

Our application services sales and marketing efforts are focused on direct contact with event organizers, park and recreation department administrators, and league administrators. To reach these organizers and administrators, we employ a staff of direct sales representatives that is primarily comprised of telephone sales representatives. Our marketing efforts directed at larger events and activities may involve in-person meetings and presentations.

Our marketing services group is primarily comprised of sales and business development representatives who initiate contact with consumer brand companies primarily by the telephone. After this initial contact, our sales efforts directed at larger consumer brand companies may involve in-person meetings and presentations.

Customer Support

Our customer support group handles both event and activity organizers and participants’ inquiries, such as questions relating to registration or entry confirmation. Additionally, our customer support staff trains our customers on effective methods for increasing online registration.

Technology and Operations

We have built a scalable technology platform to support our application services business model. The software and hardware we use supports numerous forms of data management and transactions as well as content management for our websites and the websites we host for customers.

Access to our application services is provided through the Internet using standard web browsers as well as XML based Internet services for data integration. The access layer is secured with PIX firewalls and SSL technology, providing our customers and their participants with appropriate levels of data security.

Our web servers are hosted at a third party communications data center and are monitored both within and outside of the hosting environment. A Cisco VPN encrypts data between our La Jolla offices and our data center. It is maintained to provide integration with our custom sales tools, customer support team, accounting department and all other communications between our two main facilities.

Transaction Processing

We offer transaction processing capabilities that enable participants to register for events and activities, buy memberships, purchase goods and services, and make donations. Credit card transactions are processed with automatic failover through redundant paths, including redundant T1 lines to separate payment processors. In addition, an Internet gateway is available as an alternate backup mechanism to maintain transaction processing capabilities. We also retain the capability to batch transactions for future processing in the event of backup failure. We believe these layers of redundancy offer high levels of reliability for large scale online registration. We can process all major credit cards, and we accept multiple currencies.

Secure Transaction Environment

Our transaction processing network resides on its own network behind redundant dedicated firewalls. It has been configured to disallow all traffic except for approved transaction processing. All traffic in and out of the network is encrypted using SSL with SSL certificates from Verisign. The credit card payment information is never stored on a durable medium in an unencrypted form. The encryption keys are never stored on a durable storage medium on our transaction servers. When a transaction server is started, it must be primed with the encryption key, which is stored securely and only accessible to approved staff. Transactions are processed through a leased-line directly to our third party payment processing facility.

Competition

Our competition is separated into two segments: application services and marketing services.

The market for our application services and marketing services targeted at the participatory sports and activities industry is fragmented, competitive and rapidly evolving. As a result, we expect to encounter new and evolving competition as this market becomes aware of the advantages of online application services and marketing services. In addition, there are limited barriers to entry for new competitors to enter these markets.

For our application services, we face competition from many sources, including:

•	Traditional processing methods, to which administrators and organizers of participatory sports and activities are accustom, such as paper-based registration submitted by mail or on a walk-in basis;

•	Custom-developed solutions for online processing and other solutions created by an event or activity’s technical staff or outside custom service providers;

•	Companies that offer generalized functional software designed to address the needs of businesses across a variety of industries, such as content or contact management software programs, e-commerce solutions enterprise resource planning software, and other products having separate software modules, which compete with our application services offering;

•	Companies specialized in other vertical markets that enter our market and offer services similar to ours; and

•	Companies that offer integrated software solutions designed to address the needs of participatory sports and activities.

Larger, better capitalized companies with greater operational, strategic, financial, personnel and other resources than we have may enter our market and attempt to compete with us. In addition, it may be difficult to displace a competitor once they have established a relationship with an event or activity. Competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. For example, companies that currently are not our significant competitors could acquire one or more of the various companies in our fragmented industry and, over a short period of time, become a significant competitor in the markets we service. If any of these competitors were to aggressively price their competing services in our market, we may be required to reduce our prices, which could adversely affect our operating results and financial condition.

We believe that the principal competitive factors in our market include service features, integration, reliability, security, price, ease of installation and use, and software maintenance and upgrades. We believe that we compare favorably with respect to many of these factors.

For our marketing services business, we face competition from traditional advertising agencies, promotional marketing companies, sports marketing companies, media companies, internal promotions and sports marketing departments, and other providers of online advertising services. Many of our competitors in the marketing services business are larger and better capitalized than us and have existing relationships with our target customers that may preclude us from doing business with our target customers. In light of the intense competition for the sale of online advertisements and the need to maintain competitive pricing, we may be required to reduce our prices, which could adversely affect our operating results and financial condition.

We believe that the principal competitive factors in our market for our online and field marketing services include access to consumers, relationships with key organizers within the participatory sports and activities industry, previous experience, creativity of program development and price. We believe that we compete effectively with respect to these factors.

Intellectual Property and Proprietary Rights

Our trademarks and domain names relating to our brands, copyrighted material we develop, trade secrets and other proprietary and intellectual property rights are important to our business. With respect to our application services, the trademarks that are most important are the active.com, eteamz and RecWare Safari trademarks. With respect to our marketing services, the most important trademark is Active Marketing Group. These trademarks are important to our business because they perpetuate a high level of customer identification and represent what we believe to be a high standard of service associated with us in the industry. We seek to protect our common-law trademarks through federal registration, but these actions may be inadequate. In order to protect various types of our intellectual property, we currently have five patent applications filed with the United States Patent and Trademark Office. Where consultants develop copyrighted content for us, our general policy is to use written agreements prior to content creation to obtain ownership of that content. In addition, we principally rely upon trademark, copyright and contract law to protect our proprietary rights. We generally enter into confidentiality agreements, work-made-for-hire and proprietary rights contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information.

Government Regulation

Regulation of Internet Commerce

We are subject to the same federal, state and local laws as other companies conducting business on the Internet, including consumer protection laws and regulations prohibiting unfair and deceptive trade practices. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today, there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the CAN-SPAM Act, are only beginning to be interpreted by the courts, and therefore their applicability and reach are uncertain. Similarly, pending state legislation could hinder our ability to acquire customer information such as California’s SB 1633 that prohibits acquisition of identifying information about a minor without the parent’s consent. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business, operating results and financial condition.

Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes, which could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

In addition, because our website is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. We are qualified to do business only in California at present. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business. In an effort to establish the terms by which we provide our services, we do have “terms of service” for our various websites and “end user agreements” between ourselves and our customers.

Privacy Regulations

We may be subject to the privacy provisions of the Gramm-Leach-Bliley Act and related regulations. In addition, legislation at the state and federal levels may also restrict further our information gathering and disclosure practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to our customers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our privacy policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. The Federal Trade Commission and state agencies have investigated various companies regarding their use of personal information. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our services. In addition, if we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts of monetary and human resources to defend against these accusations. We also may be required to make changes to our present and planned products or services. We have established privacy policies in place, which are intended to be compliant with all applicable laws and regulations.

The Child Online Privacy Protection Act, or COPPA, was enacted in October 1998. COPPA imposes civil and criminal penalties on persons collecting personal information from children under the age of 13. We collect and disclose personal information from such minors, but utilize systems and techniques that are intended to be compliant with the requirements of COPPA. The manner in which COPPA may be interpreted and enforced, however, cannot be fully determined, and future legislation similar to COPPA or any action against us for allegedly violating COPPA could subject us to potential liability and remedial actions, which in turn could materially harm our business. In addition, there are pending “COPPA-like” state laws, such as California’s SB 1633 that prohibits acquisition of identifying information about a minor without the parent’s consent.

Online Payment Services

The laws relating to the liability of providers of online payment services is currently unsettled. It may ultimately be determined that the transaction processing component of our services is subject to various governmental regulations. The provisions of these laws and related regulations are complicated. Although we have outsourced the processing of our online payments to a third party, who we believe complies with all applicable laws and regulations, we do not have extensive experience with these laws and related regulations. Even technical violations of these laws can result in penalties that are assessed for each non-compliant transaction. Given the high volumes of transactions we process, if we were found to be subject to and in violation of any of these laws or regulations, we would likely have to change our business practices and our business would be adversely affected. In addition, we are aware that governmental agencies have investigated the provision of online payment services and could require changes in the way this business is conducted. Any new laws and regulations could impose significant costs on us and make it more difficult for our customers and events and activities participants to utilize online registrations.

Employees

As of March 31, 2004, we had 119 full-time employees. None of our employees is represented by collective bargaining agreements.

Facilities

Our principal executive offices are located at 1020 Prospect Street, Suite 250, La Jolla, California. This leased facility is approximately 11,000 square feet and currently houses the majority of our business activities. The lease for our La Jolla facilities expires on July 31, 2005. We also lease office space in Sacramento, California. The lease for our Sacramento facility expires on August 30, 2004 and automatically renews for one year periods on each anniversary date unless a six month advance notice is given. Our main web-hosting facility is located in Burbank, California. We believe that our facilities are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations or the operations of our acquired businesses. As of the date of this prospectus, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and key employees as of March 31, 2004.

Name	Age	Position(s)
David Alberga	41	Chief Executive Officer and Director
Matthew Landa	39	President
John Creelman	47	Chief Financial Officer
Jon Belmonte	36	Chief Operating Officer
James Woodman, IV	44	Senior Vice President, Business Development and Director
Duane Harlan	48	President, RecWare Division
Kourosh Vossoughi	36	General Counsel, Vice President Corporate Development and Secretary
John Sanders	57	Vice President, Technology
Thomas Clancy	46	Director
Stephen Green	53	Director
Elliot Katzman	47	Director
John Pleasants	38	Director

David Alberga has been a Director and our Chief Executive Officer since December 1999. From December 1999 to February 2002, Mr. Alberga also served as our President. From January 1996 to November 1999, Mr. Alberga served in various positions at TicketMaster Online-CitySearch, a portal and transaction company. Mr. Alberga initially served as General Manager of established markets for CitySearch City Guides and was promoted to Executive Vice President and subsequently to Chief Operating Officer of the company’s City Guides business. Mr. Alberga has also held positions with Linear Technology, an analog semiconductor manufacturer, The Boston Consulting Group and Procter & Gamble. Mr. Alberga holds an M.B.A. and an M.A. from Stanford University, and a B.S. from the United States Military Academy at West Point.

Matthew Landa has been our President since February 2002. From March 2000 to February 2002, Mr. Landa was our Chief Commerce Officer. From June 1999 to March 2000, Mr. Landa was President of ACT Manufacturing, a Nasdaq listed company, providing value-added electronics manufacturing services for original equipment manufacturers in the networking and telecommunications, computer, industrial and medical equipment markets. Mr. Landa resigned from his position as President of ACT Manufacturing in March 2000. In December 2001, ACT Manufacturing filed for bankruptcy. From 1995 to June 1999, Mr. Landa was the President and Chief Executive Officer of CMC Industries, a provider of electronics manufacturing services. ACT Manufacturing acquired CMC Industries in 1999. Mr. Landa holds an M.B.A. from Stanford University and a B.A. from Dartmouth College.

John Creelman has been our Chief Financial Officer since March 2004. From September 2003 to March 2004, Mr. Creelman served as an independent consultant to a variety of technology companies. From August 2001 to September 2003, Mr. Creelman was the Chief Financial Officer of VSK Photonics, an optical networking company. From March 1998 to March 2001, Mr. Creelman served as Chief Financial Officer of Copper Mountain Networks, a manufacturer of DSL equipment. Mr. Creelman has also held positions with ESI Software, Inc., a provider of Internet authoring software and services, Western Digital Corporation, a manufacturer of hard disk drives, and MTI Technology Corporation, a manufacturer of high-end storage systems. Mr. Creelman holds an M.B.A. and a B.A. from the University of California at Irvine.

Jon Belmonte has been our Chief Operating Officer since April 2000. From April 1999 until we acquired LeagueLink in April 2000, Mr. Belmonte was a co-founder and Vice President of Strategy and Business Development of LeagueLink. Prior to LeagueLink, Mr. Belmonte worked as a Strategy Consultant for Boston

Consulting Group. Mr. Belmonte holds an M.B.A. from the Kellogg School of Management, Northwestern University and a B.S.E. from the Wharton School, University of Pennsylvania.

James Woodman, IV has been a Director and our Senior Vice President of Business Development since January 2000. From July 1998 until we merged with ActiveUSA in December 1999, Mr. Woodman was the founder and Chief Executive Officer of ActiveUSA. Previously, Mr. Woodman founded Florida Sports Magazine and directed participation triathlons. Mr. Woodman holds a B.A. from the University of Arizona.

Duane Harlan has been the President of our RecWare division since November 2000. From 1991 until we acquired Sierra Digital in November 2000, Mr. Harlan founded and served as Chief Executive Officer of Sierra Digital. Mr. Harlan holds a B.A. from California State University, Sacramento.

Kourosh Vossoughi has been our General Counsel and Vice President of Corporate Development since March 2000 and our Secretary since May 2001. From March 1998 to March 2000 Mr. Vossoughi was an Associate at Brobeck, Phleger and Harrison. Prior to that, Mr. Vossoughi was an Associate at Luce, Forward, Hamilton & Scripps. Mr. Vossoughi holds a J.D. from the University of San Diego School of Law and a B.A. from the University of California, Berkeley.

John Sanders has served as our Vice President of Technology since January 2001. From October 1999 until we acquired eteamz.com in December 2000, Mr. Sanders served as Chief Technology Officer of eteamz.com. From October 1997 to September 1999, Mr. Sanders was employed as a technology consultant to a variety of businesses. Previously, Mr. Sanders served as Senior Vice President-MIS for Spelling Entertainment Group, an entertainment firm, Senior Vice President-MIS for MGM/UA Communications, an entertainment firm, and as a Senior Manager in the consulting practice of Arthur Andersen & Co. He holds an M.B.A. from the Anderson School, University of California, Los Angeles and a B.A. from the University of California, Los Angeles.

Thomas Clancy has been a Director since November 2002. Mr. Clancy has been a Managing Director at Enterprise Partners Venture Capital since October 1999. Previously, Mr. Clancy was a Partner at Technical Resource Connection, now Perot Systems, a provider of information technology services, and at Expersoft, a developer of portfolio management software applications where he served as the Chief Executive Officer. Mr. Clancy serves on the board of a number of private companies. Mr. Clancy holds a B.S. from Rensselaer Polytechnic Institute.

Stephen Green has been a Director since November 2001. Mr. Green has been a General Partner at Canaan Partners since November 1991. Mr. Green serves as a Director of Dean Foods Company and holds a B.A. from Amherst College.

Elliot Katzman has been a Director since November 2001. Mr. Katzman has been a General Partner at Kodiak Ventures since May 2002. From March 1999 until we acquired myteam.com in November 2001, Mr. Katzman was the founder and served as Chief Executive Officer of myteam.com. Previously, Mr. Katzman held key executive management roles in several technology start-ups, including SolidWorks, Atria Software and Epoch Systems. Mr. Katzman serves on the board of a number of private companies and holds a B.S. and B.A. from Salem State College.

John Pleasants has been a Director since February 2002. Mr. Pleasants has been President and Chief Executive Officer of TicketMaster, a wholly owned subsidiary of InterActiveCorp, a diversified media and transaction company since June 2003. From December 2002 to June 2003, Mr. Pleasants served as President of USA Interactive’s newly formed Information & Services group. From December 2001 to December 2002, Mr. Pleasants served as the Chief Executive Officer of TicketMaster, a leading transaction company. From January 2000 to December 2001, Mr. Pleasants served as Chief Executive Officer of TicketMaster Online-CitySearch, a web-portal and transaction company. From 1996 until January 2000, Mr. Pleasants held various positions with TicketMaster Online-CitySearch. Mr. Pleasants holds an M.B.A. from Harvard University and a B.A. from Yale University.

Board Composition

Effective upon the completion of this offering, our Board of Directors will be authorized to have six members. There are no family relationships among any of our directors and executive officers.

We will divide our Board of Directors into three classes, as follows:

•	Class I, which will consist of Tom Clancy and Stephen Green, and whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, which will consist of Elliot Katzman and James Woodman, IV, and whose term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, which will consist of David Alberga and John Pleasants, and whose term will expire at the annual meeting of stockholders to be held in 2007.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee.    Our audit committee oversees our corporate accounting and financial reporting process. The audit committee consists of Tom Clancy, Stephen Green and Elliot Katzman, each of whom is independent under applicable SEC rules and has been determined by our Board of Directors to be independent under the applicable Nasdaq rules. Our Board of Directors has determined that Mr. Green and Mr. Katzman qualify as audit committee financial experts under applicable SEC rules. The responsibilities of this committee include, among other things:

•	Engaging our independent auditors to perform audit services and any permissible non-audit services;

•	Monitoring the objectivity and independence of our independent auditors on our engagement team as required by law;

•	Reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	Reviewing significant issues with our independent auditors and management that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our internal controls;

•	Establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls, accounting or auditing matters;

•	Establishing procedures for the confidential, anonymous submissions by employees regarding accounting, internal controls or accounting matters; and

•	Reviewing and, if appropriate, approving proposed related party transactions.

Both our independent auditors and management periodically meet privately with our audit committee.

Compensation Committee.    Our compensation committee consists of Tom Clancy, Stephen Green and Elliot Katzman, each of whom has been determined by our Board of Directors to be independent under applicable Nasdaq rules. The responsibilities of this committee include, among other things:

•	Determining the compensation and other terms of employment of our executive officers, including our Chief Executive Officer, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	Recommending to our Board of Directors the type and amount of compensation to be paid or awarded to board members;

•	Evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	Administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

•	Establishing policies with respect to equity compensation arrangements; and

•	Reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Elliot Katzman and John Pleasants, each of whom has been determined by our Board of Directors to be independent under applicable Nasdaq rules. The responsibilities of this committee include, among other things:

•	Developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

•	Evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	Interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	Evaluating stockholder nominations of candidates for election to our board;

•	Developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•	Considering questions of possible conflicts of interest of directors as such questions arise; and

•	Recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or Board of Directors or any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Director Compensation

Directors are reimbursed for reasonable out-of-pocket expenses in connection with attending meetings of our Board of Directors and committees of our Board of Directors.

Effective upon completion of this offering, we will compensate directors who serve on our audit committee with $1,000 per each meeting attended. In addition, upon the effectiveness of this offering, we will grant each member of our audit committee an option to purchase 157,500 shares of our common stock with an exercise price equal to the initial public offering price. These shares will vest over a four year period.

All of our directors are eligible to participate in our 2004 Equity Incentive Plan, and following the completion of this offering, our employee directors will be eligible to participate in our 2004 Employee Stock Purchase Plan. For a more detailed description of these plans, see Employee Benefit Plans.

Executive Compensation

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities during the year ended December 31, 2003, by our Chief Executive Officer and our four other most highly compensated executive officers. We refer to these executives as our named executive officers elsewhere in this prospectus. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	2003 Annual Compensation		Long Term Compensation
Name and Principal Position	Salary	Bonus(1)	Securities Underlying 2003 Option Awards (#)(2)	All Other Compensation(3)
Current executive officers:
David Alberga Chief Executive Officer	$180,000	$98,039	1,200,000	$26,235
Matthew Landa President	170,000	77,459	700,000	24,778
John Creelman(4) Chief Financial Officer	–	–	–	–
Jon Belmonte Chief Operating Officer	150,000	81,699	500,000	22,084
James Woodman, IV Senior Vice President, Business Development	150,000	62,092	210,316	–
Former executive officer:
Natalya Smith(5) Former Chief Financial Officer	150,000	17,472	–	9,583

(1)	These cash amounts represent a special year-end performance-based bonus for our revenue growth achievements in 2003. The bonuses were earned and awarded in 2003 and paid in 2004. Management elected to apply the entire amount toward the exercise of stock options and payment of related taxes.

(2)	These options were awarded for our revenue growth achievements in 2003.
(3)	These amounts represent deferred salary earned in 2001 and 2002 and paid in 2003.
(4)	Mr. Creelman joined us in March 2004. His annual salary is $160,000. Upon commencement of his employment, Mr. Creelman was granted an option to purchase 2,734,470 shares of common stock. See Employment Contracts and Change-in-Control Arrangements for a description of his employment arrangements.
(5)	Ms. Smith was our Chief Financial Officer until March 2004. See Related Party Transactions for a description of our severance payment obligations to Ms. Smith.

Stock Option Grants in Last Fiscal Year

The following table sets forth information regarding grants of stock options to each of the named executive officers during 2003. No stock appreciation rights were granted to the named executive officers during 2003. These options are immediately exercisable and vest in equal monthly installments over 4 years.

During the year ended December 31, 2003, we granted stock options to purchase 7,242,938 shares of our common stock under our 2002 Stock Option/Stock Issuance Plan, including grants to executive officers. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. Options granted one year from the date of hire start vesting immediately in equal monthly installments over 48 months. Options expire ten years from the date of grant.

Potential realizable value is based upon the assumed initial public offering price of our common stock of $        , which is the midpoint of the range listed on the cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts per share representing hypothetical gains are those amounts that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC based on the assumed initial public offering price of $ per share and do not represent our estimate or projection of the future stock price.

Option Grants in Last Year

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Terms
					5%	10%
Current executive officers:
David Alberga	1,200,000	16.6%	$0.01	12/31/2013
Matthew Landa	700,000	9.7%	$0.01	12/31/2013
John Creelman	–	–	–	–
Jon Belmonte	500,000	6.9%	$0.01	12/31/2013
James Woodman, IV	210,316	2.9%	$0.01	12/31/2013
Former executive officer:
Natalya Smith	–	–	–	–

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table sets forth certain information regarding exercised stock options during the year ended December 31, 2003 and unexercised options held as of December 31, 2003, by each of the named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated on the basis of the mid-point of the estimated price range set forth on the cover of this prospectus, which is $         , less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. This mid-point does not necessarily represent the actual value of our common stock at December 31, 2003. These options are immediately exercisable and, when and if exercised, will be subject to a repurchase right held by us, which right lapses in accordance with the respective vesting schedules for the option grants.

	Number of Shares Acquired on Exercise		Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name	Exercised	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Current executive officers:
David Alberga	–	–	7,249,253	–
Matthew Landa	–	–	5,741,044	–
John Creelman	–	–	–	–
Jon Belmonte	–	–	5,541,044	–
James Woodman, IV	–	–	4,041,509	–
Former executive officer:
Natalya Smith	–	–	2,099,400	–

Employment Contracts and Change-in-Control Arrangements

We have entered into employment agreements with Messrs. Alberga, Landa, Creelman, Belmonte and Woodman setting forth their base salaries, bonus eligibility and other employment benefits. Each named executive officer’s employment is on an “at-will” basis and can be terminated by us or the officer at any time, for any reason, or for no reason, and with or without notice, subject, where applicable, to the stock restriction agreements and severance arrangements described below.

We have entered into an employment agreement with a severance arrangement with Mr. Alberga. This agreement provides that he will receive severance payments equal to twelve months of his then current base salary, paid ratably over a twelve month period, one year acceleration of the vesting of his unvested option shares and twelve months of continued health coverage in the event his employment is constructively terminated or terminated other than for cause. Six months after a change of control, if Mr. Alberga’s employment is not terminated for cause, all of his then unvested options shall immediately vest. If within six months after a change of control, Mr. Alberga’s employment is terminated other than for cause, all of his then unvested option shares shall immediately vest.

We have entered into an employment agreement with a severance arrangement with Mr. Landa. This agreement provides that, in the event his employment is terminated other than for cause, he will receive severance payments equal to six months of his then current base salary, paid ratably over a six month period. If within six months after a change of control, Mr. Landa’s employment is terminated other than for cause, he will receive severance payments equal to six months of his then current base salary, paid ratably over a six month period, and 63% of his yet unvested shares will immediately vest. Six months after a change of control, if Mr. Landa’s employment is not terminated for cause, 50% of his then unvested options shall immediately vest.

We have entered into an employment agreement with a severance arrangement with Mr. Creelman. This agreement provides that in the event his employment is constructively terminated or terminated other than for cause, he will receive severance payments equal to six months of his then current base salary, paid ratably over a six month period and six months of continued healthcare coverage. In addition, his unvested options will accelerate by twelve months. In the event of a change of control, 50% of Mr. Creelman’s then outstanding options will accelerate and vest on the date six months after the date of the change of control, provided that he continues to be employed by us. In the event his employment is terminated other than for cause or he resigns for good reason within six months following a change of control, 50% of his then outstanding unvested options will accelerate and vest and he will be entitled to receive his base pay, paid as though he was still employed by us, for a period of six months following the date of such termination in installments in accordance with normal payroll practices.

We have entered into an employment agreement with a severance arrangement with Mr. Belmonte. This agreement provides that he will receive severance payments equal to six months of his then current base salary, paid ratably over a six month period, in the event his employment is terminated other than for cause.

We have entered into an employment agreement with a severance arrangement with Mr. Woodman. This agreement provides that in the event his employment is constructively terminated or terminated other than for cause, he will receive severance payments equal to three months of his then current base salary, paid ratably over a three month period, and 50% of his then unvested options will accelerate. Six months after a change of control, if Mr. Woodman’s employment is not terminated for cause, 50% of his then unvested options shall immediately vest. If at any time after a change of control, Mr. Woodman’s employment is terminated other than for cause, he will receive severance payments equal to three months of his then current base salary, paid ratably over a three month period, and 50% of his then unvested options will accelerate.

Each named executive officer has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates the officer to refrain from disclosing any of our confidential information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit Plans

2004 Equity Incentive Plan

In March 2004, we adopted the 2004 Equity Incentive Plan, or the 2004 Plan, to become effective upon the effective date of this offering. The 2004 Plan will terminate in March 2014 unless our Board of Directors terminates it earlier. The 2004 Plan provides for the grant of the following:

•	Incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers; and

•	Non-statutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards, which may be granted to our directors, consultants and employees, including officers.

Share Reserve.    An aggregate of 13,671,000 shares of our common stock are reserved for issuance under the 2004 Plan. This amount will be increased annually on the first date of our fiscal year, from 2005 through 2013, by the least of (i) 4% of the total number of shares of common stock outstanding on the day preceding the first day of such fiscal year, (ii) 11,025,000 shares of common stock, or (iii) such number of shares as determined by our Board of Directors. In addition, the share reserve under the 2004 Plan will be increased from time to time by any shares of common stock that, but for the termination of the 2002 Plan as of the effective date of this offering, would have reverted to the share reserve under the 2002 Plan pursuant to the terms thereof.

Shares subject to options and stock awards that expire, terminate, are repurchased, or are forfeited under the 2004 Plan will again become available for the grant of awards under the 2004 Plan. Shares issued under the 2004 Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a “net exercise”, the number of shares that are not delivered to the participant shall remain available for the grant of awards under the 2004 Plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, the number of shares tendered shall again become available for the grant of awards under the 2004 Plan. The maximum number of shares that may be issued under the 2004 Plan subject to incentive stock options is 31,500,000.

Administration.    The 2004 Plan will be administered by our Board of Directors, who may in turn delegate authority to administer the 2004 Plan to a committee. Subject to the terms of the 2004 Plan, our Board of Directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our Board of Directors or its authorized committee will also determine the exercise price of options granted under the 2004 Plan and, with the consent of any adversely affected option holder, may reprice such options, which includes reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award, or any other action that is treated as a repricing under generally accepted accounting principals. Subject to the terms of the 2004 Plan, our Board of Directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the number of stock awards specified by our Board of Directors, and such officer would not be allowed to grant a stock award to him or herself.

Stock Options.    Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option shall be determined by our Board of Directors or its authorized committee. Options granted under the 2004 Plan vest at the rate specified in the option agreement.

In general, the term of stock options granted under the 2004 Plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier or later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionee’s relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee’s relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable consideration for the purchase of common stock issued under the 2004 Plan will be determined by our Board of Directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, the net exercise of the option, consideration received in a “cashless” broker-assisted sale and other legal consideration approved by our Board of Directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Limitations.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any parent or subsidiary of ours unless the following conditions are satisfied:

•	The option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	The term of any incentive stock option award must not exceed five years from the date of grant.

In addition, when we become subject to the requirements of Section 162(m) of the Internal Revenue Code, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, no person may be granted options or stock appreciation rights under the 2004 Plan covering more than 15,750,000 shares of common stock in any calendar year.

Stock Purchase or Bonus Awards.    Stock purchase or bonus awards are granted through a purchase or bonus award agreement. Stock bonus awards may be granted in consideration for the recipient’s past services for us. Subject to certain limitations, the purchase price for stock purchase or bonus awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash, or any other form of legal consideration approved by our Board of Directors. Common stock under a stock purchase or bonus award agreement may be subject to a share repurchase option or forfeiture right in our favor, each in accordance with a vesting schedule. If a recipient’s service relationship with us terminates, we may reacquire (at a purchase price equal to the lesser of the then fair market value or the recipient’s original purchase price) or receive via forfeiture all of the shares of our common stock issued to the recipient pursuant to a stock purchase or bonus award which have not vested as of the date of termination. Rights to acquire shares under a stock purchase or bonus award may be transferred to the extent provided in the award agreement so long as the common stock awarded pursuant to the grant remains subject to the terms of the original award agreement.

Stock Appreciation Rights.    Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our Board of Directors or its authorized committee at the time of grant of the stock appreciation right. Our Board of Directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock, in cash, in any combination of the two or in any other form of legal consideration approved by our Board of Directors. If a stock appreciation right recipient’s relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to 3 months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.

Stock Unit Awards.    Stock unit awards are purchased through a stock unit award agreement. Subject to certain limitations, the consideration, if any, for stock unit awards must be at least the par value of our common stock. The consideration for a stock unit award may be payable in any form acceptable to our Board of Directors and permitted under applicable law. Our Board of Directors may impose any restrictions or conditions upon the vesting of stock unit awards, or that delay the delivery of the consideration after the vesting of stock unit awards, that it deems appropriate. Stock unit awards may be settled in our common stock, in cash, in any combination of the two or in any other form of legal consideration approved by our Board of Directors. Dividend equivalents may be credited in respect of shares covered by a stock unit award, as determined by our Board of Directors. At the discretion of our Board of Directors, such dividend equivalents may be converted into additional shares covered by the stock unit award. If a stock unit award recipient’s service relationship with us terminates, any unvested portion of the stock unit award is forfeited upon the recipient’s termination of service.

Other Stock Awards.    Other forms of stock awards based on our common stock may be granted either alone or in addition to other stock awards under the 2004 Plan. Our Board of Directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

Corporate Transactions.    In the event of certain corporate transactions, all outstanding stock awards under the 2004 Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock award agreement or other written agreement between the award recipient and us. Our standard forms of option agreement provide that if upon specified change in control transactions an optionee’s continuous service has not yet terminated, the shares of common stock subject to such option will become accelerated to the lesser of 25% of the shares subject to the option or all of the remaining unvested shares subject to the option.

Plan Amendments.    Our Board of Directors will have authority to amend or terminate the 2004 Plan. No amendment or termination of the 2004 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 Plan in such a manner and to such a degree as may be required.

2002 Stock Option/Stock Issuance Plan

Our Board of Directors initially adopted, and our stockholders approved, our 2002 Stock Option/Stock Issuance Plan, or 2002 Plan, in January 2002. The 2002 Plan was amended once in February 2003.

The 2002 Plan will terminate by its terms in January 2012 unless our Board of Directors terminates it earlier. The 2002 Plan provides for the grant of the following:

•	Incentive stock options, as defined under the Code, which may be granted solely to our employees, including officers; and

•	Nonstatutory stock options, stock purchase awards and stock issuance awards, which may be granted to our directors, consultants and employees, including officers.

Share Reserve.    As of March 31, 2004, an aggregate of 879,103 shares of our common stock were reserved for issuance under the 2002 Plan and options to purchase an aggregate of 25,567,189 shares of our common stock (of which 2,537,900 represent shares of our common stock subject to vesting requirements pursuant to the early exercise of stock options) were outstanding under the 2002 Plan. Shares subject to awards that expire, terminate or are repurchased (at a price no greater than the original price paid for the shares) under the 2002 Plan become available again for the grant of awards under the 2002 Plan. Shares issued under the 2002 Plan may be previously unissued shares or reacquired shares bought in the market or otherwise.

Administration.    Upon completion of this offering, we intend to grant all future stock awards under our 2004 Plan and to cease granting options under our 2002 Plan. The 2002 Plan will continue to be administered by our Board of Directors or to a committee, which has been delegated authority by the Board of Directors to administer the 2002 Plan. Subject to the terms of the 2002 Plan, our Board of Directors or its authorized committee has broad authority to administer the 2002 Plan.

Stock Options.    Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option generally cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 2002 Plan vest at the rate specified in the option agreement.

In general, the term of stock options granted under the 2002 Plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for later termination, if an optionee’s service relationship with us ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options for up to twelve months after the date such service relationship ends. If we terminate an optionee for misconduct, such optionee’s stock options terminate immediately upon the termination of the optionee and may not be exercised by the optionee after such termination. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability, death or a termination for misconduct, the optionee may exercise any vested options for three months from cessation of service. In no event may an option be exercised after its expiration date.

Generally, an optionee may not transfer an incentive stock option other than by will or the laws of descent and distribution. An optionee may transfer nonstatutory stock options by will, the laws of descent and distribution, pursuant to a domestic relations order, or in limited estate planning circumstances. In addition, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Limitations.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any parent or subsidiary of ours, unless the following conditions are satisfied:

•	The option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	The term of any incentive stock option award must not exceed five years from the date of grant.

In addition, no nonstatutory stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any affiliate, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant.

Stock Issuance Awards.    A stock issuance award may be awarded in consideration for the recipient’s past services performed for us. If a stock issuance recipient’s service relationship with us terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a stock issuance award which have not vested as of the date of termination. Rights to acquire shares under a stock issuance award are generally not transferable.

Stock Purchase Awards.    Stock purchase awards are purchased through a stock purchase agreement. Subject to certain limitations, the purchase price for stock purchase awards must be at least 85% of the fair market value of the common stock on the date of grant or at the time the purchase is consummated, or 100% of the fair market value if the recipient of the stock purchase award possesses more than 10% of our total combined voting power, or any parent or subsidiary of ours. The purchase price for a stock purchase award may be payable in cash, a deferred payment arrangement, past services rendered for us or a deferred payment method.

Right of Repurchase.    We may specify in any stock award granted under the 2002 Plan that such stock award is subject to a right of repurchase on our behalf. Our right of repurchase permits us to repurchase an unvested stock award for an amount designated in the stock award agreement, which is the lower of the fair market value of the stock award at the time of repurchase or the original purchase price paid by the recipient of such stock award.

Change in Control.    In the event of certain corporate transactions, all outstanding equity awards under the 2002 Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. A stock award may provide for acceleration of vesting in the event of a change in control, or upon the optionee’s involuntary termination following a specified event, as may be provided in the applicable stock award agreement or other written agreement between the award recipient and us. Our standard forms of award agreements provide that following specified change in control transactions, the equity awards granted under the 2002 Plan will become accelerated to the lesser of (a) 25% of the shares subject to the award at the time of grant (or, if the award was replaced with a cash incentive program, 25% of the total cash payments that were placed in escrow and to be paid to the participant in connection with the change in control) or (b) all of the remaining unvested shares subject to the award (or, if the award was replaced with a cash incentive program, the participant’s cash payments that remain in escrow at the time of his or her termination).

Plan Amendments.    Our Board of Directors has authority to amend or terminate the 2002 Plan. No amendment or termination of the 2002 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2002 Plan in such a manner and to such a degree as may be required.

1999 Stock Option/Stock Issuance Plan

We terminated our 1999 Stock Option/Stock Issuance Plan in November 2001. As of December 31, 2003, options to purchase 6,860,770 shares of our common stock remained outstanding under this plan. The terms and conditions of the 1999 Stock Option/Stock Issuance Plan are substantially similar to the 2002 Plan.

2004 Employee Stock Purchase Plan

We adopted in March 2004 and our stockholders approved in March 2004 our 2004 Employee Stock Purchase Plan, the 2004 Purchase Plan, to become effective upon the closing of this offering. The 2004 Purchase Plan will terminate at the time that all of the shares of our common stock reserved for issuance under 2004 Purchase Plan have been issued, unless our Board of Directors terminates it earlier. The 2004 Purchase Plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

Share Reserve.    An aggregate of 8,190,000 shares of our common stock are reserved for issuance under the 2004 Purchase Plan. This amount will be increased annually on the first day of our fiscal year, from 2005 through 2013, by the least of (i) 1% of the fully-diluted shares of common stock outstanding on the day preceding the first day of such fiscal year, (ii) 2,756,250 shares of common stock, or (iii) such number of shares as determined by our Board of Directors.

Administration.    The 2004 Purchase Plan will be administered by our Board of Directors, who may in turn delegate authority to administer the 2004 Purchase Plan to a committee.

Offering.    The 2004 Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2004 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring every six months.

Unless otherwise determined by the Board of Directors or its authorized committee, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the date of commencement of the offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. In the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of participation in the offering, the offering period automatically restarts on the day following such purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us for more than 5 months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 20% of their earnings for the purchase of common stock under the purchase plan.

Limitations.    Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit the employee’s rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the 2004 Purchase Plan if immediately after such rights are granted, such employee owns and/or holds outstanding options to purchase stock possessing 5% or more of our outstanding capital stock.

Corporate Transactions.    In the event of certain corporate transactions, all outstanding purchase rights under the 2004 Purchase Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such purchase rights, the purchase rights will be exercised prior to the corporate transaction and the purchase rights will terminate immediately following such exercise.

Plan Amendments.    Our Board of Directors will have authority to amend or terminate the 2004 Purchase Plan. If the board determines that the termination of an offering is in the best interests of us and our stockholders, the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress or terminate any offering and refund any money contributed back to the participants. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 Purchase Plan in such a manner and to such a degree as may be required.

401(k) Plan

Effective January 2001, we adopted our 401(k) plan for our employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. We have not to date made any matching contributions to the 401(k) plan.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	Any breach of their duty of loyalty to the corporation or its stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	Any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective prior to the completion of this offering, also provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under the Securities Act or otherwise.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Since January 2001, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements and indemnification agreements described in Management and the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Private Placement Financing

Beginning in November 2001, we issued 84,378,637 shares of Series B-6 preferred stock in a private placement transaction at a price per share of $0.1333. Each share of Series B-6 preferred stock outstanding immediately prior to the offering is convertible into one share of common stock. The following table summarizes the shares of Series B-6 preferred stock purchased by executive officers, directors and five-percent or greater stockholders and their affiliated entities.

Investors(1)	Series B-6 Preferred Stock
Canaan Equity(2)	22,500,971
ABS Ventures(3)	15,000,647
Charles River Partnership	9,375,404
North Bridge Venture Partners	9,375,404
Austin Ventures	7,500,322
TicketMaster(4)	5,625,243

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been added together for purposes of this chart. See Principal Stockholders for a chart of beneficial owners.
(2)	Stephen Green, who is a member of our Board of Directors, is a general partner of Canaan Equity, a holder of more than 5% of our common stock.
(3)	Bruns Grayson, a holder of more than 5% of our common stock, is the managing member of ABS Investors L.L.C. and the managing member of Calvert Capital IV, which is the general partner of ABS Ventures VI, L.P.
(4)	John Pleasants, who is a member of our Board of Directors, is the President and Chief Executive Officer of TicketMaster.

Restructuring of Our Capital Stock

We consummated a restructuring of our capital stock which was accounted for as a redistribution among stockholders effective February 14, 2003 pursuant to which: (i) each share of Series A-1 preferred stock was exchanged for one share of Series A-1 preferred stock, (ii) each share of Series A-2 preferred stock was exchanged for one share of Series A-2 preferred stock, (iii) each share of Series A-3 preferred stock was exchanged for one share of Series A-3 preferred stock, (iv) each share of Series B preferred stock was exchanged for one share of Series B-1 preferred stock, (v) each share of Series C preferred stock was exchanged for (A) one share of Series B-2 preferred stock, plus (B) in the case of Kettle Partners, 0.9224564 share of common stock to satisfy pre-existing anti-dilution rights, including rights triggered by the Series I financing, plus (C) in the case of Austin Ventures, 0.1036756 share of common stock to satisfy pre-existing anti-dilution rights but excluding anti-dilution rights triggered by the Series I financing, which were waived by Austin Ventures, (vi) each share of Series D-1 preferred stock was exchanged for one share of Series B-3 preferred stock, (vii) each share of Series D-2 preferred stock was exchanged for one share of Series A-4 preferred stock, (viii) each share of Series E preferred stock was exchanged for one share of Series A-5 preferred stock, (ix) each share of Series F preferred stock was exchanged for one share of Series B-4 preferred stock, (x) each share of Series G preferred stock was exchanged for one share of Series B-5 preferred stock, (xi) each share of Series H preferred stock was exchanged for one share of Series A-6 preferred stock, (xii) each share of Series I preferred stock was exchanged for 0.8265357 share of Series B-6 preferred stock, (xiii) each share of Series J preferred stock was exchanged for 0.8265357 share of Series B-7 preferred stock, (xiv) each share of common stock was exchanged for 0.25 share of common stock, (xv) each warrant to purchase Series F preferred was exchanged for a warrant to purchase the same number of shares of Series B-4 preferred stock. A number of our directors hold shares of stock or are affiliated with entities who hold shares of stock that were impacted by this restructuring.

Transactions with TicketMaster

As part of the consideration for the sale of our Series B-3 preferred stock and Series A-4 preferred stock to TicketMaster Online-CitySearch in December 1999, we were granted a $3.0 million credit toward the purchase of advertising and other promotional services. In 2003, we were obligated to utilize a minimum of $ 0.5 million of the credit each year. We used $1.3 million, $0.5 million, and $0.5 million of the credit in 2001, 2002 and 2003, respectively. The remaining credit expired in November 2003.

Real Property Lease with Duane Harlan

In 1995, we entered into a Lease Agreement, which continues as amended, with Duane Harlan, the President of our RecWare division. The lease is for our facility located in Sacramento, California, for which we pay Mr. Harlan $6,000 per month. The lease expires on August 30, 2004.

Option Grant to Elliot Katzman

As part of our acquisition of myteam.com, Elliot Katzman received a vested option to purchase 4,316,529 shares of our common stock.

Agreements with Management

We have entered into employment agreements with certain of our executive officers, which contain vesting acceleration or severance benefits upon termination of employment or a change of control. See Management—Employment Agreements for a description of these letter agreements. Please see Management—Aggregate Option Exercises and Option Values and Principal Stockholders for a description of the option and stock holdings of our directors and executive officers. Please see Management—Limitations on Directors’ Liability and Indemnification Agreements for a description of our indemnification agreements with our directors and executive officers.

We entered into a separation agreement with Ms. Smith, our former Chief Financial Officer, in April 2004. This separation agreement provides that we will pay to Ms. Smith severance equal to three months of base salary for a total of $37,500 and approximately $3,500 in additional compensation, and accelerate the vesting on 590,456 unvested option shares held by her.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of          shares of common stock in this offering, of:

•	Each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

•	Each of our named executive officers;

•	Each of our directors; and

•	All current directors and executive officers as a group.

The table below reflects that as of March 31, 2004, there were 183,067,664 shares of common stock outstanding, assuming the automatic conversion of all outstanding preferred stock and the exercise, on a cash basis, of outstanding warrants that would otherwise expire upon the effectiveness of this offering.

The table below is based upon information supplied by officers, directors and principal stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2004 are deemed outstanding, while such shares shall not be deemed outstanding for purposes of computing percentage ownership of any other person.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise noted, the address for each holder of more than 5% of our common stock is c/o The Active Network, Inc., 1020 Prospect Street, Suite 250, La Jolla, California 92037.

	Number of Shares Beneficially Owned				Percentage of Outstanding Shares
Beneficial Owner	Outstanding Shares	Shares Underlying Options	Shares Underlying Warrants	Total Shares	Before Offering	After Offering
Five percent stockholders:
Entities Affiliated with Canaan Equity(1) 105 Rowayton Avenue Rowayton, CT 06853	22,500,971	–	–	22,500,971	12.3%
Entities Affiliated with Bruns Grayson(2) 1 South Street, Ste. 2150 Baltimore, MD 21202	20,714,933	–	–	20,714,933	11.3
TicketMaster(3) 8800 Sunset Blvd. Los Angeles, CA 90069	13,910,269	–	3,125	13,913,394	7.6
Entities Affiliated with Austin Ventures(4) 300 West 6th Street, Ste. 2300 Austin, TX 78101	10,788,635	–	80,930	10,869,565	5.9
Entities Affiliated with Charles River Partnership(5) 1000 Winter Street, Ste. 3300 Waltham, MA 02451	9,375,404	–	–	9,375,404	5.1
Entities Affiliated with North Bridge Venture Partners V(6) 950 Winter Street, Ste. 4600 Waltham, MA 02451	9,375,404	–	–	9,375,404	5.1
Current named executive officers and directors:
Stephen Green(1)	22,500,971	–	–	22,500,971	12.3
John Pleasants(3)	13,910,269	–	3,125	13,913,394	7.6
Tom Clancy(7)	8,333,334	–	19,687	8,353,021	4.6
David Alberga	4,662,966	2,586,287	–	7,249,253	3.9
Matthew Landa	5,342,025	399,019	–	5,741,044	3.1
Jon Belmonte	3,885,805	1,655,239	–	5,541,044	3.0
James Woodman, IV	5,087,405	210,316	–	5,297,721	2.9
Elliot Katzman	–	4,316,529	–	4,316,529	2.3
John Creelman(8)	–	2,734,470	–	2,734,470	1.5
All current directors and executive officers as a group (12 persons)	68,379,077	13,253,579	22,812	81,655,468	41.6
Former executive officer:
Natalya Smith	831,013	677,927	–	1,508,940	*

*	Less than 1% of total.
(1)	Consists of 14,738,136 shares owned by Canaan Equity II L.P., 6,592,785 shares owned by Canaan Equity II L.P. (QP), and 1,170,050 shares owned by Canaan Equity II Entrepreneurs L.L.C. Stephen Green, one of our board members, is a general partner of Canaan Partners.
(2)	Consists of 20,493,669 shares owned by ABS Ventures VI, L.P. and 221,264 shares owned by ABS Investors L.L.C. Mr. Grayson is the managing member of ABS Investors L.L.C. and the managing member of Calvert Capital IV, which is the general partner of ABS Ventures VI, L.P.

(3)	Includes 13,910,269 shares and 3,125 shares of common stock issuable upon exercise of a warrant expiring on September 29, 2005 held by TicketMaster Online-CitySearch, Inc. John Pleasants, a member of our board, is the President and Chief Executive Officer of TicketMaster.
(4)	Represents 10,493,507 shares held by Austin Ventures VI, L.P. and 295,128 shares held by Austin Ventures VI Affiliates Fund, L.P. Includes 2,431 shares of common stock issuable upon exercise of warrants expiring on September 29, 2005, 2,431 shares of common stock issuable upon exercise of a warrant expiring on October 27, 2005, and 75,932 shares of common stock issuable upon exercise of a warrant expiring on August 4, 2009 held by Austin Ventures VI, L.P. Includes 68 shares of common stock issuable upon exercise of a warrant expiring on September 29, 2005 and 68 shares of common stock issuable upon exercise of a warrant expiring on October 27, 2005 held by Austin Ventures VI Affiliates Fund, L.P.
(5)	Consists of 8,685,243 shares held by Charles River Partnership IX, 266,074 shares held by Charles River Partnership IX-A, 237,929 shares held by Charles River IX-B LLC and 186,158 shares held by Charles River IX-C LLC. Charles River Partnership IX, Charles River Partnership IX-A, Charles River IX-B LLC and Charles River IX-C LLC are venture funds affiliated with Charles River IX GP Limited Partnership.
(6)	Represents 6,288,965 shares held by North Bridge Venture Partners V-A, L.P. and 3,086,439 shares held by North Bridge Venture Partners V-B, L.P.
(7)	Includes 7,666,667 shares and 18,112 shares of common stock issuable upon exercise of a warrant expiring on September 29, 2005 held by Enterprise Partners IV, L.P. and 666,667 shares and 1,575 shares of common stock issuable upon exercise of a warrant expiring on September 29, 2005 held by Enterprise Partners IV Associates, L.P. Tom Clancy, one of our board members, is a general partner of Enterprise Partners Venture Capital.
(8)	John Creelman joined us as Chief Financial Officer in March 2004.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our capital stock give effect to the following events:

•	The amendment and restatement of our bylaws, each of which will occur prior to the completion of this offering;

•	The amendment and restatement of our certificate of incorporation upon the completion of this offering; and

•	The conversion of our preferred stock into 154,120,920 shares of common stock upon the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.001 per share and          shares of undesignated preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering and are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares

Based on 28,338,947 shares of common stock outstanding as of March 31, 2004, the issuance of shares of common stock in this offering, and assumed exercise, on a cash basis, immediately prior to the completion of this offering, of outstanding warrants to purchase an aggregate of 607,797 shares of common stock and no additional exercise of options or warrants, there will be          shares of common stock outstanding upon completion of this offering. As of March 31, 2004, there were outstanding options to purchase 25,567,189 shares of common stock (of which 2,537,900 represent shares of our common stock subject to vesting requirements pursuant to the early exercise of stock options) and outstanding warrants to purchase 1,818,918 shares of preferred stock and common stock. As of March 31, 2004, we had approximately 171 holders of our common stock. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, our Board of Directors will have the authority, without further action by the stockholders, to issue up to          shares of preferred stock in one or more series:

•	To establish from time to time the number of shares to be included in each such series;

•	To fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	To increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent our change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of March 31, 2004, there were warrants outstanding to purchase an aggregate of 1,818,918 shares of preferred stock and common stock at a weighted average exercise price of $1.35 per share. Of these:

•	Warrants covering an aggregate of 607,797 shares of common stock will automatically expire immediately prior to the completion of this offering;

•	Warrants covering an aggregate of 126,861 shares of common stock will automatically expire 90 days after the completion of this offering;

•	Warrants to purchase 891,931 shares of preferred stock will terminate in November 2004;

•	Warrants covering an aggregate of 27,810 shares of common stock will terminate in September and October 2005; and

•	Warrants covering an aggregate of 164,519 shares of common stock will terminate in August 2009.

Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Certain holders of our warrants are entitled to registration rights under our Fifth Amended and Restated Investors’ Rights Agreement, as described in Registration Rights below. These warrants terminate in November 2004.

Registration Rights

The holders of 153,346,226 shares of common stock or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these securities. Subject to limitations in the agreement, including our ability to delay registration in certain circumstances, the holders of at least 51% of these securities then outstanding may require, on two occasions beginning April 30, 2004, that we use our best efforts to register these securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. After completion of this offering, the holders of at least 15% of these securities then outstanding may also require us, but not more than three times in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1.0 million. We will be responsible for paying all registration expenses, including the reasonable fees of legal counsel for the selling holders, and the holders selling their shares will be responsible for paying all selling expenses.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	Any merger or consolidation involving the corporation and the interested stockholder;

•	Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•	Permit our Board of Directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	Provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•	Provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	Divide our Board of Directors into three classes;

•	Require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

•	Provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder’s notice;

•	Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	Provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer, or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock.

Nasdaq National Market Listing

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “ACTN”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have          shares of our common stock outstanding, assuming conversion of our preferred stock into shares of common stock, exercise on a cash basis of outstanding warrants that otherwise expire upon the effectiveness of this offering, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after December 31, 2003. Of these outstanding shares, the          shares sold in this offering will be freely tradable, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining          shares of our common stock will continue to be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which are summarized below. In addition, each of our officers, directors, one percent or greater stockholders and certain other stockholders have entered into market stand-off agreements with us and/or lock-up agreements with Jefferies & Company, Inc. whereby they have agreed not to sell any of their stock for 180 days following the date of this prospectus. Subject to the provisions of Rule 144 and Rule 701, additional shares will be available for sale in the public market as follows:

•	shares will be immediately available for sale in the public market;

•	After 90 days following the effective date of the registration statement, additional shares will become eligible for sale in the public market, subject to compliance with Rule 701 as described below;

•	After 180 days following the effective date of the registration statement, additional shares will become eligible for sale in the public market, subject to compliance with Rule 144 and Rule 701 as described below; and

•	The remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

Lock-Up Agreements

Each of our officers, directors, one percent or greater stockholders and certain other stockholders have agreed, subject to specified exceptions, that, without prior written consent of Jefferies & Company, Inc., they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the effective date of the registration statement. Jefferies & Company, Inc., may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Jefferies & Company, Inc. will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Jefferies & Company, Inc. does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods.

Rule 144

In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate of The Active Network, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and under Plan of Distribution and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1999 Plan, 2002 Plan, 2004 Plan, 2004 Purchase Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of March 31, 2004, there were outstanding options to purchase an aggregate of 25,567,189 shares of common stock (of which 2,537,900 represent shares of our common stock subject to vesting requirements pursuant to the early exercise of stock options), with an average exercise price of $0.04, each of which options were exercisable and subject to a standard repurchase option to the extent such shares were not vested, in accordance with the terms of the grant.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between us and the underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Jefferies & Company, Inc.
WR Hambrecht + Co, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Prior to this offering, there has been no public market for the common stock. The initial offering price will be negotiated among us and the representatives for the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuations of companies in related businesses. There can be no assurance, however, that the prices at which the common stock shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus, and to some dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $         per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, in whole or in part, up to         additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus.

The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	Without Exercise of Over-allotment	With Exercise of Over-allotment
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $         million, which will be paid by us.

This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We are applying to have the common stock approved for qualification on The Nasdaq National Market under the symbol “ACTN”.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Each of our officers, directors, one percent or greater stockholders and certain other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase, announce any intention to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock or securities either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, other than certain permitted transfers, such as transfers to family members, trusts established for the benefit of a transferring stockholder and its family members or transfers by stockholders that are partnerships or corporations to the partners or stockholders of such stockholders, but in each case subject to the prior execution by the transferee(s) of a lock-up agreement which is satisfactory to Jefferies & Company, Inc.

Upon the expiration of this 180-day lock-up period, substantially all of these shares will become eligible for sale, subject to the restrictions of Rule 144. These restrictions will not affect our ability to issue shares of our common stock or other securities pursuant to the exercise of stock options currently outstanding.

We have been advised by the representatives that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over- allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

We have been advised by the representatives that these transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

On November 3, 2000, Hambrecht Eu Capital, an affiliate of WR Hambrecht + Co, LLC, one of the underwriters, purchased 2,380,952 shares of Series B-5 preferred stock at a price of $1.05 per share, for an aggregate purchase price of $2.5 million. Upon completion of this offering, the shares of preferred stock held by Hambrecht Eu Capital will be converted into 2,380,952 shares of common stock.

On January 4, 2001, Jefferies Investors XI LLC, an affiliate of Jefferies & Company, Inc., one of the underwriters, purchased 261,905 shares of Series B-5 preferred stock at a price of $1.05 per share, for an aggregate purchase price of $0.3 million. Upon completion of this offering, the shares of preferred stock held by Jefferies Investors XI LLC will be converted into 261,905 shares of common stock.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by us in this offering will be passed upon for us by Cooley Godward, LLP, San Diego, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California. As of the date of this prospectus, Wilson Sonsini holds 10,000 shares of our common stock. Wilson Sonsini purchased this stock pursuant to the exercise of a warrant that we issued in connection with our acquisition of Onjibe in May 2003. Wilson Sonsini was a security holder of Onjibe at the time of the acquisition. Wilson Sonsini was issued the warrant in connection with the payment of legal services provided to Onjibe. Wilson Sonsini has entered into 180-day lock-up agreements with both us and Jefferies & Company, Inc. restricting its ability to sell, or otherwise dispose of, any shares of our common stock during the 180-day period following the effective date of this offering.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in its method of accounting for goodwill and intangible assets to conform with Statement of Financial Accounting Standards (“SFAS”) No. 142 and its change in its method for accounting for stock-based employee compensation to conform with the minimum value based method under SFAS No. 123 by adopting the modified prospective method as described in SFAS No. 148) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited our consolidated financial statements for the year ended December 31, 2001, as set forth in their report. We have included our consolidated financial statements for the year ended December 31, 2001 in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT AUDITORS

On July 31, 2003, our Board of Directors dismissed Ernst & Young LLP as our independent registered public accounting firm, and on October 1, 2003, engaged Deloitte & Touche LLP as our independent registered public accounting firm for the years ended December 31, 2002 and 2003.

During the two years ended December 31, 2001 and 2002, and in the subsequent period through July 31, 2003, there were no disagreements between us and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Ernst & Young LLP’s satisfaction, would have caused Ernst & Young LLP to make reference to the subject of the disagreement in connection with their reports on our financial statements for such years; and for the same periods there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K. Ernst & Young LLP did not report on our financial statements for the years ended December 31, 2002 and 2003.

We provided Ernst & Young LLP with a copy of the foregoing disclosures and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. Ernst & Young LLP’s letter, dated April 15, 2004, is filed as an exhibit to the Registration Statement of which this prospectus is a part.

Prior to their appointment on October 1, 2003, we did not consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited consolidated financial information. We maintain a website at theactivenetwork.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

The Active Network, Inc.

We have audited the accompanying consolidated balance sheets of The Active Network, Inc., and subsidiary (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Effective January 1, 2002, the Company adopted the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and has adopted the modified prospective method as described in SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

/s/    DELOITTE & TOUCHE LLP

San Diego, California

March 31, 2004 (except for Note 11, as to which

the date is April 14, 2004)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

The Active Network, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of The Active Network, Inc. and subsidiary for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, The Active Network, Inc. consolidated results of operations, stockholders’ equity and cash flows for the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

San Diego, California

July 12, 2002

THE ACTIVE NETWORK, INC.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,		March 31,
	2002	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,467	$5,779	$8,165
Restricted cash	305	–	–
Accounts receivable, net	1,757	2,295	3,546
Prepaid expenses and other current assets	139	101	396

Total current assets	6,668	8,175	12,107
Property and equipment, net	1,139	516	473
Goodwill	12,714	12,714	12,714
Other assets	176	244	231

Total assets	$20,697	$21,649	$25,525

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$319	$260	$358
Registration fees payable	650	486	3,280
Accrued expenses	1,996	2,030	2,498
Deferred revenue, current portion	2,543	4,255	4,602
Current portion of long-term liabilities	78	44	44

Total current liabilities	5,586	7,075	10,782
Deferred rent	13	33	33
Deferred revenue, long-term	–	68	–
Promissory note	91	47	48
Long-term obligation	240	180	180
Liability for early exercise of stock options	–	–	37

Commitments and contingencies (Notes 6 and 9)

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 182,661,642 and 147,748,321 shares authorized, 166,887,686, 146,856,382 and 146,856,382 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited) (aggregate liquidation preference of $145,746, $26,248 and $26,248 at December 31, 2002 and 2003 and March 31, 2004 (unaudited) respectively) (Note 5)	167	147	147
Common stock, $0.001 par value; 300,000,000 and 250,000,000 shares authorized, 17,778,756, 6,889,754 and 28,338,947 shares issued and outstanding at December 31, 2002 and 2003, and March 31, 2004 (unaudited) respectively	18	7	28
Additional paid-in capital	89,810	91,683	92,690
Prepaid services (Note 5)	(511)	–	–
Subscription receivable	–	(12)	(12)
Deferred stock-based compensation	(83)	(1,628)	(2,223)
Accumulated deficit	(74,634)	(75,951)	(76,185)

Total stockholders’ equity	14,767	14,246	14,445

Total liabilities and stockholders’ equity	$20,697	$21,649	$25,525

See accompanying notes to consolidated financial statements

THE ACTIVE NETWORK, INC.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues:
Registration	$1,730	$2,834	$4,535	$1,017	$1,676
Software licensing	1,219	1,893	3,335	896	767
Software maintenance	506	1,423	1,642	380	362
Marketing services	943	2,274	5,624	738	1,610

Total revenues	4,398	8,424	15,136	3,031	4,415
Cost of revenues:
Cost of application services	772	1,262	2,022	458	650
Cost of marketing services	56	180	1,130	259	278

Total cost of revenues	828	1,442	3,152	717	928

Gross profit	3,570	6,982	11,984	2,314	3,487
Operating expenses:
Sales and marketing	4,917	4,314	4,869	1,517	1,385
General and administrative	24,732	9,878	8,221	1,854	2,232
Stock-based compensation(1)	240	62	265	39	122
Goodwill impairment	7,899	–	–	–	–

Total operating expenses	37,788	14,254	13,355	3,410	3,739

Loss from operations	(34,218)	(7,272)	(1,371)	(1,096)	(252)
Interest income, net	256	120	47	12	15
Other income, net	34	1	7	2	3

Net loss	$(33,928)	$(7,151)	$(1,317)	$(1,082)	$(234)

Net loss per share:
Basic and diluted	$(2.00)	$(0.41)	$(0.17)	$(0.09)	$(0.01)

Pro forma (unaudited) (Note 1)			(0.01)		$(0.00)

Weighted average number of shares used in per share amounts:
Basic and diluted	16,979,452	17,575,643	7,874,087	11,902,548	25,776,623
Pro forma (unaudited) (Note 1)			162,426,534		180,579,784

(1)	Amounts include stock-based expenses, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Sales and marketing	$31	$8	$34	$5	$16
General and administrative	209	54	231	34	106

Total stock-based expenses	$240	$62	$265	$39	$122

See accompanying notes to consolidated financial statements

THE ACTIVE NETWORK, INC.

Consolidated Statements of Stockholders’ Equity

Year Ended December 31, 2001, 2002 and 2003 and Three Months Ended March 31, 2004 (Unaudited)

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Prepaid Services	Subscriptions Receivable	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2001	46,303,504	$46	16,865,449	$17	$72,003	$(279)	$(2,321)	$(2,500)	$(33,555)	$33,411
Exercise of stock options	–	–	317,604	–	29	–		–	–	29
Amortization of prepaid services	–	–	–	–	–	–	560	–	–	560
Amortization related to deferred compensation	–	–	–	–	–	240		–	–	240
Amortization of prepaid services for purchase of license	–	–	–	–	–	–	750	–	–	750
Issuance of Series B-6 preferred stock for cash—net of offering cost of $17,000	102,087,115	102	–	–	11,131	–	–	–	–	11,233
Issuance of Series B-7 preferred stock in purchase transaction (Note 3)	13,447,067	14	–	–	1,468	–	–	–	–	1,482
Payments on subscription receivable	–	–	–	–	–	–	–	2,500	–	2,500
Repurchase of unvested common stock	–	–	(204,881)	–	(4)	–	–	–	–	(4)
Extinguishment of put right on common stock for promissory note	–	–	50,000	–	1	–	–	–	–	1
Extinguishment of put right on preferred stock	5,050,000	5	–	–	4,981	–	–	–	–	4,986
Compensation related to the issuance of stock options in purchase transaction	–	–	–	–	82	–	–	–	–	82
Net loss	–	–	–	–	–	–	–	–	(33,928)	(33,928)

Balance, December 31, 2001	166,887,686	167	17,028,172	17	89,691	(39)	(1,011)	–	(67,483)	21,342
Exercise of stock options	–	–	150,584	–	3	–	–	–	–	3
Amortization related to deferred compensation	–	–	–	–	–	65	–	–	–	65
Amortization of prepaid services	–	–	–	–	–	–	500	–	–	500
Deferred compensation related to stock option issuances	–	–	–	–	109	(109)	–	–	–	–
Issuance of warrants and common stock for services	–	–	600,000	1	7	–	–	–	–	8
Net loss	–	–	–	–	–	–	–	–	(7,151)	(7,151)

Balance, December 31, 2002	166,887,686	167	17,778,756	18	89,810	(83)	(511)	–	(74,634)	14,767
Exercise of stock options	–	–	452,134	–	8	–	–	–	–	8
Deferred compensation related to stock option issuances	–	–	–	–	1,185	(1,185)	–	–	–	–
Deferred compensation related to stock option cancellation and re-grant	–	–	–	–	623	(623)	–	–	–	–
Amortization of deferred compensation	–	–	–	–	–	263	–	–	–	263
Amortization of prepaid services	–	–	–	–	–	–	511	–	–	511
Issuance of warrants for services	–	–	–	–	4	–	–	–	–	4
Recapitalization (Note 5)	(20,031,304)	(20)	(11,781,432)	(11)	31	–	–	–	–	–
Issuance of warrants in conjunction with Onjibe acquisition (Note 3)	–	–	–	–	10	–	–	–	–	10
Exercise of warrants	–	–	440,296	–	12	–	–	(12)	–	–
Net loss	–	–	–	–	–	–	–	–	(1,317)	(1,317)

Balance, December 31, 2003	146,856,382	147	6,889,754	7	91,683	(1,628)	–	(12)	(75,951)	14,246
Exercise of stock options (unaudited)	–	–	21,349,193	21	289	–	–	–	–	310
Exercise of warrants (unaudited)	–	–	100,000	–	1	–	–	–	–	1
Deferred compensation related to stock option issuances (unaudited)	–	–	–	–	717	(717)	–	–	–	–
Amortization of deferred compensation (unaudited)	–	–	–	–	–	122	–	–	–	122
Net loss (unaudited)	–	–	–	–	–	–	–	–	(234)	(234)

Balance, March 31, 2004 (unaudited)	146,856,382	$147	28,338,947	$28	$92,690	$(2,223)	$–	$(12)	$(76,185)	$14,445

See accompanying notes to consolidated financial statements

THE ACTIVE NETWORK, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net loss	$(33,928)	$(7,151)	$(1,317)	$(1,082)	$(234)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	13,216	2,276	893	316	138
Goodwill impairment	7,899	–	–	–	–
Bad debt expense (recovery)	381	(388)	141	18	93
Amortization of prepaid services	561	500	511	511	–
Amortization of deferred compensation	241	65	263	39	122
Issuance of warrants and common stock for services	–	8	4	–	–
Changes in operating assets and liabilities—net of effect of acquisitions:
Restricted cash	12	465	305	–	–
Accounts receivable	(437)	(821)	(679)	(901)	(1,344)
Prepaid expenses	(255)	435	38	40	(295)
Other assets	278	29	–	–	–
Accounts payable	(890)	(1,633)	(59)	(144)	98
Registration fees payable	(71)	517	(164)	1,408	2,794
Accrued expenses	(224)	(1,261)	34	44	468
Deferred revenue	780	1,539	1,780	654	279
Deferred rent	(11)	(2)	20	7	–
Long-term obligation	–	(60)	(60)	–	–

Net cash provided by (used for) operating activities	(12,306)	(5,482)	1,710	910	2,119
Cash flows from investing activities:
Purchase of property and equipment	(403)	(341)	(237)	(108)	(81)
Payment for acquisitions—net of cash acquired	92	–	(82)	–	–

Net cash used for investing activities	(311)	(341)	(319)	(108)	(81)
Cash flows from financing activities:
Exercise of stock options and warrants	29	3	8	2	348
Payments on capital lease obligations	(36)	(21)	(37)	3	–
Payments on promissory note	–	(100)	(50)	–	–
Payments for repurchase of common stock	(4)	–	–	–	–
Net proceeds from issuance of preferred stock	11,233	–	–	–	–
Proceeds from the payment received on Series B-5 preferred stock	2,500	–	–	–	–

Net cash provided by (used for) financing activities	13,722	(118)	(79)	5	348

Net increase (decrease) in cash and cash equivalents	1,105	(5,941)	1,312	807	2,386
Cash and cash equivalents—beginning of period	9,303	10,408	4,467	4,467	5,779

Cash and cash equivalents—end of period	$10,408	$4,467	$5,779	$5,274	$8,165

Supplemental disclosures of cash flow activity:
Cash paid during the period for interest	$11	$14	$8	$2	$2
Non-cash activities:
Extinguishment of redemption right related to Series B preferred stock	4,981	–	–	–	–
Common stock issued and value of stock options assumed in conjunction with acquisition	1,564	–	–	–	–
Extinguishment of put right on common stock	250	–	–	–	–
Warrants for common stock issued in acquisition	–	–	10	–	–

See accompanying notes to consolidated financial statements

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business—The Active Network, Inc. (the “Company”) was incorporated under the laws of the State of California on October 7, 1998 under the name Racegate.com. The Company became a Delaware corporation through a stock exchange agreement on July 6, 1999. In May 2001, the Company’s Certificate of Incorporation was amended to change the Company’s name to The Active Network, Inc.

The Company’s application services are used by event organizers, park and recreation department administrators and sports league administrators to provide online registration, transaction processing and data management, enhance their marketing and promotion capabilities, and improve the management of facilities and membership. The Company’s marketing services group capitalizes on its industry access and relationships to create targeted online and field marketing campaigns to reach active lifestyle consumers.

Principles of Consolidation and Basis of Presentation—The consolidated financial statements include the accounts of The Active Network, Inc., and its wholly-owned subsidiary, RecWare by The Active Network, Inc. All intercompany balances have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Significant estimates in the financial statements include the estimate of fair value for the Company’s common stock in determining stock compensation, allowance for doubtful accounts, lives of tangible and intangible assets and impairment of goodwill and long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and money market funds. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Restricted Cash—Restricted cash represents cash designated to satisfy contractual obligations resulting from the myteam.com acquisition. At December 31, 2003, the obligations had been satisfied and the Company no longer has restricted cash.

Fair Value of Financial Instruments—The carrying value of cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, obligations under capital leases, long-term liabilities and promissory note approximates fair value.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable, which are generally not collateralized. Cash and equivalents are held primarily with one financial institution and consist primarily of cash in bank accounts and highly liquid debt instruments. The Company maintains an allowance for potential credit losses on accounts receivable.

Property and Equipment—Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (three to five years), except leasehold improvements which are amortized over the lesser of the estimated life of the asset or the remaining lease term.

The Company assesses potential impairments to its long-lived assets at least annually or when events or changes in circumstances indicate that the asset’s carrying value may not be recoverable and the carrying amount

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset’s carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

Goodwill and Intangible Assets—Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Prior to 2002, the Company amortized goodwill over a three-year useful life and evaluated its recoverability in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. Under this standard, if circumstances indicate that recoverability may be in doubt, the Company is required to state an asset at its fair value if the sum of its undiscounted cash flows is less than its carrying value. Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets that do not have finite lives are no longer amortized. Instead, goodwill and intangible assets that do not have finite lives are assessed periodically for impairment. Upon adoption, the Company determined that it did not have a transitional goodwill impairment charge as of January 1, 2002. As a result of the Company’s annual assessment as of December 31, 2002 and 2003, no impairment was indicated. Intangible assets with finite lives are amortized on a straight-line basis over their useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable under SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Goodwill totaling $12,714,000 is classified entirely as part of the application services segment. During the year ended December 31, 2001, in an effort to conserve cash, the Company restructured or discontinued several of its operations which also resulted in the abandonment of businesses associated with some of its prior acquisitions. As a direct result of these actions, the Company determined that the goodwill associated with four of its prior acquisitions (League Link, eTeamz, GetSetGo and EnterOnline) had been impaired and accordingly recorded a charge for the impairment of goodwill of $7,899,000 in 2001. All of the goodwill impairment was associated with the Company’s application services segment.

Registration Fees Payable—Registration fees payable represent the portion of the registration fees payable to event organizers, park and recreation department administrators, or league administrators.

Deferred Rent—Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying consolidated balance sheets.

Revenue Recognition—Revenues consist of fees received for registration services, software licensing, software maintenance and marketing services.

Registration revenues are the convenience fees received for the processing of transactions for any of the Company’s application services products and are recognized in accordance with Emerging Issues Task Force (“EITF”) consensus on Issue 99-19, Reporting Revenues Gross as a Principal versus Net as an Agent. Under EITF 99-19, registration revenues are recognized net of the portion of the registration fees paid to the event organizers, park and recreation department administrators, or league administrators, and net of reserves for chargebacks. The Company recognizes registration revenues when services are performed.

The Company recognizes software products and maintenance revenues in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended. Under SOP 97-2, software licensing revenues are recognized when delivery of the software product to the customer has occurred, a signed contract

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

exists, the fee is fixed or determinable, and collection of the resulting receivables is probable. The Company has objective and reliable evidence of the fair value for both software products and maintenance revenues based upon the separate sale of these components. Sales of software products include training and installation services. The Company has not historically offered training and installation services exclusive of the software products; therefore, there currently exists no objective and reliable evidence of the fair value for these specific elements. As such, the Company recognizes software licensing revenues after installation and training has been completed.

Software maintenance revenues consists of annual maintenance contracts. The Company invoices customers for the full term of the agreement upon delivery of software, and the maintenance contracts are renewed annually thereafter. The Company recognizes revenues on a straight-line basis over the term of the maintenance contract.

Subscription revenues, included in software licensing revenues, are derived from annual contracts for the Company’s hosted amateur sports league and park and recreation customers. The Company invoices the customer for the full term of the agreement and the contracts are renewed annually thereafter. The Company recognizes revenues on a straight-line basis over the term of the contract.

Marketing services revenues consists of online and field marketing campaigns. The Company’s online marketing services include online advertising, e-mail marketing and targeting newsletter promotions. Banner, button and e-mail advertisements are impression-based, with the revenues based on the number of times the advertisement is displayed or delivered over the contract period. Impression-based contract revenues are recognized as the impression is displayed on the Company’s website or delivered by e-mail to the intended addressee. The Company’s field marketing services include event promotions, sponsorships and sample placements, and are defined contractually with individual customers. Field advertising revenues are recognized, based upon the level of effort in relation to the total expected level of effort over the term of the contract. Revenue is recognized based on costs incurred over a period of time compared to the total expected costs or, for contracts that call for the performance of services associated with a series of events, revenue is recognized proportionately based on the delivery of services at the specified events.

The Company records amounts billed to customers in excess of recognizable revenues as deferred revenue in the accompanying consolidated balance sheets.

Advertising Costs—Costs of advertising are expensed when incurred. Advertising costs for the years ended December 31, 2001, 2002 and 2003 were approximately $81,000, $64,000 and $55,000, respectively, and are included in sales and marketing in the consolidated statements of operations.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization of the Company’s forecast of future taxable income and available tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

Stock-Based Compensation—The Company issues common stock options to employees under the 2002 Stock Option/Stock Issuance Plan and previously under the 1999 plan. Prior to 2002, the Company accounted for stock options granted under those plans under the recognition provisions of Accounting Principles Board Opinion

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

No. 25, Accounting for Stock Issued to Employees. Effective on January 1, 2002, the Company adopted the fair value based method of accounting for stock-based employee compensation of SFAS No. 123, Accounting for Stock-Based Compensation and the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123. Under this method, compensation expense equal to the fair value of the stock-based award at the date of grant is recognized over the course of its vesting period. The Company elected to follow the modified prospective method of adoption described in SFAS No. 148. Compensation cost recognized in 2002 and 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2002 have not been restated. The following table illustrates the effect on net loss and net loss per share if compensation cost for all outstanding stock option awards had been determined based on their fair values at the grant date for the year ended December 31, 2001 (in thousands, except per share data):

Net loss as reported	$(33,928)
Add: Stock-based employee compensation included in net loss	240
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(403)

Net loss, pro forma under SFAS No. 123	$(34,091)

Net loss per share, basic and diluted:
As reported	$(2.00)
Pro forma	$(2.01)

Net Loss Per Share—Basic net loss per share is computed by dividing net loss by weighted-average number of common shares outstanding for the fiscal period.

The following were excluded from the computation of diluted earnings per share as they had an anti-dilutive impact:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Convertible preferred stock	168,721,075	168,721,075	154,120,920	154,120,920	154,120,920
Options	13,309,960	46,798,566	44,887,737	39,950,658	25,567,189
Warrants	2,168,721	2,168,721	1,918,918	1,739,215	1,818,918

Total	184,199,756	217,688,362	200,927,575	195,810,793	181,507,027

Pro Forma Net Loss Per Share (unaudited)—Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of all shares of our outstanding preferred stock into 154,120,920 shares of common stock upon completion of this offering and the exercise of outstanding warrants to purchase an aggregate of 707,797 shares of common stock at a weighted average exercise price of $0.03 at December 31, 2003 and 607,797 shares of common stock at a weighted average exercise price of $0.03 at March 31, 2004 that would otherwise expire upon the effectiveness of an initial public offering.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Comprehensive Loss—The Company reports all components of comprehensive loss in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. For the years ended December 31, 2001, 2002 and 2003 there was no difference between comprehensive loss and net loss.

Unaudited Interim Financial Statements—The interim consolidated financial statements and the related information in the notes as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are unaudited. Such interim consolidated financial statements, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position, the results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

2.    BALANCE SHEET INFORMATION

Accounts receivable consist of the following:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
	(In thousands)
Accounts receivable	$1,762	$2,400	$3,744
Less allowance for doubtful accounts	(5)	(105)	(198)

Receivables, net	$1,757	$2,295	$3,546

During the years ended December 31, 2001, 2002, 2003, and the three months ended March 31, 2004 the Company increased (decreased) its allowance for doubtful accounts by $465,000, $(388,000), $141,000 and $93,000, respectively, and wrote off receivables (net of recoveries) totaling $85,000, $154,000, $41,000 and $0, respectively.

Property and equipment, including assets recorded under capital leases, consist of the following:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
	(In thousands)
Computers and software	$3,817	$2,771	$2,750
Furniture and fixtures	303	303	303
Office equipment	446	449	449
Leasehold improvements	62	64	64

	4,628	3,587	3,566
Accumulated depreciation	(3,489)	(3,071)	(3,093)

Total property and equipment, net	$1,139	$516	$473

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Other assets consist of the following:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
	(In thousands)
Domain license	$151	$151	$151
Customer contracts	–	95	95
Lease deposits	25	25	25
	176	271	271
Accumulated amortization	–	(27)	(40)

Total other assets	$176	$244	$231

Accrued expenses consist of the following:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
	(In thousands)
Accrued compensation	$560	$949	$1,055
Sales taxes	378	575	632
Accrued sponsorship	385	60	60
Professional services	311	151	337
Other accrued expenses	362	295	414

Total accrued expenses	$1,996	$2,030	$2,498

Deferred revenue consists of the following:

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
	(In thousands)
Marketing services	$853	$2,053	$2,094
Application services	1,690	2,270	2,508

Total deferred revenue	$2,543	$4,323	$4,602

3.    ACQUISITIONS

In November 2001, the Company purchased myteam.com, Inc. (“myteam.com”) a provider of online services for teams and leagues, in a transaction accounted for as a purchase. The Company issued 13,447,067 shares of Series B-7 preferred stock with a fair value of $1,482,000 to certain debt holders of myteam.com and options to purchase 8,213,457 shares of common stock at an exercise price of $0.01 with a value of $82,000 in exchange for all outstanding capital stock of myteam.com. The options were valued using the Black-Scholes method with the following key assumptions: no dividend yield, volatility of 80%, risk-free rate of 6.25%, and a life of five years. The acquisition was consummated principally to expand the Company’s application services business. The results of operations of myteam.com have been included in the accompanying consolidated statements of operations since November 29, 2001.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

In May 2003, the Company acquired substantially all of the assets of Onjibe, Inc. (“Onjibe”), a provider of online services for teams and leagues in exchange for cash consideration of $90,000 and warrants to purchase 200,000 shares of the Company’s common stock at $0.01 per share with a fair value of $10,000. This transaction was accounted for as a purchase. The acquisition was consummated principally to expand the Company’s application services business. The results of operations of Onjibe have been included in the accompanying consolidated statements of operations since May 23, 2003. The following assumptions were used to value the warrants: no dividend yield, volatility of 80%, risk free interest rate of 3.69% and a life of ten years.

For the acquisitions described above, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, as follows:

	Onjibe	myteam.com
	(In thousands)
Assets:
Cash and restricted cash	$5	$726
Prepaids and other assets	–	87
Fixed assets	–	178
Goodwill	–	3,578
Intangible assets	95	–

Total assets	100	4,569
Liabilities:
Accounts payable	–	928
Accrued expenses	–	1,201
Accrued compensation	–	822
Deferred revenue	–	54

Total liabilities	–	3,005

Net assets	$100	$1,564

Unaudited Pro Forma Results of Operations

The following unaudited pro forma results of operations present the impact on the Company’s results of operations for the year ended December 31, 2001, as if the acquisition of myteam.com had occurred on January 1, 2001. The acquisition of Onjibe did not have a significant effect on the financial results of the Company.

	2001
	Historical	Pro forma combined
Revenues	$4,398,000	$5,428,000
Net loss	$(33,928,000)	$(52,300,000)
Basic and diluted net loss per share	$(2.00)	$(3.08)

Goodwill and Intangible Assets

Goodwill totaling $12,714,000 is classified entirely as part of the application services segment. During fiscal 2001, based on market conditions and limited prospects for revenue at the time, the Company restructured or discontinued several of its operations which also resulted in the abandonment of businesses associated with some of its prior acquisitions. As a direct result of these actions, the Company determined that its goodwill

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

associated with four of its prior acquisitions (League Link, eTeamz, GetSetGo and EnterOnline) had been impaired and accordingly recorded a charge for the impairment of goodwill of $7,899,000 in 2001. All of the goodwill impairment was associated with its application services segment.

Intangible assets consist of the following:

	December 31, 2002			December 31, 2003			March 31, 2004
								(unaudited)
	Gross carrying value	Accumulated amortization	Net	Gross carrying value	Accumulated amortization	Net	Gross carrying value	Accumulated amortization	Net
	(In thousands)
Domain license	$151	$–	$151	$151	$–	$151	$151	$–	$151
Customer contracts	–	–	–	95	(27)	68	95	(40)	55

	$151	$–	$151	$246	$(27)	$219	$246	$(40)	$206

The domain name is recorded at cost and is not currently amortized as it meets the indefinite life criteria of SFAS No. 142. The Company compared the fair value of this asset with its carrying value and determined that no impairment loss should be recorded. The customer contracts were acquired as part of the Onjibe acquisition and are being amortized over the life of the customer relationships of two years.

Amortization expense related to amortizable intangible assets was $0, $0 and $27,000 for 2001, 2002 and 2003, respectively.

Estimated future intangible asset amortization expense associated with intangible assets existing at December 31, 2003 is as follows (in thousands):

Year
2004	$50
2005	18

Total	$68

Actual amortization expense to be reported in future periods could differ from these estimates as a result of acquisitions, divestitures, impairments and other factors.

The reconciliation of net loss and net loss per share, excluding the amortization of goodwill no longer amortized from that previously reported prior to the adoption of SFAS No. 142 for the year ended December 31, 2001 is as follows (in thousands, except share and per share data):

Reported net loss	$(33,928)
Add back goodwill amortization	11,642

Adjusted net loss	$(22,286)

Weighted average shares used in the basic and diluted per share calculation	16,979,452
Basic and diluted loss per share:
Reported net loss per share	$(2.00)
Add back goodwill amortization	.69

Adjusted net loss per basic and diluted share	$(1.31)

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

4.     INCOME TAXES

The following is a reconciliation from the expected statutory federal income tax expense to the Company’s actual income tax expense:

	2001	2002	2003
	(In thousands)
Tax benefit at U.S. statutory rate	$(11,536)	$(2,431)	$(448)
State tax rate net of federal benefit	(2,035)	(426)	(84)
Stock-based compensation	96	15	31
Goodwill and other	2,124	4,094	(317)
Net change in valuation allowance	11,351	(1,252)	818

	$–	$–	$–

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2002 and 2003 are shown below:

	December 31,
	2002	2003
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$9,904	$10,254
Deferred revenue	965	2,113
Depreciation and amortization	2,264	1,787
Other—net	793	616

Total deferred tax assets	13,926	14,770
Valuation allowance	(13,926)	(14,770)

Net deferred tax assets	$–	$–

A valuation allowance of $13,926,000 and $14,770,000 has been recorded at December 31, 2002 and 2003, respectively, to offset the net deferred tax assets as realization is uncertain due to the uncertainty of recoverability of such assets given the Company’s operating losses.

The Company had federal and California tax net operating loss carryforwards at December 31, 2003 of approximately $27,900,000 and $12,800,000, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively, unless previously utilized.

The difference between the retained deficit and the net operating losses included in the deferred tax asset is primarily due to the limitations on the usage of the net operating losses pursuant to Section 382 and 383 of the Internal Revenue Code. Section 382 limits the use of the net operating loss in the event of a cumulative change in ownership of more than 50% within a three-year period. The Company has had multiple ownership changes since inception. The net operating losses included in the deferred tax asset are the maximum amount allowed under Section 382. Additional limitations on the annual use of these net operating losses may also apply.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

5.     STOCKHOLDERS’ EQUITY

Recapitalization—In November 2001 the Company acquired myteam.com in exchange for the assumption of $1,500,000 of debt and options to purchase 8,213,457 shares of common stock with a value of $82,000. In connection with the myteam.com acquisition, the Company completed its Series I and J convertible preferred financing which resulted in a relative change of ownership among the stockholders and which included provisions to recapitalize the Company’s capital stock. The Series I convertible preferred financing raised gross proceeds of $11,250,000 while the Series J convertible preferred financing was used to extinguish the pre-existing myteam.com debt. On February 14, 2003, the Company effectuated this recapitalization of its capital stock pursuant to terms negotiated in connection with the issuance of the Series I and J convertible preferred stock (known as Series B-6 and B-7 convertible preferred stock respectively, on a post-restructuring basis). The recapitalization consisted of the following changes: (i) the aggregate liquidation preference of all outstanding shares of preferred stock was reduced from $145,746,000 to $26,248,000 (ii) each share of common stock issued and outstanding immediately prior to the recapitalization (and any warrants exercisable for common stock) underwent a 1 for 4 reverse stock split; (iii) each share of Series B-6 preferred stock, Series B-7 preferred stock and each common stock option issued and outstanding (and any share of common stock issued pursuant to the exercise of such options) immediately prior to such recapitalization underwent a 0.8265357 for 1 reverse stock split in order to retain their fully diluted ownership percentage after the recapitalization; and (iv) Series A-1, Series A-2, Series A-3, Series B, Series C, Series D-1, Series D-2, Series E, Series F (and any warrants exercisable for Series F preferred stock), Series G, and Series H preferred stock were exchanged on a one-for-one basis and redesignated as Series A-1, Series A-2, Series A-3, Series B-1, Series B-2, Series B-3, Series A-4, Series A-5, Series B-4, Series B-5 and Series A-6, respectively.

The Company accounted for the recapitalization of the capital stock as a redistribution among stockholders. On the date of the recapitalization the Company recorded a reclassification to Series B-6 and Series B-7 preferred stock, common stock and additional paid-in capital for the change in shares outstanding at their respective par values per share. The share quantities prior to the recapitalization were not retroactively restated for the change as the stockholders do not maintain equal ownership rights before and after the change.

Pursuant to a modification to the 2002 option plan dated February 7, 2003, the then-outstanding options were modified to allow such option holders to retain the same ownership percentage of the Company on a fully diluted basis at the time of the recapitalization, resulting in a 0.8265357 for 1 reverse split, instead of being subject to the 1 for 4 reverse split imposed on the common stock. Accordingly, in accordance with SFAS No. 123, Accounting for Stock-based Compensation, the Company determined the compensation expense associated with the modification in terms of the options and recorded deferred compensation expense to be amortized over the remaining vesting period of the modified options. The additional option value of $623,000 as a result of the modification represents the difference between the fair value of the options immediately after and before the modification of the options.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Convertible Preferred Stock—All series of preferred stock are convertible, at the option of the holder, at any time into a number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect for such series, subject to certain anti-dilution adjustments. At December 31, 2003, shares of Series A-1, A-2, A-5, B-1, B-2, B-4, B-5, B-6, and B-7 preferred stock are convertible into an equal number of shares of common stock. At December 31, 2003, Series A-3, A-4, A-6 and B-3 preferred stock are convertible into shares of common stock at rates of 1.10, 1.22, 1.64 and 1.22, respectively, due to certain anti-dilution adjustments. The authorized, issued and outstanding shares of convertible preferred stock by series at December 31, 2003 on a pre- and post-recapitalization basis are as follows:

		Pre-Recapitalization			Post-Recapitalization
Series Designation	Issue Date	Authorized	Issued and Outstanding Shares	Liquidation Preference	Authorized	Issued and Outstanding Shares	Liquidation Preference	Dividend and Liquidation Priority	Shares as If Converted
Series A-1	Apr-1999	641,500	641,500	$597,000	641,500	641,500	$16,000	5	641,500
Series A-2	Jun-1999	750,000	750,000	697,000	750,000	750,000	38,000	5	750,000
Series A-3	Jun-1999	405,882	405,882	377,000	405,882	405,882	30,000	5	444,642
Series B-1	Jul-1999	5,050,000	5,050,000	5,050,000	5,050,000	5,050,000	1,111,000	3	5,050,000
Series B-3	Dec-1999	6,582,814	5,838,813	15,004,000	5,838,813	5,838,813	3,301,000	3	7,098,827
Series B-2	Dec-1999	2,729,012	2,729,012	3,247,000	2,729,012	2,729,012	714,000	3	2,729,012
Series A-4	Dec-1999	1,167,315	1,167,315	3,000,000	1,167,315	1,167,315	150,000	5	1,419,221
Series A-5	Apr-2000	1,082,150	1,082,150	400,000	1,082,150	1,082,150	20,000	5	1,082,150
Series B-4	Apr-2000	2,973,115	2,973,115	2,637,000	3,865,046	2,973,115	582,000	3	2,973,115
Series A-6	Dec-2000	12,000,000	8,854,492	9,283,000	8,864,254	8,864,254	650,000	4	14,578,112
Series B-5	Dec-2000	26,939,787	21,861,225	22,954,000	21,861,225	21,861,225	6,888,000	2	21,861,225
Series B-6	Nov-2001	108,893,000	102,087,115	81,000,000	84,378,644	84,378,637	11,248,000	1	84,378,637
Series B-7	Nov-2001	13,447,067	13,447,067	1,500,000	11,114,480	11,114,479	1,500,000	6	11,114,479

		182,661,642	166,887,686	$145,746,000	147,748,321	146,856,382	$26,248,000		154,120,920

Dividends—The holders of shares of convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on common stock. Dividends are payable whenever funds are legally available, when and if declared by the Board of Directors. No dividends have been declared. Priority of dividend payment for each series of preferred stock is noted in the above table. Dividend payments to the holders of each series have priority and are made in preference to all other series with a lower priority.

Each share of preferred stock is automatically converted into common stock upon the effective date of an underwritten public offering of the Company’s common stock in which the market capitalization of the Company, based on the initial offering price per share, excluding shares sold by the Company, is at least $125 million and the gross proceeds to the Company are at least $25 million.

Liquidation Preferences—In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of convertible preferred stock are entitled to receive designated amounts per share plus an amount equal to all declared and unpaid dividends on such stock. The above table notes the order of liquidation preference and amount for each series of convertible preferred stock. Liquidation payments to the holders of each series have priority and are made in preference to all other series with a lower priority. Upon completion of the distributions to the holders of convertible preferred stock, the remaining assets shall be distributed among the holders of convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each, assuming conversion of all preferred stock into common stock.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Voting Rights—Each share of convertible preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock is convertible.

Prepaid Service Agreement—As part of an investment by TicketMaster Online-CitySearch, Inc. (“TMCS”) in December 1999, the Company was entitled to receive as consideration $10,000,000 in cash plus a $3,000,000 credit toward the purchase of advertising and other promotional services from TMCS. The Company was obligated to utilize a minimum of $500,000 of the credit each year. If the Company failed to utilize the annual minimum, the credit would be reduced as if the minimum amount had been utilized. The Company recorded the $3,000,000 credit as prepaid services and reduced the prepaid amount as the services have been used or as the credit expired. The credit was fully utilized at December 31, 2003. In 2003, TMCS was acquired by USA Interactive, a current stockholder of the Company, now known as InterActiveCorp.

Redeemable Common Stock—In conjunction with the execution of a domain name transfer agreement in February 2000, the Company paid $500,000 and issued 50,000 shares of common stock subject to a $500,000 put right (“Put Right”) exercisable within thirty days after February 22, 2003. In December 2001, the Company executed an amendment to the agreement to extinguish the Put Right. In consideration of the cancellation of the Put Right, the Company entered into a non-interest bearing promissory note for $250,000. The note is payable in five equal installments of $50,000 commencing on June 21, 2002 and continuing on December 30, 2002 and annually on December 30 thereafter. The Company has recorded a discount related to the note based on an interest rate of 6%. At December 31, 2003, the principal balance of the note is $100,000 and the balance of the unamortized discount is $9,000.

1999 Stock Option/Stock Issuance Plan—In March 1999, the Company established the 1999 Stock Option Plan (the “1999 Plan”) for eligible employees, officers and directors. The 1999 Plan provided for the issuance of up to 65,000,000 shares of common stock under incentive and non-qualified stock options. The Board of Directors determined terms of the stock option agreements, including vesting requirements, subject to the provisions of the 1999 Plan. Options granted by the Company generally vest over three to four years and are exercisable from the date of grant for a period of ten years. Unvested shares of stock are subject to repurchase upon termination of employment. The exercise price of the incentive stock options must equal at least the fair value of the stock on the date of grant, or 110% of the fair value in the case of any person possessing 10% combined voting power for all classes of the stock of the Company. The exercise price of nonstatutory stock options may be less than 100% of the fair value of the stock on the date of grant. The 1999 Plan was terminated in November 2001.

2002 Stock Option Stock Issuance Plan—In January 2002, the Company established the 2002 Stock Option/Stock Issuance Plan (the “2002 Plan”), which replaced the 1999 Plan and assumed certain options issued under the 1999 Plan. The 2002 Plan provides for the issuance of up to 48,352,338 shares of common stock on a post restructuring basis under incentive and non-qualified stock options. The Board of Directors determines terms of the stock option agreements, including vesting requirements, subject to the provisions of the 2002 Plan. Options granted by the Company generally vest over three to four years and are exercisable from the date of grant for a period of ten years. The exercise price of the incentive stock options must equal at least the fair value of the stock on the date of grant, or 110% of the fair value in the case of any person possessing 10% combined voting power for all classes of the stock of the Company. The exercise price of nonstatutory stock options may be less than 100% of the fair value of the stock on the date of grant.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

A summary of the Company’s stock option activity, including options granted under the 1999 Plan, the 2002 Plan and other equity incentive arrangements, and related information is as follows for the three years ended December 31, 2003:

	Options	Weighted- Average Exercise Price
Outstanding, January 1, 2001	5,476,450	$0.37
Granted	10,308,361	0.11
Exercised	(317,604)	0.09
Cancelled	(2,157,247)	0.46

Outstanding, December 31, 2001	13,309,960	0.16
Granted	39,912,396	0.01
Exercised	(150,584)	0.01
Cancelled	(6,273,206)	0.36

Outstanding, December 31, 2002	46,798,566	0.01
Granted	2,036,352	0.01
Exercised	(113,776)	0.01
Cancelled	(367,659)	0.01
Recapitalization adjustment	(8,015,200)
Granted	5,559,850	0.01
Exercised	(338,358)	0.01
Cancelled	(672,038)	0.02

Outstanding, December 31, 2003	44,887,737	0.02
Granted (Unaudited)	2,769,220	0.27
Exercised (Unaudited)	(21,349,193)	0.01
Cancelled (Unaudited)	(740,575)	0.01

Outstanding, March 31, 2004 (Unaudited)	25,567,189	$0.04

The following table summarizes information regarding options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.01	44,872,737	8.32	$0.01	29,596,376	$0.01
$2.00	15,000	7.29	2.00	15,000	2.00

	44,887,737	8.32	$0.02	29,611,376	$0.02

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information regarding options outstanding at March 31, 2004 (Unaudited):

Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.01	22,830,219	7.9	$0.01	13,582,718	$0.01
$0.27	2,734,470	10.0	0.27	—	—
$2.00	2,500	6.9	2.00	2,500	2.00

	25,567,189	8.1	$0.04	13,585,218	$0.01

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, and the following table sets forth information about the weighted-average assumptions used for such grants:

	2001	2002	2003	2004
				(Unaudited)
Dividend yield	0.00%	0.00%	0.00%	0.00%
Volatility factor	0%	0%	0%	0%
Risk free interest rate	6.25%	2.68 – 5.02%	2.48 – 3.23%	3.23%
Expected life of option	5 years	5 years	5 years	5 years

The weighted-average fair value on the date of grant and weighted-average exercise prices of options granted were as follows during 2001, 2002, 2003 and 2004:

	2001			2002			2003			2004
	Shares	Fair Value	Exercise Price	Shares	Fair Value	Exercise Price	Shares	Fair Value	Exercise Price	Shares	Fair Value	Exercise Price
										(Unaudited)
Exercise price equals fair value of the related stock	10,308,361	$0.11	$0.11	39,912,396	$0.01	$0.01	–	$–	$–	–	$–	$–
Exercise price is less than the fair value of the related stock	–	$–	$–	–	$–	$–	7,596,202	$0.16	$0.01	2,769,220	$0.45	$0.27
Exercise price is greater than the fair value of the related stock	–	$–	$–	–	$–	$–	–	$–	$–	–	$–	$–

Stock Option Cancellation and Reissue—On January 1, 2002, the Company cancelled 5,309,506 stock options issued under the 1999 Plan and reissued the same number of stock options to employees under the 2002 Plan. The weighted average exercise price of the cancelled options was $0.42 per share and the exercise price of the new options was $0.01 per share. The Company measured the difference in fair value of the cancelled options and the newly issued options on January 2002 using the Black-Scholes option pricing model. The difference in fair value of $12,000 was recorded as deferred compensation expense and is being amortized to expense over the vesting period of the new options.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Warrants—The fully vested warrants assumed or newly issued warrants for the purchase of the Company’s stock have been issued to third parties in connection with acquisitions, common or preferred stock financing and to service providers. The Company has valued the warrants using the Black-Scholes option pricing model and determined a fair value for each warrant as of the issue date. The assumptions utilized in the determination of the fair value of warrants issued during the year ended December 31, 2003 are as follows:

Dividend yield	0.00%
Volatility factor	80%
Risk free interest rate	1.15–3.92%
Expected life of warrant	1–10 years

Effect of Recapitalization on Warrants—Unexercised common stock warrants outstanding at the date of recapitalization were reduced by 75% as a result of the restructuring, which represents the same reduction rate applied to the outstanding common shares. The exercise prices of the outstanding warrants were adjusted accordingly. The warrant amounts reflected in the following table are based on original issue quantities through February 14, 2003 and then reduced by 2,541,873 warrants as of that date as a result of the recapitalization.

A summary of the Company’s warrants at December 31, 2003 is presented below:

				Pre-Recapitalization		Post-Recapitalization
Date Issued	Type of Stock	Fair Value at Date of Issuance	Expiration date	Warrant Shares	Exercise price	Warrant Shares	Exercise price
August 1999	Common	$23,000	August 2009	658,081	$1.65	164,519	$6.58
December 1999	Common	17,000	December 2009(1)	507,459	1.01	126,861	4.04
April 2000	Series B-4 Preferred	473,000	November 2004	891,931	0.89	891,931	0.89
September 2000	Common	9,000	September 2005– October 2005	111,250	0.50	27,810	2.00
January 2003	Common	1,000	January 2008– January 2013(2)	190,000	0.01	47,500	0.05
February 2003	Common	1,000	March 2004– March 2005(2)	961,186	0.01	240,297	0.05
May - November 2003	Common	57,000	August 2008(2)	420,000	0.01	420,000	0.01

		$581,000		3,739,907		1,918,918

(1)	Warrants expire on the earlier of the date noted or 90 days after the completion of a qualified public offering of stock by the Company.

(2)	Warrants expire on the earlier of the dates noted or upon the completion of a qualified public offering of stock by the Company.

Warrants issued in 2003 included 480,593 issued to a customer, 240,296 of which have been exercised for common stock. The common shares have been issued and a subscription receivable was recorded for the amount due on exercise. Stock-based expense of $3,000 related to the issuance of the warrant was recorded as an offset to revenues.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

Shares Reserved for Future Issuance—The following table presents shares reserved for future issuance at December 31, 2003:

Conversion of preferred stock	154,120,920
Stock options issued and outstanding	44,887,737
Warrants issued and outstanding	1,918,918
Authorized for future option grants	2,907,748

203,835,323

6.    COMMITMENTS

The Company leases its facilities under operating leases that expire in 2005. Rent expense was $892,000 $431,000 and $432,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Annual minimum future payments under operating leases are as follows at December 31, 2003 (In thousands):

2004	$380
2005	235

Total future lease payments	$615

The Company amended a strategic alliance agreement with a sports association in 2001. In connection with the amendment and settlement the Company agreed to pay a total of $700,000, payable in amounts of $200,000 each in 2001 and 2002, and $60,000 annually in years 2003 through 2007. The Company recorded the full value of the payment obligation and has reflected the long-term portion as long-term obligation and the short-term portion within accrued expenses on the accompanying consolidated balance sheets.

In September 2003, the Company obtained a standby letter of credit of Canadian $55,000 as security for performance under a software license and services contract with a customer. The contract allows for draws against the letter of credit if specified software deliverables do not occur and customer acceptance is not achieved. The letter of credit expires September 2004. No draws have occurred against the letter of credit.

The Company obtained a letter of credit in the amount of $200,000 in conjunction with a lease agreement. The letter of credit expired February 2001 and was extended for an additional one-year period. In April 2001 the Company had satisfied all payment obligations under the lease agreement and the letter of credit was released.

7.    EMPLOYEE BENEFIT PLAN

The Company established a defined contribution employee retirement plan (the “401(k) Plan”) effective January 1, 2001, conforming to Section 401(k) of the Internal Revenue Code (“IRC”). All full-time employees (as defined in the 401(k) Plan) may elect to have a portion of their salary deducted and contributed to the 401(k) Plan up to the maximum allowable limitations of the IRC, which may be matched by the Company in an amount determined by the Board of Directors. No such Company contributions have been approved or made since the inception of the 401(k) Plan.

8.    RELATED PARTIES

The Company entered into a lease agreement with an officer for its Sacramento, California facility. The lease agreement, which continues as amended, provides for monthly rent of $6,000. The lease expires August 2004.

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

9.    SEGMENT INFORMATION

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer. While the Chief Executive Officer evaluates results in a number of different ways, the Company has determined that its reportable segments are based upon internal financial reports that disaggregate certain operating information into two reportable segments called application services and marketing services. Application services provide online registration and transaction processing, enhance marketing and promotion capabilities and improve the management of facilities and memberships. Marketing services create targeted online and field marketing campaigns to reach active lifestyle consumers.

The classification of segment operating expenses and segment income (loss) from operations differs from the financial statements in that the segment operating expenses include only the direct costs such as salaries, payroll taxes, benefits, and commissions attributable to each segment. All other operating expenses, depreciation stock-based compensation and goodwill impairment are captured in the line items titled “Corporate” in the tables below. The Company does not allocate nor analyze fixed assets on the basis of reportable operating segments.

The following table presents a summary of operating segments:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
	(In thousands)
Revenues:
Application services:
Registration	$1,730	$2,834	$4,535	$1,017	$1,676
Software licensing	1,219	1,893	3,335	896	767
Software maintenance	506	1,423	1,642	380	362

Total application services	3,455	6,150	9,512	2,293	2,805
Marketing services	943	2,274	5,624	738	1,610

Total revenues	4,398	8,424	15,136	3,031	4,415
Cost of revenues:
Application services	772	1,262	2,022	458	650
Marketing services	56	180	1,130	259	278

Total cost of revenues	828	1,442	3,152	717	928

Gross profit	3,570	6,982	11,984	2,314	3,487
Operating expenses:
Application services	7,855	6,413	7,180	1,814	2,091
Marketing services	1,168	1,089	1,847	356	516
Corporate expenses	28,765	6,752	4,328	1,240	1,132

Loss from operations	$(34,218)	$(7,272)	$(1,371)	$(1,096)	$(252)

Segment income (loss):
Application services	$(5,172)	$(1,525)	$310	$21	$64
Marketing services	(281)	1,005	2,647	123	816
Corporate	(28,765)	(6,752)	(4,328)	(1,240)	(1,132)

Loss from operations	$(34,218)	$(7,272)	$(1,371)	$(1,096)	$(252)

THE ACTIVE NETWORK, INC.

Notes to Consolidated Financial Statements—(Continued)

No single application services or marketing services customer accounted for more than 10% of the Company’s total revenues in any year.

10.    LITIGATION

The Company is subject to certain legal claims arising in the ordinary course of business, some of which involve claims for monetary damages. The ultimate outcome of such claims cannot be predicted at this time. It is management’s opinion, after consultation with its legal counsel, that any such liability resulting from the ultimate resolution of such claims would not have a material adverse effect on the Company’s financial position or the Company’s future results of operations or cash flows.

11.    SUBSEQUENT EVENTS

In April 2004, the Company purchased substantially all of the assets of Do It Sports, a provider of online registration services and technology for real-time, race-day data services and results, for $0.4 million in cash and the assumption of certain liabilities. Do It Sports has represented that the liabilities assumed, when reduced by cash and receivables, do not exceed $1.9 million. Also, the Company is obligated to pay Do It Sports an amount equal to 4.5 times the operating income generated by the acquired business in excess of $0.5 million, for the period from July 1, 2004 to June 30, 2005, subject to a maximum payment of $3.3 million. In the event of any such payment, the Company may pay in cash or, at the Company’s election, shares of its common stock. The results of Do It Sports will be included in the Company’s consolidated financial statements beginning on April 9, 2004.

In March 2004, the Company’s Board of Directors approved the 2004 Equity Incentive Plan with a reserve of 13,671,000 shares of common stock and the 2004 Employee Stock Purchase Plan with a reserve of 8,190,000 shares of common stock.

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Through and including                 , 2004, the 25th day after the date of this prospectus, all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee		$5,828.20
NASD filing fee		5,100.00
Nasdaq National Market filing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Directors and officers’ liability insurance premium (1933 Act)		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102 of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	For any transaction from which the director derives an improper personal benefit;

•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	For acts related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	For any breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Active or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We have entered into an underwriting agreement, which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering	3.1
Form of Amended and Restated Bylaws to be effective upon the closing of this offering	3.2
Fifth Amended and Restated Investors’ Rights Agreement dated as of November 29, 2001 by and among the Registrant and Stockholders named therein.	4.2
Form of Indemnification Agreement by and among the Registrant and each of its directors and officers	10.10

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by us since 2001.

(1) From January 1, 2001 through December 31, 2001, we granted options to purchase 10,308,361 shares of our common stock to employees, directors and consultants under our 1999 Stock Option/Stock Issuance Plan at a weighted average exercise price of $0.11 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from January 1, 2000 through December 31, 2001, options were exercised for an aggregate of 701 shares of our common stock. We have received aggregate consideration of approximately $350 in connection with the exercise of these options.

(2) On February 11, 2001, we granted options to purchase 510,000 shares of our common stock to certain employees at an exercise price of $0.50 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. None of these options were exercised and have subsequently been cancelled.

(3) In February 2001, we issued 2,380,952 shares of Series B-5 preferred stock to Hambrecht/Eu Capital as consideration under an Accord, and Settlement and Release Agreement dated February 21, 2001. Under the terms of this agreement, we agreed to reduce the amount of shares of Series B-5 preferred stock that Hambrecht was initially obligated to purchase pursuant to a preferred stock purchase agreement from 2,857,142 to 2,380,952. Hambrecht paid $1.05 per share for an aggregate purchase price of $2,500,000 for such shares.

(4) In May 2001, we issued 5,000 shares of Series A-6 preferred stock to Empirix, Inc. as consideration for an Accord and Release Agreement dated May 23, 2001. Under the terms of this agreement, we agreed to pay Empirix, Inc. $10,000 and 5,000 shares of Series A-6 preferred stock as full settlement for any obligations we had under certain purchase and service agreements pursuant to which we were obligated to pay Empirix, Inc. $29,465.

(5) In November 2001, we issued and sold an aggregate of 102,087,115 shares of Series B-6 preferred stock to institutional and accredited investors for aggregate consideration of $11,250,000. Upon completion of this offering, these shares will convert into 102,087,115 shares of common stock.

(6) In November 2001, pursuant to our acquisition of myteam.com, Inc., we issued an aggregate of 13,447,067 shares of Series B-7 preferred stock to Comdisco, Inc., Wand Affiliates Fund L.P., and Wand Equity Portfolio II L.P. for aggregate consideration of $1,500,455. Upon completion of this offering, these shares will convert into 13,447,067 shares of common stock.

(7) From January 1, 2002 through December 31, 2002, we granted options to purchase 39,912,396 shares of our common stock to employees, directors and consultants under our 2002 Stock Option/Stock Issuance Plan at a weighted average exercise price of $0.01 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from January 1, 2002 through December 31, 2002, options were exercised for an aggregate of 150,584 shares of our common stock. We have received aggregate consideration of approximately $1,807 in connection with the exercise of these options.

(8) In January 2003, we issued a warrant to purchase up to 90,000 shares of our common stock at an exercise price of $0.01 per share to Mike Smith. This warrant had a fair value that was not significant.

(9) In January 2003, we issued a warrant to purchase up to 10,000 shares of our common stock at an exercise price of $0.01 per share to Tim Murphy. This warrant had a fair value that was not significant.

(10) In January 2003, we issued a warrant to purchase up to 40,000 shares of our common stock at an exercise price of $0.01 per share to Amateur Athletic Union. This warrant had a fair value that was not significant.

(11) In January 2003, we issued a warrant to purchase up to 50,000 shares of our common stock at an exercise price of $0.01 per share to D&P Software. This warrant had a fair value that was not significant.

(12) In February 2003, we issued a warrant to purchase up to 1,922,372 shares of our common stock at an exercise price of $0.01 per share to NFL Properties LLC. This warrant had a fair value that was not significant.

(13) We consummated a restructuring of our capital stock which was accounted for as a redistribution among stockholders effective February 14, 2003 pursuant to which: (i) each share of Series A-1 preferred stock was exchanged for one share of Series A-1 preferred stock, (ii) each share of Series A-2 preferred stock was exchanged for one share of Series A-2 preferred stock, (iii) each share of Series A-3 preferred stock was exchanged for one share of Series A-3 preferred stock, (iv) each share of Series B preferred stock was exchanged for one share of Series B-1 preferred stock, (v) each share of Series C preferred stock was exchanged for (A) one share of Series B-2 preferred stock, plus (B) in the case of Kettle Partners, 0.9224564 share of common stock to satisfy pre-existing anti-dilution rights, including rights triggered by the Series I financing, plus (C) in the case of Austin Ventures, 0.1036756 share of common stock to satisfy pre-existing anti-dilution rights but excluding anti-dilution rights triggered by the Series I financing, which were waived by Austin Ventures, (vi) each share of Series D-1 preferred stock was exchanged for one share of Series B-3 preferred stock, (vii) each share of Series D-2 preferred stock was exchanged for one share of Series A-4 preferred stock, (viii) each share of Series E preferred stock was exchanged for one share of Series A-5 preferred stock, (ix) each share of Series F preferred stock was exchanged for one share of Series B-4 preferred stock, (x) each share of Series G preferred stock was exchanged for one share of Series B-5 preferred stock, (xi) each share of Series H preferred stock was exchanged for one share of Series A-6 preferred stock, (xii) each share of Series I preferred stock was exchanged for 0.8265357 share of Series B-6 preferred stock, (xiii) each share of Series J preferred stock was exchanged for 0.8265357 share of Series B-7 preferred stock, (xiv) each share of common stock was exchanged for 0.25 share of common stock, (xv) each warrant to purchase Series F preferred was exchanged for a warrant to purchase the same number of shares of Series B-4 preferred stock.

(14) From January 1, 2003 through February 13, 2003, we granted options to purchase 2,036,352 shares of our common stock to employees, directors and consultants under our 2002 Stock Option/Stock Issuance Plan at a weighted exercise price of $0.01 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from January 1, 2003 through February 13, 2003, options were exercised for an aggregate of 113,776 shares of common stock. We have received an aggregate consideration of approximately $1,365 in connection with the exercise of these options. From

February 14, 2003 through December 31, 2003, we granted options to purchase 5,559,850 shares of our common stock to employees, directors and consultants under our 2002 Stock Option/Stock Issuance Plan at a weighted average exercise price of $0.01 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from February 14, 2003 through December 31, 2003, options were exercised for an aggregate of 338,358 shares of our common stock. We have received aggregate consideration of approximately $4,906 in connection with the exercise of these options.

(15) In May 2003, pursuant to our Asset Purchase Agreement with Onjibe, we issued a warrant to purchase up to 190,000 shares of our common stock at an exercise price of $0.01 per share to Freddy Nolan. This warrant had a fair value that was not significant.

(16) In May 2003, pursuant to our Asset Purchase Agreement with Onjibe, we issued a warrant to purchase up to 10,000 shares of our common stock at an exercise price of $0.01 per share to Wilson Sonsini Goodrich & Rosati, Professional Corporation. This warrant had a fair value that was not significant.

(17) From January 1, 2004 through March 31, 2004, we granted options to purchase 2,769,220 shares of our common stock to employees, directors and consultants under our 2002 Stock Option/Stock Issuance Plan at a weighted average exercise price of $0.27 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from January 1, 2004 through March 31, 2004, options were exercised for an aggregate of 23,887,093 shares of common stock, of which 2,537,900 shares were unvested stock options which were exercised prior to their vesting. We have received an aggregate consideration of approximately $346,363 in connection with the exercise of these options.

(17) In August 2003, we issued a warrant to purchase up to 200,000 shares of our common stock at an exercise price of $0.01 per share to John Fullmer. This warrant had a fair value that was not significant.

(18) In August 2003, we issued a warrant to purchase up to 100,000 shares of our common stock at an exercise price of $0.01 per share to Matthew Burke. This warrant had a fair value that was not significant.

(19) In August 2003, we issued a warrant to purchase up to 100,000 shares of our common stock at an exercise price of $0.01 per share to Sam Zales. This warrant had a fair value that was not significant.

(20) In November 2003, we issued a warrant to purchase up to 20,000 shares of our common stock at an exercise price of $0.01 per share to Logical Solutions, Inc. in connection with a Strategic Partnership and License Agreement. This warrant had a fair value that was not significant.

The offers, sales and issuances of the securities described in paragraphs 2 through 4, 8 through 12, and 15 through 20 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 1 and 2 and 5 through 15 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraph 13 were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act in that these securities were exchanged by the issuer with its existing security holders and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchanges.

The offers, sales and issuances of the preferred stock described in paragraphs 5 and 6 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 3 and 4 were accredited investors under Rule 501 of Regulation D.

The offers, sales and issuances of the options and common stock described in paragraphs 1, 7 and 14, were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2002 Equity Incentive Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

2.1*	Asset Purchase Agreement dated as of April 9, 2004 by and among the Registrant, Do It Sports, Inc. and its shareholders

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon closing of this offering

3.2*	Form of Amended and Restated Bylaws of the Registrant to be in effect upon closing of this offering

4.1†	Specimen Common Stock Certificate

4.2*	Fifth Amended and Restated Investors’ Rights Agreement dated as of November 29, 2001 by and among the Registrant and Stockholders named therein

5.1†	Opinion of Cooley Godward LLP

10.1*	Standard Office Lease—Net dated September 20, 1995, by and between Sierra Digital, Inc. and Duane A. Harlan

10.1(a)*	Addendum to Lease Agreement dated September 20, 1995, by and between Sierra Digital, Inc. and Duane A. Harlan

10.1(b)*	Addendum to Lease Agreement dated April 28, 2003, by and between the Registrant and Safari Holdings, LLC (and/or Duane Harlan)

10.2*	Office Lease dated June 2, 1999, by and between the Registrant and Prospect Center Corporation

10.2(a)*	Amendment to Original Lease dated November 17, 1999, by and between the Registrant and Prospect Center Corporation

10.2(b)*	Second Agreement to Amend Lease dated March 14, 2000, by and between the Registrant and Prospect Center Corporation

Exhibit Number	Exhibit Description

10.2(c)*	Third Lease Amendment dated March 11, 2002, by and between the Registrant and 1020 Prospect Street LP

10.2(d)*	Third Amendment to Office Lease dated July 15, 2003, by and between the Registrant and 1020 Prospect Street LP

10.3#*	2002 Stock Option/Stock Issuance Plan

10.3(a)#*	Amendment to 2002 Stock Option/Stock Issuance Plan

10.4#*	Form of Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan

10.5#*	Form of Restricted Stock Purchase Agreement

10.6#†	2004 Equity Incentive Plan

10.7#†	Form of Stock Option Agreement under 2004 Equity Incentive Plan

10.8#†	2004 Employee Stock Purchase Plan

10.9#†	Form of Offering Document under the 2004 Employee Stock Purchase Plan

10.10#*	Form of Indemnification Agreement by and between the Registrant and each of its directors and officers
10.11#*	Employment Agreement dated November 22, 1999, by and between the Registrant and David Alberga

10.12#*	Employment Agreement dated February 14, 2000, by and between the Registrant and Matthew Landa

10.12(a)#*	Addendum to Employment Agreement dated December 20, 2000, by and between the Registrant and Matthew Landa

10.13#*	Employment Agreement dated April 28, 2000, by and between the Registrant and Jon Belmonte

10.13(a)#*	Addendum to Employment Agreement dated December 20, 2000, by and between the Registrant and Jon Belmonte

10.14#*	Employment Agreement dated March 15, 2004 by and between the Registrant and John Creelman

10.15#*	Severance Agreement, dated April 9, 2004, by and between the Registrant and Natalya Smith

16.1*	Letter from Ernst & Young, LLP to the Securities and Exchange Commission, dated April 15, 2004

23.1†	Consent of Cooley Godward LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (Included on Signature Page)

*	Previously filed.
†	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 25th day of June, 2004.

THE ACTIVE NETWORK, INC.

By:	/s/ DAVID ALBERGA
David Alberga Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID ALBERGA David Alberga	Chief Executive Officer and Director (Principal Executive Officer)	June 25, 2004

/s/ JOHN CREELMAN John Creelman	(Principal Financial and Accounting Officer)	June 25, 2004

/s/ * Thomas Clancy	Director	June 25, 2004

/s/ * Stephen Green	Director	June 25, 2004

/s/ * John Pleasants	Director	June 25, 2004

/s/ * Elliot Katzman	Director	June 25, 2004

/s/ * James Woodman, IV	Director	June 25, 2004

*By:	/s/ JOHN CREELMAN
John Creelman Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

2.1*	Asset Purchase Agreement dated as of April 9, 2004 by and among the Registrant, Do It Sports, Inc. and its shareholders

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon closing of this offering

3.2*	Form of Amended and Restated Bylaws of the Registrant to be in effect upon closing of this offering

4.1†	Specimen Common Stock Certificate

4.2*	Fifth Amended and Restated Investors’ Rights Agreement dated as of November 29, 2001 by and among the Registrant and Stockholders named therein

5.1†	Opinion of Cooley Godward LLP

10.1*	Standard Office Lease—Net dated September 20, 1995, by and between Sierra Digital, Inc. and Duane A. Harlan

10.1(a)*	Addendum to Lease Agreement dated September 20, 1995, by and between Sierra Digital, Inc. and Duane A. Harlan

10.1(b)*	Addendum to Lease Agreement dated April 28, 2003, by and between the Registrant and Safari Holdings, LLC (and/or Duane Harlan)

10.2*	Office Lease dated June 2, 1999, by and between the Registrant and Prospect Center Corporation

10.2(a)*	Amendment to Original Lease dated November 17, 1999, by and between the Registrant and Prospect Center Corporation

10.2(b)*	Second Agreement to Amend Lease dated March 14, 2000, by and between the Registrant and Prospect Center Corporation

10.2(c)*	Third Lease Amendment dated March 11, 2002, by and between the Registrant and 1020 Prospect Street LP

10.2(d)*	Third Amendment to Office Lease dated July 15, 2003, by and between the Registrant and 1020 Prospect Street LP

10.3#*	2002 Stock Option/Stock Issuance Plan

10.3(a)#*	Amendment to 2002 Stock Option/Stock Issuance Plan

10.4#*	Form of Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan

10.5#*	Form of Restricted Stock Purchase Agreement

10.6#†	2004 Equity Incentive Plan

10.7#†	Form of Stock Option Agreement under 2004 Equity Incentive Plan

10.8#†	2004 Employee Stock Purchase Plan

10.9#†	Form of Offering Document under the 2004 Employee Stock Purchase Plan

10.10#*	Form of Indemnification Agreement by and between the Registrant and each of its directors and officers

10.11#*	Employment Agreement dated November 22, 1999, by and between the Registrant and David Alberga

Exhibit Number	Exhibit Description
10.12#*	Employment Agreement dated February 14, 2000, by and between the Registrant and Matthew Landa

10.12(a)#*	Addendum to Employment Agreement dated December 20, 2000, by and between the Registrant and Matthew Landa

10.13#*	Employment Agreement dated April 28, 2000, by and between the Registrant and Jon Belmonte

10.13(a)#*	Addendum to Employment Agreement dated December 20, 2000, by and between the Registrant and Jon Belmonte

10.14#*	Employment Agreement dated March 15, 2004, by and between the Registrant and John Creelman

10.15#*	Severance Agreement, dated April 9, 2004, by and between the Registrant and Natalya Smith

16.1*	Letter from Ernst & Young, LLP to the Securities and Exchange Commission, dated April 15, 2004

23.1†	Consent of Cooley Godward LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (Included on Signature Page)

*	Previously filed.
†	To be filed by amendment.
#	Indicates management contract or compensatory plan.